
13001422

2012 ANNUAL REPORT


LIVE NATION
ENTERTAINMENT®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2012,

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from __________ to __________

Commission File Number 001-32601

LIVE NATION ENTERTAINMENT, INC.
(Exact name of registrant as specified in its charter)

Delaware	**20-3247759**
(State of Incorporation)	**(I.R.S. Employer Identification No.)**

9348 Civic Center Drive
Beverly Hills, CA 90210
(Address of principal executive offices, including zip code)

(310) 867-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, $.01 Par Value per Share; Preferred Stock Purchase Rights	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and 2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

On June 30, 2012, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the Common Stock beneficially held by non-affiliates of the registrant was approximately 1,201,000,000 (For purposes hereof, directors, executive officers and 10% or greater stockholders have been deemed affiliates).

On February 20, 2013, there were 190,742,017 outstanding shares of the registrant's common stock, $0.01 par value per share, including 2,694,733 shares of unvested restricted stock awards.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, expected to be filed within 120 days of our fiscal year end, are incorporated by reference into Part III.

LIVE NATION ENTERTAINMENT, INC.
INDEX TO FORM 10-K

		Page
	PART I	
ITEM 1.	BUSINESS	2
ITEM 1A.	RISK FACTORS	19
ITEM 1B.	UNRESOLVED STAFF COMMENTS	37
ITEM 2.	PROPERTIES	37
ITEM 3.	LEGAL PROCEEDINGS	37
	PART II	
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES	40
ITEM 6.	SELECTED FINANCIAL DATA	41
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	41
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	66
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	67
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	114
ITEM 9A.	CONTROLS AND PROCEDURES	114
ITEM 9B.	OTHER INFORMATION	116
	PART III	
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	116
ITEM 11.	EXECUTIVE COMPENSATION	116
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	116
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	116
ITEM 14.	PRINCIPAL ACCOUNTING FEES AND SERVICES	116
	PART IV	
ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES	117

LIVE NATION ENTERTAINMENT, INC.

GLOSSARY OF KEY TERMS

ADA	Americans with Disabilities Act of 1990
AEG	Anschutz Entertainment Group
AMG	Academy Music Holdings Limited Group
AOI	Adjusted operating income (loss)
Azoff Trust	The Azoff Family Trust of 1997, of which Irving Azoff is co-Trustee
BigChampagne	BigChampagne, LLC
Cablevision	Cablevision Systems Corporation
Clear Channel	Clear Channel Communications, Inc.
Company	Live Nation Entertainment, Inc. and subsidiaries
Coppel	Michael Coppel Ventures Pty Ltd
Cream	Cream Holdings Limited
CTS	CTS Eventim AG
DDA	United Kingdom's Disability Discrimination Act 1995
DOJ	United States Department of Justice
FASB	Financial Accounting Standards Board
FCPA	Foreign Corrupt Practices Act
FLMG	FLMG Holdings Corp., a wholly-owned subsidiary of Live Nation
Front Line	Front Line Management Group, Inc.
FTC	Federal Trade Commission
Full Circle	Full Circle Limited Live
GAAP	United States Generally Accepted Accounting Principles
HARD	HARD Events LLC
IAC	IAC/InterActiveCorp
IRS	United States Internal Revenue Service
Liberty Media	Liberty Media Corporation
Live Nation	Live Nation Entertainment, Inc., formerly known as Live Nation, Inc., and subsidiaries
LN-Haymon	LN-Haymon Ventures, LLC
LN-HS Concerts	LN-HS Concerts, LLC
Merger	Merger between Live Nation, Inc. and Ticketmaster Entertainment, Inc. announced in February 2009 and consummated in January 2010
Merger Agreement	Agreement and Plan of Merger, dated February 10, 2009 and consummated on January 25, 2010, between Live Nation, Inc. and Ticketmaster Entertainment, Inc.
MSG	The Madison Square Garden Company
OCI	Other comprehensive income (loss)
Paciolan	Paciolan, Inc.
SEC	United States Securities and Exchange Commission
Separation	The contribution and transfer by Clear Channel of substantially all of its entertainment assets and liabilities to Live Nation
Serviticket	Serviticket, S.A.
Spincos	Collective referral to Ticketmaster and other companies spun off from IAC on August 20, 2008
TGLP	Ticketmaster Group Limited Partnership
Ticketmaster	For periods prior to May 6, 2010, Ticketmaster means Ticketmaster Entertainment LLC and its predecessor companies (including without limitation Ticketmaster Entertainment, Inc.); for periods on and after May 6, 2010, Ticketmaster means the Ticketmaster ticketing business of the Company
Ticketnet	Ticketnet S.A.
TicketsNow	TNow Entertainment Group, Inc.
T-Shirt Printers	T-Shirt Printers Pty Ltd
Vector	Vector Management LLC and Vector West LLC

PART I

"Live Nation" (which may be referred to as the "Company," "we," "us" or "our") means Live Nation Entertainment, Inc. and its subsidiaries, or one of our segments or subsidiaries, as the context requires.

Special Note About Forward-Looking Statements

Certain statements contained in this Form 10-K (or otherwise made by us or on our behalf from time to time in other reports, filings with the SEC, news releases, conferences, internet postings or otherwise) that are not statements of historical fact constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, notwithstanding that such statements are not specifically identified. Forward-looking statements include, but are not limited to, statements about our financial position, business strategy, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition, the effects of future legislation or regulations and plans and objectives of our management for future operations. We have based our forward-looking statements on our beliefs and assumptions based on information available to us at the time the statements are made. Use of the words "may," "should," "continue," "plan," "potential," "anticipate," "believe," "estimate," "expect," "intend," "outlook," "could," "target," "project," "seek," "predict," or variations of such words and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to, those set forth under Item 1A.—Risk Factors as well as other factors described herein or in our quarterly and other reports we file with the SEC (collectively, "cautionary statements"). Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described in any forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We do not intend to update these forward-looking statements, except as required by applicable law.

ITEM 1. BUSINESS

Our Company

We believe that we are the largest live entertainment company in the world, connecting more than 250 million fans across all of our platforms to over 180,000 events in approximately 47 countries in 2012.

We believe we are the largest producer of live music concerts in the world, based on total attendance at Live Nation events as compared to events of other promoters, connecting nearly 49 million fans to 22,000 events for over 2,300 artists in 2012. Globally, Live Nation owns, operates, has booking rights for and/or has an equity interest in 139 venues, including *House of Blues* ® music venues and prestigious locations such as *The Fillmore* in San Francisco, the Hollywood Palladium, the Ziggo Dome in Amsterdam and the O_2 Dublin.

We believe we are the world's leading live entertainment ticketing sales and marketing company, based on the number of tickets we sold. Ticketmaster provides ticket sales, ticket resale services, and marketing and distribution globally through *www.ticketmaster.com* and *www.livenation.com*, numerous retail outlets and worldwide call centers. Established in 1976, Ticketmaster serves clients worldwide across multiple event categories, providing ticketing services for leading arenas, stadiums, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters.

We believe we are one of the world's leading artist management companies based on the number of artists represented. Front Line and its affiliates manage musical artists and acts primarily in the rock, classic rock, pop and country music genres. As of December 31, 2012, Front Line and its affiliates had approximately 230 artists on its rosters and over 70 managers providing services to these artists.

We believe our global network is the world's largest music marketing network for corporate brands and includes one of the world's top five ecommerce websites, based on comparison of gross sales of leading internet retailers. In 2012, we have over 119 million customers in our database based on visitors to *www.livenation.com* and *www.ticketmaster.com* and our other online properties.

Our principal executive offices are located at 9348 Civic Center Drive, Beverly Hills, California 90210 (telephone: 310-867-7000). Our principal website is *www.livenation.com*. Live Nation is listed on the New York Stock Exchange, trading under the symbol "LYV."

Our Strategy

Our strategy is to leverage our leadership position in live entertainment and our relationships with fans, venues, artists and advertisers to sell more tickets and grow our revenue, earnings and cash flow. We pay artists, venues and teams to secure content and tickets; we invest in the technology to advance our ticketing, ecommerce and mobile platforms; and we are paid by sponsors and advertisers that aspire to connect their brands with our passionate fan base.

Our core businesses surrounding the promotion of live events include ticketing and ecommerce, sponsorship, and artist management. We believe our focus on growing these businesses will increase shareholder value as we continue to build all our revenue streams and achieve scale economies with our global platforms. We also continue to strengthen our core operations, further expanding into additional global markets and optimizing our cost structure. Our strategy is to grow and innovate through the initiatives listed below.

- *Expand our Platform to Sell more Tickets*. We will build our fan base and sell more tickets by continuing to build our portfolio of global festivals, expanding our electronic dance music (EDM) festival and show base, selectively growing into additional top global music markets and further building our market share in established markets.
- *Drive Conversion of Ticket Sales through Social and Mobile Channels*. We are focused on selling tickets through a wide set of sales channels, including social media and mobile, and leveraging our extensive database we have built through *www.livenation.com* and *www.ticketmaster.com* to better reach consumers. We are shifting marketing spend from traditional media outlets to social media and digital platforms to more effectively reach our fans and drive more ticket sales. We will continue to develop new tools for mobile devices in additional markets to make it easier for our fans to get information on live events and conveniently buy and sell tickets.
- *Grow Sponsorship and Advertising*. Our goal is to continue to drive growth in this area and capture a larger share of the music sponsorship market. We will focus on expanding and developing new relationships with corporate sponsors to provide them with targeted strategic programs through our unique relationship with fans and artists, our distribution network of venues and our extensive ticketing operations and online presence. In addition, we have established one of the few ecommerce sites that has a substantial and growing online advertising platform. We will continue to look for new innovative products and offerings that give our sponsors and advertisers a unique ability to reach consumers through the power of live music.
- *Sell more Tickets and Drive Reductions in the Cost to Sell a Ticket.* We will continue to invest in our ticketing platforms and related venue and fan products to strengthen the functionality of our system and drive additional ticket sales while also creating a more efficient system. We will also continue to deliver differentiated value to content owners and venues leveraging ticket buyer data to effectively price and market shows, increasing attendance and optimizing revenues.
- *Build Secondary Ticket Volume.* We will grow the volume of secondary tickets sold in partnership with content owners to provide a trusted environment for fan ticket exchanges. We will deliver an integrated inventory product that will allow our fans to have a dependable, secure location to come to for all available tickets for an event which they can access both online and via their mobile devices.

Our Assets

We believe we have a unique portfolio of assets that is unmatched in the live entertainment industry.

- *Fans*. During 2012, our events were attended by nearly 49 million live music fans. Our database of our fans and their interests provides us with the means to efficiently market our shows to these fans as well as offer them other music-related products and services. This fan database is an invaluable asset that we are able to use to provide unique services to our artists and corporate clients.
- *Artists*. We have extensive relationships with artists ranging from those acts that are just beginning their careers to established superstars. In 2012, we promoted shows or tours for over 2,300 artists globally. In addition, through our artist management companies, we manage approximately 230 artists. We believe our artist relationships are a competitive advantage and will help us pursue our strategy to develop additional ancillary revenue streams around the ticket purchase, live event and the artists themselves.
- *Online Services and Ticketing*. We own and operate various branded websites, both in the United States and abroad, which are customized to reflect services offered in each jurisdiction. Our primary online websites, *www.livenation.com* and *www.ticketmaster.com*, together with our other branded ticketing websites, are designed to promote ticket sales for live events and to disseminate event and related merchandise information online. Fans can access *www.livenation.com* and *www.ticketmaster.com* directly, from affiliated websites and through numerous direct links from banners and event profiles hosted by approved third-party websites. We have also launched mobile apps under both Live Nation and Ticketmaster that our fans can use to access event information and, in some cases, buy tickets to events.

- *Distribution Network*. We believe that our global distribution network of promoters, venues and festivals provides us with a strong position in the live concert industry. We believe we have one of the largest global networks of live entertainment businesses in the world, with offices in 72 cities in North America and 24 countries worldwide. In addition, we own, operate, have booking rights and/or have an equity interest in 139 venues located across six countries as of the end of 2012, making us, we believe, the second largest operator of music venues in the world. We also believe that we produce one of the largest networks of music festivals in the world with more than 50 festivals globally. In addition, we believe that our global ticketing distribution network with one of the largest ecommerce sites on the internet, approximately 9,200 sales outlets and 16 call centers serving more than 13,000 clients worldwide makes us the largest ticketing network in the industry.
- *Sponsors*. We employ a sales force of approximately 200 people that worked with approximately 800 sponsors during 2012, through a combination of local venue-related deals and national deals, both in North America and internationally. Our sponsors include some of the most well-recognized national and global brands including O_2, State Farm, Red Bull and Coca-Cola (each of these brands is a registered trademark of the sponsor).
- *Employees*. At December 31, 2012, we employed approximately 7,100 full-time employees who are dedicated to providing first-class service to our artists, fans, ticketing clients and corporate sponsors. Many of our employees have decades of experience in promoting and producing live concerts, ticketing operations, sales and marketing, artist management and live event venue management.

Our History

We were incorporated in Delaware on August 2, 2005 in preparation for the contribution and transfer by Clear Channel of substantially all of its entertainment assets and liabilities to us. We completed the separation on December 21, 2005, and became a publicly traded company on the New York Stock Exchange trading under the symbol "LYV."

On January 25, 2010, we merged with Ticketmaster. Effective on the date of the Merger, Ticketmaster became a wholly-owned subsidiary of Live Nation and Live Nation, Inc. changed its name to Live Nation Entertainment, Inc.

Our Industry

We operate in five main industries within the live entertainment business, including live music events, venue operations, ticketing services, sponsorship and advertising sales and artist management and services.

The live music industry includes concert promotion and/or production of music events or tours. Typically, to initiate live music events or tours, booking agents directly contract with artists to represent them for defined periods. Booking agents then contact promoters, who will contract with them or directly with artists to arrange events. Booking agents generally receive fixed or percentage fees from artists for their services. Promoters earn revenue primarily from the sale of tickets. Artists are paid by the promoter under one of several different formulas, which may include fixed guarantees and/or a percentage of ticket sales or event profits. In addition, promoters may also reimburse artists for certain costs of production, such as sound and lights. Under guaranteed payment formulas, promoters assume the risks of unprofitable events. Promoters may renegotiate lower guarantees or cancel events because of insufficient ticket sales in order to reduce their losses. Promoters can also reduce the risk of losses by entering into global or national touring agreements with artists and including the right to offset lower performing shows against higher performing shows on the tour in the determination of overall artist fees.

For music tours, one to four months typically elapse between booking artists and the first performances. Promoters, in conjunction with artists, managers and booking agents, set ticket prices and advertise events. Promoters market events, sell tickets, rent or otherwise provide venues and arrange for local production services, such as stages and sets.

Venue operators typically contract with promoters to rent their venues for specific events on specific dates and receive fixed fees or percentages of ticket sales as rental income. In addition, venue operators provide services such as concessions, parking, security, ushering and ticket-taking, and receive some or all of the revenue from concessions, merchandise, venue sponsorships, parking and premium seating.

Ticketing services include the sale of tickets primarily through online channels but also through phone, outlet and box office channels. Ticketing companies will contract with venues and/or promoters to sell tickets to events over a period of time, generally three to five years. The ticketing company does not set ticket prices or seating charts for events as this information is given to them by the venue and/or promoter in charge of the event. The ticketing company generally gets paid a fixed fee per ticket sold or a percentage of the total ticket service charges. Venues will often also sell tickets through a local box office at the venue using the ticketing company's technology; on these box office tickets, the ticketing company will generally not earn a fee. The ticketing company receives the cash for the ticket sales and related service charges at the time the ticket is sold and periodically remits these receipts to the venue and/or promoter after deducting their fee. As ticket sales increase, related ticketing operating income generally increases as well.

Ticketing "resale" services refers to the sale of tickets by a holder who originally purchased the tickets from a venue, promoter or other entity, or a ticketing services provider selling on behalf of a venue, promoter or other entity. Generally, the ticket reseller is paid a service charge when the ticket is resold and the negotiated ticket value is paid to the holder.

Artist management primarily provides services to music recording artists to manage their careers. The artist manager negotiates on behalf of the artist and is paid a fee, generally as a percentage of the artist's earnings. Artist services sells merchandise associated with musical artists at live performances, to retailers and directly to consumers via the internet and also sells premium ticket packages and services.

The sponsorship and advertising industry within the live entertainment business involves the sale of international, national, regional and local advertising campaigns and promotional programs to a variety of companies desiring to advertise or promote their brand or product. The advertising campaigns typically include venue naming rights, on-site venue signage, online banner advertisements and exclusive partner rights in various categories such as beverage, hotel and telecommunications. These promotional programs may include event pre-sales and on-site product activation.

Our Business

Our reportable segments are Concerts, Ticketing, Artist Nation and Sponsorship & Advertising. Prior to 2012, we reported an eCommerce segment, which is now included in our Ticketing and Sponsorship & Advertising segments. Specifically, all online advertising and online sponsorships previously reported in the eCommerce segment are now reported in the Sponsorship & Advertising segment while all other activity has been included in the Ticketing segment. This change was made to be consistent with how the four key components of the business are now being managed. Information related to these operating segments and other operations for 2012, 2011 and 2010 is included in Note 13—Segment Data in the Notes to Consolidated Financial Statements in Item 8.

Concerts. Our Concerts segment principally involves the global promotion of live music events in our owned and/or operated venues and in rented third-party venues, the operation and management of music venues and the production of music festivals across the world. During 2012, our Concerts business generated approximately $3.9 billion, or 66.5%, of our total revenue. We promoted 22,000 live music events in 2012, including artists such as Madonna, Lady Gaga, Coldplay, Roger Waters, Bruce Springsteen & the E Street Band, Van Halen and the Dave Matthews Band and through festivals such as Rock Werchter, Download, Creamfields and Reading. While our Concerts segment operates year-round, we generally experience higher revenue during the second and third quarters due to the seasonal nature of shows at our outdoor amphitheaters and festivals, which primarily occur May through September.

As a promoter, we earn revenue primarily from the sale of tickets and pay artists under one of several formulas, including a fixed guaranteed amount and/or a percentage of ticket sales or event profits. For each event, we either use a venue we own and/or operate, or rent a third-party venue. Revenue is generally related to the number of events, volume of ticket sales and ticket prices. Event costs such as artist fees and production service expenses are included in direct operating expenses and are typically substantial in relation to the revenue. As a result, significant increases or decreases in promotion revenue do not typically result in comparable changes to operating income.

As a venue operator, we generate revenue primarily from the sale of concessions, parking, premium seating, rental income, venue sponsorships and ticket rebates or service charges earned on tickets sold through our internal ticketing operations or by third parties under ticketing agreements. In our amphitheaters, the sale of concessions is outsourced and we receive a share of the net revenue from the concessionaire which is recorded in revenue with no significant direct operating expenses associated with it. Revenue generated from venue operations typically have a higher margin than promotion revenue and therefore typically have a more direct relationship to operating income.

As a festival operator, we typically book artists, secure festival sites, provide for third-party production services, sell tickets and advertise events to attract fans. We also arrange for third-parties to provide operational services as needed such as concessions, merchandising and security. We earn revenue from the sale of tickets and typically pay artists a fixed guaranteed amount. We also earn revenue from the sale of concessions, camping fees, festival sponsorships and ticket rebates or service charges earned on tickets sold. For each event, we either use a festival site we own or rent a third-party festival site. Revenue is generally related to the number of events, volume of ticket sales and ticket prices. Event costs such as artist fees and production service expenses are included in direct operating expenses and are typically substantial in relation to the revenue. As a result, significant increases or decreases in festival promotion revenue will generally result in comparable changes to operating income.

Ticketing. Our Ticketing segment is primarily an agency business that sells tickets for events on behalf of our clients and retains a convenience charge and order processing fee for our services. We sell tickets for our events and also for third-party clients across multiple live event categories, providing ticketing services for leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. We sell tickets through a combination of websites, telephone services, mobile devices and ticket outlets. During the year ended December 31, 2012, we sold 78%, 6%, 4% and 12% of primary tickets through these channels, respectively. Our Ticketing segment also manages our online activities including enhancements to our websites and bundled product offerings. During 2012, our Ticketing business generated approximately $1.4 billion, or 23.6%, of our total revenue, which excludes the face value of tickets sold. Through all of our ticketing services, we sold over 148 million tickets in 2012 and sold an additional 108 million tickets through our venue clients' box offices. Our ticketing sales are impacted by fluctuations in the availability of events for sale to the public, which may vary depending upon event scheduling by our clients.

We generally enter into written agreements with individual clients to provide primary ticketing services for specified multi-year periods, typically ranging from three to five years. Pursuant to these agreements, clients generally determine and then tell us what tickets will be available for sale, when such tickets will go on sale to the public and what the ticket face price will be. Agreements with venue clients generally grant us the right to sell tickets for all events presented at the relevant venue for which tickets are made available to the general public. Agreements with promoter clients generally grant us the right to sell tickets for all events presented by a given promoter at any venue, unless that venue is already covered by an existing exclusive agreement with our ticketing business or another ticketing service provider. Where we have exclusive contracts, clients may not utilize, authorize or promote the services of third-party ticketing companies or technologies while under contract with us. While we generally have the right to sell a substantial portion of our clients' tickets, venue and promoter clients often sell and distribute group sales and season tickets in-house. In addition, under many written agreements between promoters and our clients, the client often allocates certain tickets for artist, promoter, agent and venue use and does not make those tickets available for sale by us. We also generally allow clients to make a certain limited number of tickets available for sale through fan clubs, or other similar arrangements, from which we generally derive no revenue unless selected by the club to facilitate the sales. As a result, we do not sell all of our clients' tickets and the amount of tickets that we sell varies from client to client and from event to event, and varies as to any single client from year to year.

We currently offer ticket resale services through TicketsNow (in the United States and Canada), our TicketExchange service (in the United States, Europe and Canada) and GET ME IN! (in the United Kingdom). Through TicketsNow and GET ME IN!, we enter into listing agreements with ticket resellers to post ticket inventory for sale at a purchase price equal to a ticket resale price determined by the ticket reseller plus an amount equal to a percentage of the ticket resale price and a pre-determined service fee. We remit the ticket resale price to the ticket resellers and retain the remainder of the purchase price. While we do not generally acquire tickets for sale on our own behalf, we may do so from time to time on a limited basis. In addition to enabling premium primary ticket sales, the TicketExchange service allows consumers to resell and purchase tickets online for certain events that were initially sold for our venue clients who elect to participate in the TicketExchange service. Sellers and buyers each pay a fee that has been negotiated with the relevant client, a portion of which is shared with the client.

Artist Nation. Our Artist Nation segment primarily provides management services to music artists in exchange for a commission on the earnings of these artists. Our Artist Nation segment also sells merchandise associated with musical artists at live performances, to retailers and directly to consumers via the internet and also provides other services to artists. During 2012, our Artist Nation business generated approximately $400 million, or 6.9%, of our total revenue. Revenue earned from our Artist Nation segment is impacted to a large degree by the touring schedules of the artists we represent. Generally, we experience higher revenue during the second and third quarters as the period from May through September tends to be a popular time for touring events.

Sponsorship & Advertising. Our Sponsorship & Advertising segment employs a sales force that creates and maintains relationships with sponsors, through a combination of strategic, international, national and local opportunities for businesses to reach customers through our concert, venue, artist relationship and ticketing assets, including advertising on our websites. We work with our corporate clients to help create marketing programs that promote their brand and/or product. During 2012, our Sponsorship & Advertising business generated approximately $248 million, or 4.3%, of our total revenue.

We believe that we have a unique opportunity to connect the music fan to corporate sponsors and therefore seek to optimize this relationship through strategic sponsorship programs. We continue to also pursue the sale of national and local sponsorships, both domestically and internationally, and placement of advertising, including signage, online advertising and promotional programs. Many of our venues have venue naming rights sponsorship programs. We believe national and international sponsorships allow us to maximize our network of venues and to arrange multi-venue branding opportunities for advertisers. Our sponsorship programs include companies such as Starwood, American Express, Vodafone, Anheuser Busch, Citi and Hertz (each of the preceding brands is a registered trademark of the sponsor). Our local and venue-focused sponsorships include venue signage, promotional programs, on-site activation, hospitality and tickets, and are derived from a variety of companies across various industry categories.

2012 Acquisitions

The following list includes some of our larger acquisitions during 2012:

Coppel — In April 2012, our Concerts segment acquired a 51% interest in Michael Coppel Ventures Pty Ltd, a concert promotion business in Australia and New Zealand.

Cream — In May 2012, our Concerts segment acquired a 90% interest in Cream Holdings Limited, an electronic dance music festival promoter based in the United Kingdom.

HARD — In June 2012, our Concerts segment acquired HARD Events LLC, an electronic dance music festival promoter based in Los Angeles, California.

Live Nation Venue Details

In the live entertainment industry, venue types generally consist of:

- *Stadiums*—Stadiums are multi-purpose facilities, often housing local sports teams. Stadiums typically have 30,000 or more seats. Although they are the largest venues available for live music, they are not specifically designed for live music. At December 31, 2012, we had booking rights to two stadiums in North America.
- *Amphitheaters*—Amphitheaters are generally outdoor venues with between 5,000 and 30,000 seats that are used primarily in the summer season. We believe they are popular because they are designed specifically for concert events, with premium seat packages and better lines of sight and acoustics. At December 31, 2012, we owned eight, leased 28, operated six and had booking rights for seven amphitheaters located in North America.
- *Arenas*—Arenas are indoor venues that are used as multi-purpose facilities, often housing local sports teams. Arenas typically have between 5,000 and 20,000 seats. Because they are indoors, they are able to offer amenities that other similar-sized outdoor venues cannot, such as luxury suites and premium club memberships. As a result, we believe they have become increasingly popular for higher-priced concerts aimed at audiences willing to pay for these amenities. At December 31, 2012, we owned one, leased three, operated four and had booking rights for three arenas located in North America, the United Kingdom, Ireland, the Netherlands and Italy.
- *Music Theaters*—Music theaters are indoor venues that are built primarily for music events. These venues typically have a capacity between 1,000 and 6,500. Because these venues have a smaller capacity than an amphitheater, they do not offer as much economic upside on a per show basis. However, because music theaters can be used year-round, unlike most amphitheaters, they can generate annual profits similar to those of an amphitheater. Music theaters represent less risk to concert promoters because they have lower fixed costs associated with hosting a concert and may provide a more appropriately-sized venue for developing artists and more artists in general. At December 31, 2012, we owned seven, leased 25, operated three, had booking rights for seven and an equity interest in one music theaters located in North America and the United Kingdom.
- *Clubs*—Clubs are indoor venues that are built primarily for music events but may also include comedy clubs. These venues typically have a capacity of less than 1,000 and often without full fixed seating. Because of their small size, they do not offer as much economic upside, but they also represent less risk to a concert promoter because they have lower fixed costs associated with hosting a concert and also may provide a more appropriate sized venue for developing artists. Clubs can also be used year-round and can therefore generate higher profits for the year, even though per show profits are lower. At December 31, 2012, we owned three, leased ten and had booking rights for three clubs in North America and the United Kingdom.
- *House of Blues*—House of Blues venues are indoor venues that offer customers an integrated live music and dining experience. The live music halls are specially designed to provide optimum acoustics and typically can accommodate between 1,000 to 2,000 guests. A full-service restaurant and bar is located adjacent to the live music hall. We believe that the high quality of the food, service and unique atmosphere in our restaurants attracts customers to these venues independently from an entertainment event and generates a significant amount of repeat business from local customers. At December 31, 2012, we owned two and leased ten House of Blues venues located in North America. One of the House of Blues venues is comprised of two buildings where we own one and lease the other. We have included this venue as an owned venue.
- *Festival Sites*—Festival sites are outdoor locations used primarily in the summer season to stage day-long or multi-day concert events featuring several artists. Depending on the location, festival site capacities can range from 10,000 to 120,000. We believe they are popular because of the value provided to the fan by packaging several artists for a full-day or multi-day event. While festival sites only host a few events each year, they can provide higher operating income because we are able to generate income from many different services provided at the event and they have lower costs associated with producing the event and maintaining the site. At December 31, 2012, we owned four festival sites located in North America and the United Kingdom. One of the festival sites is comprised of two parcels of land where we own one and lease the other. We have included this site as owned.

- *Theatrical Theaters*—Theatrical theaters are generally indoor venues that are built specifically for theatrical events, with substantial aesthetic and acoustic consideration. These venues typically have less than 5,000 seats. Additionally, given their size, they are able to host events aimed at niche audiences. At December 31, 2012, we leased one theatrical theater located in North America and operated one in Ireland.

Venues

At December 31, 2012, we owned, leased, operated, had booking rights for and/or had an equity interest in the following domestic and international venues primarily used for music events:

Market and Venue	DMA® Region Rank (1)	Type of Venue	Live Nation's Interest	Estimated Seating Capacity
NEW YORK, NY	1			
PNC Bank Arts Center		Amphitheater	22-year lease that expires December 31, 2017	17,500
Nikon at Jones Beach Theater		Amphitheater	20-year license agreement that expires December 31, 2019	14,400
NYCB Theatre at Westbury		Music Theater	43-year lease that expires December 31, 2034	2,800
The Paramount		Music Theater	Booking agreement	1,500
Irving Plaza Powered by Klipsch		Club	10-year lease that expires October 31, 2016	1,000
Gramercy Theatre		Club	10-year lease that expires December 31, 2016	600
Roseland Ballrooom		Club	Booking agreement	3,700
Foxwoods Theatre		Theatrical Theater	40-year lease that expires December 31, 2038	1,800
Union County Performing Arts Center		Music Theater	Booking agreement	1,300
LOS ANGELES, CA	2			
San Manuel Amphitheater		Amphitheater	25-year lease that expires June 30, 2018	65,000
Verizon Wireless Amphitheater		Amphitheater	20-year lease that expires February 28, 2017	16,300
Gibson Amphitheatre at Universal CityWalk		Music Theater	15-year lease that expires September 9, 2014	6,200
Hollywood Palladium		Music Theater	20-year lease that expires January 31, 2027	3,500
The Wiltern		Music Theater	15-year lease that expires June 30, 2020	2,300
House of Blues—Sunset Strip		House of Blues	13-year lease that expires May 10, 2025	1,000
House of Blues—Anaheim		House of Blues	5-year lease that expires January 31, 2016	1,000
CHICAGO, IL	3			
First Midwest Bank Amphitheatre		Amphitheater	Owned	28,600
House of Blues—Chicago		House of Blues	Owned	1,300
Charter One Pavilion at Northerly Island		Amphitheater	1-year lease that expired December 31, 2011 (currently operating and negotiating new terms)	8,500
Bottom Lounge		Club	Booking agreement	300

Market and Venue	DMA® Region Rank (1)	Type of Venue	Live Nation's Interest	Estimated Seating Capacity
PHILADELPHIA, PA	4			
Susquehanna Bank Center		Amphitheater	31-year lease that expires September 29, 2025	25,000
Tower Theater		Music Theater	Owned	3,100
Theatre of the Living Arts		Club	Owned	800
Chestnut Street Theatre		Theatrical Theater	Owned (currently not in operation)	2,400
Festival Pier (at Penn's Landing)		Amphitheater	3-year license agreement that expires September 30, 2013	6,500
River Stage at Great Plaza—Penn's Landing		Amphitheater	2-year license agreement that expires September 30, 2013	3,500
DALLAS—FORT WORTH, TX	5			
Gexa Energy Pavillion		Amphitheater	30-year lease that expires December 31, 2018	20,100
House of Blues—Dallas		House of Blues	15-year lease that expires May 31, 2027	1,600
Morton H. Meyerson Symphony Center		Music Theater	Booking agreement	2,100
Palladium Ballroom		Music Theater	Booking agreement	3,000
SAN FRANCISCO—OAKLAND—SAN JOSE, CA	6			
Shoreline Amphitheatre		Amphitheater	15-year lease that expires December 31, 2020	22,000
Sleep Train Pavilion at Concord		Amphitheater	1-year management agreement that expires December 31, 2013	12,500
The Fillmore		Music Theater	10-year lease that expires August 31, 2022	1,200
Nob Hill Masonic Center		Music Theater	18-year lease that expires March 31, 2028	3,300
Punch Line Comedy Club—San Francisco		Club	5-year lease that expires September 15, 2016	500
Cobb's Comedy Club		Club	10-year lease that expires October 31, 2015	200
BOSTON, MA	7			
Comcast Center		Amphitheater	Owned	19,900
Bank of America Pavilion		Amphitheater	Indefinite license agreement that expires 18 months after notification that pier is to be occupied for water dependent use	4,900
Orpheum Theatre—Boston		Music Theater	15-year operating agreement that expires December 31, 2020	2,700
House of Blues—Boston		House of Blues	20-year lease that expires February 28, 2029	2,400
Paradise Rock Club		Club	10-year lease that expires May 31, 2018	800
Brighton Music Hall		Club	10-year lease that expires January 1, 2021	300
WASHINGTON, DC	8			
Jiffy Lube Live		Amphitheater	Owned	22,500
Warner Theatre		Music Theater	1-year lease that expires January 1, 2014	1,900
The Fillmore Silver Spring		Music Theater	20-year lease that expires August 30, 2021	2,000

Market and Venue	DMA® Region Rank (1)	Type of Venue	Live Nation's Interest	Estimated Seating Capacity
ATLANTA, GA	**9**			
Aaron's Amphitheatre at Lakewood		Amphitheater	35-year lease that expires December 31, 2034	19,000
Chastain Park Amphitheatre		Amphitheater	5-year lease that expires December 31, 2015	6,400
The Tabernacle		Music Theater	20-year lease that expires January 31, 2018	2,500
HOUSTON, TX	**10**			
Cynthia Woods Mitchell Pavilion		Amphitheater	Booking agreement	16,500
Bayou Music Center		Music Theater	10-year lease that expires December 31, 2022	2,900
House of Blues—Houston		House of Blues	10-year lease that expires October 31, 2018	1,500
DETROIT, MI	**11**			
The Fillmore Detroit		Music Theater	15-year lease that expires January 31, 2018	2,900
Saint Andrew's Hall		Club	Owned	800
SEATTLE—TACOMA, WA	**12**			
White River Amphitheatre		Amphitheater	25-year management agreement that expires October 31, 2027	20,000
PHOENIX, AZ	**13**			
Ashley Furniture Home Store Pavilion		Amphitheater	60-year lease that expires June 30, 2049	20,000
Comerica Theatre		Music Theater	10-year lease that expires December 31, 2016	5,500
TAMPA—ST PETERSBURG—SARASOTA, FL	**14**			
1-800-ASK-GARY Amphitheatre at the Florida State Fairgrounds		Amphitheater	15-year lease that expires December 31, 2018	20,000
MIAMI—FT LAUDERDALE, FL	**16**			
Klipsch Amphitheatre at Bayfront Park		Amphitheater	10-year management agreement that expires December 31, 2018	5,000
The Fillmore Miami Beach at the Jackie Gleason Theater		Music Theater	10-year management agreement that expires August 31, 2017	2,700
Revolution Live		Club	Booking agreement	1,300
DENVER, CO	**17**			
Comfort Dental Amphitheatre		Amphitheater	1-year lease that expires December 31, 2013	16,800
Fillmore Auditorium		Music Theater	Owned	3,600
CLEVELAND—AKRON, OH	**18**			
Blossom Music Center		Amphitheater	15-year lease that expires October 31, 2014	19,600
House of Blues—Cleveland		House of Blues	20-year lease that expires October 31, 2024	1,200
Jacobs Pavilion at Nautica		Amphitheater	Booking agreement	4,500
ORLANDO—DAYTON BEACH—MELBOURNE, FL	**19**			
House of Blues—Orlando		House of Blues	6 month lease that expires March 31, 2013	2,100

Market and Venue	DMA® Region Rank (1)	Type of Venue	Live Nation's Interest	Estimated Seating Capacity
SACRAMENTO—STOCKTON—MODESTO, CA	20			
Sleep Train Amphitheatre		Amphitheater	Owned	18,500
Punch Line Comedy Club—Sacramento		Club	5-year lease that expires December 31, 2017	100
ST. LOUIS, MO	21			
Verizon Wireless Amphitheater—St. Louis		Amphitheater	Owned	21,000
The Pageant		Music Theater	50% equity interest	2,300
PITTSBURGH, PA	23			
First Niagara Pavilion		Amphitheater	45-year lease that expires December 31, 2035	23,100
RALEIGH—DURHAM, NC	24			
Time Warner Cable Music Pavilion at Walnut Creek		Amphitheater	40-year lease that expires October 31, 2030	20,000
Red Hat Amphitheater		Amphitheater	Booking agreement	5,400
CHARLOTTE, NC	25			
Verizon Wireless Amphitheatre Charlotte		Amphitheater	Owned	18,800
Time Warner Cable Uptown Amphitheater Charlotte		Amphitheater	10-year lease that expires June 12, 2019	5,000
The Fillmore Charlotte		Music Theater	10-year lease that expires June 12, 2019	2,000
INDIANAPOLIS, IN	26			
Klipsch Music Center		Amphitheater	Owned	24,400
Farm Bureau Insurance Lawn at White River State Park		Amphitheater	Booking agreement	6,000
Murat Theatre at Old National Centre		Music Theater	50-year lease that expires September 4, 2045	2,500
SAN DIEGO, CA	28			
Cricket Wireless Amphitheatre		Amphitheater	20-year lease that expires October 31, 2023	19,500
SDSU Open Air Theatre		Amphitheater	Booking agreement	4,800
Viejas Arena		Arena	Booking agreement	12,500
House of Blues San—Diego		House of Blues	15-year lease that expires May 31, 2020	1,100
HARTFORD—NEW HAVEN, CT	30			
Comcast Theatre		Amphitheater	40-year lease that expires September 13, 2034	24,200
Rentschler Field		Stadium	Booking agreement	34,300
Mohegan Sun Arena		Arena	Booking agreement	9,000
Toyota Presents Oakdale Theatre		Music Theater	Owned	4,600
KANSAS CITY, MO	31			
Starlight Theatre		Music Theater	Booking agreement	8,100
MILWAUKEE, WI	34			
Alpine Valley Music Theatre		Amphitheater	21-year management agreement that expires December 31, 2019	35,300

Market and Venue	DMA® Region Rank (1)	Type of Venue	Live Nation's Interest	Estimated Seating Capacity
CINCINNATI, OH	**35**			
Riverbend Music Center		Amphitheater	Booking agreement	20,500
PNC Pavilion		Amphitheater	Booking agreement	4,000
Bogart's		Club	10-year lease that expires January 31, 2023	1,500
WEST PALM BEACH—FORT PIERCE, FL	**38**			
Cruzan Amphitheatre		Amphitheater	10-year lease that expires December 31, 2015	19,300
LAS VEGAS, NV	**40**			
House of Blues—Las Vegas		House of Blues	15-year lease that expires January 1, 2014	1,800
BIRMINGHAM, AL	**42**			
Oak Mountain Amphitheatre		Amphitheater	Owned	10,600
HARRISBURG—LANCASTER—LEBANON—YORK, PA	**43**			
HERSHEYPARK Stadium		Stadium	Booking agreement	30,000
Sands Bethlehem Event Center		Music Theater	Booking agreement	3,500
NORFOLK—PORTSMOUTH—NEWPORT NEWS, VA	**44**			
Farm Bureau Live at Virginia Beach		Amphitheater	30-year lease that expires December 31, 2025	20,000
ALBUQUERQUE—SANTA FE, NM	**47**			
Hard Rock Casino Albuquerque Presents the Pavilion		Amphitheater	20-year lease that expires April 16, 2021	12,000
Sandia Casino Amphitheater		Music Theater	Booking agreement	4,200
LOUISVILLE, KY	**48**			
The Louisville Palace		Music Theater	Owned	2,700
NEW ORLEANS, LA	**51**			
House of Blues —New Orleans		House of Blues	One building owned and one building under 35-year lease that expires October 31, 2027	1,000
BUFFALO, NY	**52**			
Darien Lake Performing Arts Center		Amphitheater	25-year lease that expires October 15, 2020	21,800
WILKES BARRE—SCRANTON, PA	**54**			
Toyota Pavilion at Montage Mountain		Amphitheater	10-year lease that expires December 31, 2021	17,500
ALBANY—SCHENECTADY—TROY, NY	**58**			
Saratoga Performing Arts Center		Amphitheater	5-year lease that expires September 1, 2014	25,200
FLORENCE—MYRTLE BEACH, SC	**103**			
House of Blues—Myrtle Beach		House of Blues	27-year lease that expires May 31, 2025	2,000

Market and Venue	DMA® Region Rank (1)	Type of Venue	Live Nation's Interest	Estimated Seating Capacity
YAKIMA—PASCO—RICHLAND—KENNEWICK, WA	122			
The Gorge Amphitheatre		Amphitheater	20-year lease that expires October 31, 2023	20,000
WHEELING, WV—STEUBENVILLE, OH	158			
Jamboree in the Hills Festival Site		Festival Site	Owned	N/A
TORONTO, CANADA	N/A			
Molson Canadian Amphitheatre		Amphitheater	10-year lease that expires December 31, 2020	16,000
VANCOUVER, CANADA	N/A			
Rogers Arena		Arena	Booking agreement	13,000
Commodore Ballroom		Club	15-year lease that expires July 31, 2014	1,100
BIRMINGHAM, ENGLAND	N/A			
O_2 Academy Birmingham		Music Theater	27-year lease that expires September 25, 2034	3,000
BOURNEMOUTH, ENGLAND	N/A			
O_2 Academy Bournemouth		Music Theater	35-year lease that expires July 17, 2034	1,800
BRIGHTON, ENGLAND	N/A			
O_2 Academy Brighton		Music Theater	30-year lease that expires February 15, 2037 (currently not in operation)	2,500
BRISTOL, ENGLAND	N/A			
O_2 Academy Bristol		Music Theater	25-year lease that expires December 25, 2023	1,900
LEEDS, ENGLAND	N/A			
O_2 Academy Leeds		Music Theater	25-year lease that expires June 23, 2026	2,300
Leeds Festival Site		Festival Site	Owned	N/A
LIVERPOOL, ENGLAND	N/A			
Nation		Club	3-year lease that expired August 31, 2012 (currently operating and negotiating new terms)	2,900
O_2 Academy Liverpool		Music Theater	34-year lease that expires January 22, 2037	1,200
LONDON, ENGLAND	N/A			
Wembley Arena		Arena	7-year management agreement that expires February 11, 2013	12,800
O_2 Academy Brixton		Music Theater	98-year lease that expires December 24, 2024	4,900
O_2 Academy Shepherds Bush Empire		Music Theater	Owned	2,000
O_2 Academy Islington		Music Theater	25-year lease that expires June 20, 2028	800
MANCHESTER, ENGLAND	N/A			
O_2 Apollo Manchester		Music Theater	Owned	3,500
NEWCASTLE, ENGLAND	N/A			
O_2 Academy Newcastle		Music Theater	99-year lease that expires March 24, 2021	2,000

Market and Venue	DMA® Region Rank (1)	Type of Venue	Live Nation's Interest	Estimated Seating Capacity
NOTTINGHAM, ENGLAND	N/A			
Media		Club	25-year lease agreement that expires on September 30, 2023 (currently not in operation)	1,400
OXFORD, ENGLAND	N/A			
O_2 Academy Oxford		Music Theater	25-year lease that expires October 30, 2031	1,000
READING, ENGLAND	N/A			
Little John's Farm		Festival Site	Owned	N/A
SHEFFIELD, ENGLAND	N/A			
Motorpoint Arena		Arena	5-year management agreement that expires March 31, 2016	11,300
O_2 Academy Sheffield		Music Theater	35-year lease that expires January 9, 2043	2,400
SOUTHAMPTON, ENGLAND	N/A			
Southampton Guildhall		Music Theater	10-year management agreement that expires February 10, 2013	1,800
AMSTERDAM, THE NETHERLANDS	N/A			
Heineken Music Hall		Arena	20-year lease that expires December 31, 2027	5,500
Ziggo Dome		Arena	20-year lease that expires June 1, 2032	15,700
GLASGOW, SCOTLAND	N/A			
O_2 Academy Glasgow		Music Theater	Owned	2,500
O_2 ABC Glasgow		Music Theater	40-year lease that expires August 24, 2039	1,600
King Tuts Wah Wah Hut		Club	Owned	300
Universe		Club	25-year lease agreement that expires on July 29, 2017 (currently not in operation)	200
Balado Airfield (*T in the Park*)		Festival Site	One parcel owned/one parcel under a 1-year lease that expires August 1, 2013	N/A
CARDIFF, WALES	N/A			
Motorpoint Arena Cardiff		Arena	137-year lease that expires December 25, 2131	6,700
DUBLIN, IRELAND	N/A			
The O_2 Dublin		Arena	Owned	13,000
Bord Gáis Energy Theatre		Theatrical Theater	5-year management agreement that expires December 31, 2015	2,000
TURIN, ITALY	N/A			
Palasport Olimpico		Arena	30-year management agreement that expires November 25, 2039	12,500
Palavela		Arena	30-year management agreement that expires November 25, 2039	8,300

(1) DMA® region refers to a United States designated market area as of September 22, 2012. At that date, there were 210 DMA®s. DMA® is a registered trademark of Nielsen Media Research, Inc.

The following table summarizes the number of venues by type that we owned, leased, operated, had booking rights for and/or had an equity interest in as of December 31, 2012:

Venue Type	Capacity	Owned	Leased	Operated	Booking Rights	Equity Interest	Total
Stadium	More than 30,000	-	-	-	2	-	2
Amphitheater	5,000 - 30,000	8	28	6	7	-	49
Arena	5,000 - 20,000	1	3	4	3	-	11
Music Theater	1,000 - 6,500	7	25	3	7	1	43
Club	Less than 1,000	3	10	-	3	-	16
House of Blues	1,000 - 2,000	2	10	-	-	-	12
Festival Site	N/A	4	-	-	-	-	4
Theatrical Theater	Less than 5,000	-	1	1	-	-	2
Total venues		25	77	14	22	1	139
Venues not currently in operation		1	3	-	-	-	4

Competition

Competition in the live entertainment industry is intense. We believe that we compete primarily on the basis of our ability to deliver quality music events, sell tickets and provide enhanced fan and artist experiences. We believe that our primary strengths include:

- the quality of service delivered to our artists, fans and corporate sponsors;
- our track record in promoting and producing live music events and tours both domestically and internationally;
- artist relationships;
- our global footprint;
- ticketing software and services;
- our ecommerce site and associated database;
- distribution platform (venues);
- the scope and effectiveness in our expertise of marketing and sponsorship programs; and
- our financial stability.

Although we believe that our products and services currently compete favorably with respect to such factors, we cannot provide any assurance that we can maintain our competitive position against current and potential competitors, especially those with significantly greater brand recognition, or financial, marketing, support, technical and other resources.

In the markets in which we promote music concerts, we face competition from both promoters and venue operators. We believe that barriers to entry into the promotion services business are low and that certain local promoters are increasingly expanding the geographic scope of their operations.

Our main competitors in the live music industry include AEG and C3 Presents, in addition to numerous smaller regional companies and various casinos in North America and Europe. Anschutz Entertainment Group operates under a number of different names including AEG Live, Concerts West and The Messina Group. Some of our competitors in the live music industry have a stronger presence in certain markets, have access to other sports and entertainment venues and may have greater financial resources in those markets, which may enable them to gain a greater competitive advantage in relation to us.

In markets where we own and/or operate a venue, we compete with other venues to serve artists likely to perform in that general region. Consequently, touring artists have various alternatives to our venues when scheduling tours. Our main competitors in venue management include SMG, AEG and The Nederlander Organization in addition to numerous smaller regional companies in North America and Europe. Some of our competitors in venue management have a greater number of venues in certain markets and may have greater financial resources in those markets.

The ticketing services industry includes the sale of tickets primarily through online channels, but also through telephone services, mobile devices and ticket outlets. As online ticket purchases increase, related ticketing costs generally decrease, which has made it easier for technology-based companies to offer primary ticketing services and standalone, automated ticketing systems that enable venues to perform their own ticketing services or utilize self-ticketing systems. In the online environment, we compete with other websites, online event sites and ticketing companies to provide event information, sell tickets and provide other online services such as fan clubs and artist websites.

We experience competition from other national, regional and local primary ticketing service providers to secure new venues and to reach fans for events. Resale ticketing services and the consolidation of the resale industry, which historically had been more fragmented and consisted of a significant number of local resellers with limited inventory selling through traditional storefronts, has created more aggressive buying of primary tickets whereby brokers are using bot technology to attempt to buy the best tickets when they go on sale. The internet allows fans and other ticket resellers to reach a vastly larger audience through the aggregation of inventory on online resale websites and marketplaces, and provides consumers with more convenient access to tickets for a larger number and greater variety of events. We also face significant and increasing competition from companies that sell self-ticketing systems, as well as from venues that choose to integrate self-ticketing systems into their existing operations or acquire primary ticketing service providers. Our main competitors include primary ticketing companies such as Tickets.com, AXS, Paciolan, Veritix and CTS Eventim, online and event companies such as Eventbrite, eTix and Ticketfly and secondary ticketing companies such as StubHub.

In the artist management business, we compete with other artist managers both at larger talent representation companies, such as Red Light Management, as well as smaller artist management companies and individuals. In the artist services business, we compete with companies typically only involved in one or a few of the services we provide. Some of these competitors include Bill Young Productions, Bravado, Artist Arena and Global Merchandising.

Our main competitors at the local market level for sponsorships and advertising dollars include local sports teams, which often offer state of the art venues and strong local media packages. Additionally, our competitors locally can include festivals, theme parks and other local events. On the national level, our competitors include the major sports leagues that all sell sponsorships combined with significant national media packages.

Government Regulations

We are subject to federal, state and local laws, both domestically and internationally, governing matters such as:

- construction, renovation and operation of our venues;
- licensing, permitting and zoning, including noise ordinances;
- human health, safety and sanitation requirements;
- the service of food and alcoholic beverages;
- working conditions, labor, minimum wage and hour, citizenship and employment laws;
- compliance with the ADA and the DDA;
- historic landmark rules;
- compliance with United States FCPA, the United Kingdom Bribery Act 2010 and similar regulations in other countries;
- hazardous and non-hazardous waste and other environmental protection laws;
- sales and other taxes and withholding of taxes;
- privacy laws and protection of personally identifiable information;
- marketing activities via the telephone and online; and
- primary ticketing and ticket resale services.

We believe that we are in material compliance with these laws. The regulations relating to our food service in our venues are many and complex. A variety of regulations at various governmental levels relating to the handling, preparation and serving of food, the cleanliness of food production facilities and the hygiene of food-handling personnel are enforced primarily at the local public health department level.

We also must comply with applicable licensing laws, as well as state and local service laws, commonly called dram shop statutes. Dram shop statutes generally prohibit serving alcoholic beverages to certain persons such as an individual who is intoxicated or a minor. If we violate dram shop laws, we may be liable to third parties for the acts of the customer. Although we generally hire outside vendors to provide these services at our larger operated venues and regularly sponsor training programs designed to minimize the likelihood of such a situation, we cannot guarantee that intoxicated or minor customers will not be served or that liability for their acts will not be imposed on us.

We are also required to comply with the ADA, the DDA and certain state statutes and local ordinances that, among other things, require that places of public accommodation, including both existing and newly constructed venues, be accessible to customers with disabilities. The ADA and the DDA require that venues be constructed to permit persons with disabilities full use of a live entertainment venue. The ADA and the DDA may also require that certain modifications be made to existing venues to make them accessible to customers and employees who are disabled. In order to comply with the ADA, the DDA and other similar ordinances, we may face substantial capital expenditures in the future.

We are required to comply with the laws of the countries we operate in and also the United States FCPA and the United Kingdom Bribery Act 2010 regarding anti-bribery regulations. These regulations make it illegal for us to pay, promise to pay or receive money or anything of value to, or from, any government or foreign public official for the purpose of directly or indirectly obtaining or retaining business. This ban on illegal payments and bribes also applies to agents or intermediaries who use funds for purposes prohibited by the statute.

We are required to comply with federal, state and international laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction.

From time to time, governmental bodies have proposed legislation that could have an effect on our business. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at our events, particularly relating to drugs and alcohol. More recently, some jurisdictions have proposed legislation that would restrict ticketing methods, mandate ticket inventory disclosure and attack current policies governing season tickets for sports teams.

In addition, we and our venues are subject to extensive environmental laws and regulations relating to the use, storage, disposal, emission and release of hazardous and non-hazardous substances, as well as zoning and noise level restrictions which may affect, among other things, the hours of operations of our venues.

Intellectual Property

We create, own and distribute intellectual property worldwide. It is our practice to protect our trademarks, brands, copyrights, patents and other original and acquired works, ancillary goods and services. Our trademarks include, among others, the word marks "Live Nation," "Ticketmaster," "House of Blues" and "The Fillmore," as well as the Live Nation, Ticketmaster, House of Blues and The Fillmore logos. We have registered our most significant trademarks in numerous foreign countries. We believe that our trademarks and other proprietary rights have significant value and are important to our brand-building efforts and the marketing of our services. We cannot predict, however, whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights.

Employees

As of December 31, 2012, we had approximately 7,100 full-time employees, including 4,700 domestic and 2,400 international employees, of which approximately 6,900 were employed in our operations departments and approximately 200 were employed in our corporate group.

Our staffing needs vary significantly throughout the year. Therefore, we also employ part-time and/or seasonal employees, primarily for our live music venues. As of December 31, 2012, we employed approximately 5,800 seasonal and/or part-time employees and during peak seasonal periods, particularly in the summer months, we employed as many as 14,000 seasonal employees in 2012. The stagehands at some of our venues and other employees are subject to collective bargaining agreements. Our union agreements typically have a term of three years and thus regularly expire and require negotiation in the course of our business. We believe that we enjoy good relations with our employees and other unionized labor involved in our events, and there have been no significant work stoppages in the past three years. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to renegotiate on terms favorable to us, and our business operations at one or more of our facilities may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In addition, our business operations at one or more of our facilities may also be interrupted as a result of labor disputes by outside unions attempting to unionize a venue even though we do not have unionized labor at that venue currently. A work stoppage at one or more of our owned and/or operated venues or at our promoted events could have a material adverse effect on our business, results of operations and financial condition. We cannot predict the effect that a potential work stoppage will have on our results of operations.

Executive Officers

Set forth below are the names, ages and current positions of our executive officers and other significant employees as of February 20, 2013.

Name	Age	Position
Michael Rapino	47	President, Chief Executive Officer and Director
Ron Bension	58	President—HOB Entertainment
Joe Berchtold	48	Chief Operating Officer
Mark Campana	55	President—North America Concerts, Regions North
Brian Capo	46	Chief Accounting Officer
Arthur Fogel	59	Chairman—Global Music and President—Global Touring
John Hopmans	54	Executive Vice President—Mergers and Acquisitions and Strategic Finance
Nathan Hubbard	37	President—Ticketmaster
Simon Lewis	49	President—Live Nation Europe—Sponsorship and Concerts
John Reid	51	President—Live Nation Europe—Concerts
Alan Ridgeway	46	President—International and Emerging Markets
Bob Roux	55	President—North America Concerts, Regions South
Michael Rowles	47	General Counsel and Secretary
Russell Wallach	47	President—North America Sponsorships
Kathy Willard	46	Chief Financial Officer
Mark Yovich	38	President—Ticketmaster International

Michael Rapino is our President and Chief Executive Officer and has served in this capacity since August 2005. He has also served on our board of directors since December 2005. Mr. Rapino has worked for us or our predecessors since 1999.

Ron Bension is President of our HOB Entertainment division and has served in this capacity since November 2010. Previously, Mr. Bension served as Chief Executive Officer for TicketsNow, a division of Ticketmaster, from January 2010 to November 2010. From June 2009 to October 2009, Mr. Bension was Chief Executive Officer of ProLink and from February 2008 to June 2009, he was Chief Executive Officer for SportNet.

Joe Berchtold is our Chief Operating Officer and has served in this capacity since April 2011. Prior to that, Mr. Berchtold was at Technicolor, where he was most recently President of Technicolor Creative Services, after joining them in 2003.

Mark Campana is President of our North America Concerts, Regions North division and has served in this capacity since October 2010. Prior to that, Mr. Campana served as President of our Midwest Region in North America Concerts. Mr. Campana has worked for us or our predecessors since 1980.

Brian Capo is our Chief Accounting Officer and has served in this capacity since December 2007.

Arthur Fogel is the Chairman of our Global Music group and President of our Global Touring division and has served in this capacity since 2005. Mr. Fogel has worked for us or our predecessors since 1999.

John Hopmans is our Executive Vice President of Mergers and Acquisitions and Strategic Finance and has served in this capacity since April 2008. Previously, Mr. Hopmans served in several capacities at Scotia Capital including Managing Director, Industry Head, Private Equity Sponsor Coverage and as Managing Director, Industry Head, Diversified Industries since joining them in 1991.

Nathan Hubbard is the President of our Ticketing division and has served in this capacity since January 2008. Prior to that, Mr. Hubbard was Chief Executive Officer of Musictoday which was acquired by us in 2006.

Simon Lewis is the President of our Europe Sponsorship and Concerts divisions and has served in this capacity since November 2011. Prior to that, Mr. Lewis was President of our International Sponsorship division and had served in that capacity since joining us in 2003.

John Reid is the President of our Europe Concerts division and has served in that capacity since January 2012. Prior to that, Mr. Reid was the Chief Executive Officer of Warner Music Europe and International Marketing from November 2010 to December 2011. From February 2007 to October 2010, Mr. Reid was the Vice Chairman Warner Music International and President Warner Music Continental Europe.

Alan Ridgeway is the President of our International and Emerging Markets division and has served in this capacity since November 2011. Prior to that, Mr. Ridgeway was Chief Executive Officer of our International divisions from September 2007 to October 2011. From September 2005 to August 2007, Mr. Ridgeway was our Chief Financial Officer. Mr. Ridgeway has worked for us or our predecessors since 2002.

Bob Roux is President of our North America Concerts, Regions South division and has served in this capacity since October 2010. Prior to that, Mr. Roux served as President of our Southwest Region in North America Concerts. Mr. Roux has worked for us or our predecessors since 1990.

Michael Rowles is our General Counsel and has served in this capacity since March 2006 and as our Secretary since May 2007.

Russell Wallach is President of our North America Sponsorships division and has served in this capacity since July 2006. Prior to that, Mr. Wallach served as Executive Vice President of Sales and Marketing for us or our predecessors since joining in 1996.

Kathy Willard is our Chief Financial Officer and has served in this capacity since September 2007. From September 2005 to August 2007, Ms. Willard was our Chief Accounting Officer. Ms. Willard has worked for us or our predecessors since 1998.

Mark Yovich is the President of Ticketmaster's International division and has served in this capacity since November 2011. Prior to that, Mr. Yovich served as Executive Vice President and General Manager of our International eCommerce division from January 2010 to October 2011. From 2006 to January 2010, Mr. Yovich served as our Vice President New Media—International Music and worked for us or our predecessors since 2000.

Available Information

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings with the SEC are also available to the public through the SEC's website at *www.sec.gov.*

You can find more information about us at our internet website located at *www.livenation.com*. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports are available free of charge on our internet website as soon as reasonably practicable after we electronically file such material with the SEC.

ITEM 1A. RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this Annual Report. The following risks relate principally to our business, our leverage, our convertible notes, our common stock, our separation from Clear Channel, Ticketmaster's spin-off from IAC, our merger with Ticketmaster and our general business operations. These risks and uncertainties are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the risks and uncertainties develop into actual events, this could have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline.

Risks Relating to Our Business

Our business is highly sensitive to public tastes and is dependent on our ability to secure popular artists and other live music events, and we and our ticketing clients may be unable to anticipate or respond to changes in consumer preferences, which may result in decreased demand for our services.

Our business is highly sensitive to rapidly changing public tastes and is dependent on the availability of popular artists and events. Our live entertainment business depends in part on our ability to anticipate the tastes of consumers and to offer events that appeal to them. Since we rely on unrelated parties to create and perform at live music events, any unwillingness to tour or lack of availability of popular artists could limit our ability to generate revenue. In particular, there are a limited number of artists that can headline a major North American or global tour or who can sell out larger venues, including many of our amphitheaters. If those artists do not choose to tour, or if we are unable to secure the rights to their future tours, then our business would be adversely affected. Our ticketing business relies on third parties to create and perform live entertainment, sporting and leisure events and to price tickets to such events. Accordingly, our ticketing business' success depends, in part, upon the ability of these third parties to correctly anticipate public demand for particular events, as well as the availability of popular artists, entertainers and teams. Our artist services business could be adversely affected if the artists it represents do not tour or perform as frequently as anticipated, or if such tours or performances are not as widely attended by fans as anticipated due to changing tastes, general economic conditions or otherwise.

In addition, our live entertainment business typically books our live music tours one to four months in advance of the beginning of the tour and often agrees to pay an artist a fixed guaranteed amount prior to our receiving any revenue. Therefore, if the public is not receptive to the tour, or we or an artist cancel the tour, we may incur a loss for the tour depending on the amount of the fixed guarantee or incurred costs relative to any revenue earned, as well as revenue we could have earned at booked venues. We have cancellation insurance policies in place to cover a portion of our losses if an artist cancels a tour but it may not be sufficient and is subject to deductibles. Furthermore, consumer preferences change from time to time, and our failure to anticipate, identify or react to these changes could result in reduced demand for our services, which would adversely affect our business, financial condition and results of operations.

Our business depends on relationships between key promoters, executives, agents, managers, artists and clients and any adverse changes in these relationships could adversely affect our business, financial condition and results of operations.

The live music business is uniquely dependent upon personal relationships, as promoters and executives within live music companies such as ours leverage their existing network of relationships with artists, agents and managers in order to secure the rights to the live music tours and events which are critical to our success. Due to the importance of those industry contacts to our business, the loss of any of our promoters, officers or other key personnel could adversely affect our business. Similarly, the artist services business is dependent upon the highly personalized relationship between a manager and an artist, and the loss of a manager may also result in a loss in the artist represented by the manager, which could adversely affect our business. Although we have entered into long-term agreements with many of those individuals described above to protect our interests in those relationships, we can give no assurance that all or any of these key employees or managers will remain with us or will retain their associations with key business contacts, including musical artists.

The success of our ticketing business depends, in significant part, on our ability to maintain and renew relationships with existing clients and to establish new client relationships. We anticipate that, for the foreseeable future, the substantial majority of our Ticketing segment revenue will be derived from both online and direct sales of tickets. We also expect that revenue from primary ticketing services, which consist primarily of per ticket convenience charges and per order "order processing" fees, will continue to comprise the substantial majority of our Ticketing segment revenue. We cannot provide assurances that we will be able to maintain existing client contracts, or enter into or maintain new client contracts, on acceptable terms, if at all, and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

Another important component of our success is our ability to maintain existing and to build new relationships with third-party distribution channels, advertisers, sponsors and service providers. Any adverse change in these relationships, including the inability of these parties to fulfill their obligations to our businesses for any reason, could adversely affect our business, financial condition and results of operations.

We face intense competition in the live music, ticketing and artist services industries, and we may not be able to maintain or increase our current revenue, which could adversely affect our business, financial condition and results of operations.

Our businesses are in highly competitive industries, and we may not be able to maintain or increase our current revenue due to such competition. The live music industry competes with other forms of entertainment for consumers' discretionary spending and within this industry we compete with other venues to book artists, and, in the markets in which we promote music concerts, we face competition from other promoters and venue operators. Our competitors compete with us for key employees who have relationships with popular music artists and that have a history of being able to book such artists for concerts and tours. These competitors may engage in more extensive development efforts, undertake more far-reaching marketing campaigns, adopt more aggressive pricing policies and make more attractive offers to existing and potential artists. Our competitors may develop services, advertising options or music venues that are equal or superior to those we provide or that achieve greater market acceptance and brand recognition than we achieve. It is possible that new competitors may emerge and rapidly acquire significant market share.

Our ticketing business faces significant competition from other national, regional and local primary ticketing service providers to secure new and retain existing clients on a continuous basis. Additionally, we face significant and increasing challenges from companies that sell self-ticketing systems and from clients who choose to self-ticket, through the integration of such systems into their existing operations or the acquisition of primary ticket services providers or by increasing sales through venue box offices and season, subscription or group sales. We also face competition in the resale of tickets from online auction websites and resale marketplaces and from other ticket resellers with online distribution capabilities. The advent of new technology, particularly as it relates to online ticketing, has amplified this competition. The intense competition that we face in the ticketing industry could cause the volume of our ticketing services business to decline. In 2010, we divested Ticketmaster's Paciolan ticketing business which further increased the competition that we face. As a result of our merger with Ticketmaster we may face direct competition, in the live music industry, with our prospective or current primary ticketing clients, who primarily include live event content providers. This direct competition with our prospective or current primary ticketing clients could result in a decline in the number of ticketing clients we have and a decline in the volume of our ticketing business, which could adversely affect our business, financial condition and results of operations.

In the secondary ticket sales market, we have restrictions on our business that are not faced by our competitors, which restrictions include those that are self-imposed, imposed as a result of agreements entered into with the FTC and the Attorneys General of several individual states, and statutory. These restrictions primarily relate to our TicketsNow business, and include: restrictions on linking from our page on the *www.ticketmaster.com* website that informs consumers that no tickets were found in response to their ticket request to our TicketsNow resale website without first obtaining approval from the State of New Jersey as to any changes to our current Ticketmaster/TicketsNow linking practices; a restriction on using or allowing our affiliates to use domain names that, among other things, contain the unique names of venues, sports teams or performers, or contain names that are substantially similar to or are misspelled versions of same; a requirement to clearly and conspicuously disclose on the TicketsNow website (or any other resale website owned by us or on any primary ticketing website where a link or redirect to such a resale website is posted) that it is a resale website and ticket prices often exceed the ticket's original price; and a requirement to make certain clear and conspicuous disclosures and in certain instances to create separate listings when a ticket being offered for resale is not "in-hand" as well as a requirement to monitor and enforce the compliance of third parties offering tickets on our websites with such disclosure requirements. Our competitors in the secondary ticket sales market are not, to our knowledge, bound by similar restrictions. As a result, our ability to effectively compete in the secondary ticket sales market, through our TicketsNow business or otherwise, may be adversely affected, which could in turn adversely affect our business, financial condition and results of operations.

The artist services industry is also a highly competitive industry. There are numerous other artist management companies and individual managers in the United States alone. We compete with these companies and individuals to discover new and emerging artists and to represent established artists. In addition, certain of our arrangements with clients of our artist services business are terminable at will by either party, leading to competition to retain those artists as clients. Competition is intense and may contribute to a decline in the volume of our artist services business, which could adversely affect our business, financial condition and results of operations.

Other variables that could adversely affect our financial performance by, among other things, leading to decreases in overall revenue, the number of sponsors, event attendance, ticket prices and fees or profit margins include:

- an increased level of competition for advertising dollars, which may lead to lower sponsorships as we attempt to retain advertisers or which may cause us to lose advertisers to our competitors offering better programs that we are unable or unwilling to match;
- unfavorable fluctuations in operating costs, including increased guarantees to artists, which we may be unwilling or unable to pass through to our customers via ticket prices;
- competitors' offerings that may include more favorable terms than we do in order to obtain agreements for new venues or ticketing arrangements or to obtain events for the venues they operate;

- technological changes and innovations that we are unable to adopt or are late in adopting that offer more attractive entertainment alternatives than we or other live entertainment providers currently offer, which may lead to a reduction in attendance at live events, a loss of ticket sales or to lower ticket fees;
- other entertainment options available to our audiences that we do not offer;
- general economic conditions which could cause our consumers to reduce discretionary spending;
- unfavorable changes in labor conditions which may require us to spend more to retain and attract key employees; and
- unfavorable shifts in population and other demographics which may cause us to lose audiences as people migrate to markets where we have a smaller presence, or which may cause sponsors to be unwilling to pay for sponsorship and advertising opportunities if the general population shifts into a less desirable age or geographical demographic from an advertising perspective.

We have incurred net losses and may experience future net losses.

Our operating results from continuing operations have been adversely affected by, among other things, variability in ticket sales, event profitability, overhead costs and high amortization of intangibles related to prior acquisitions. Live Nation incurred net losses from continuing operations of approximately $161.9 million, $70.4 million and $203.8 million in 2012, 2011 and 2010, respectively. We may face reduced demand for our live music events, our ticketing software and services and other factors that could adversely affect our business, financial condition and results of operations in the future. We cannot predict whether we will achieve or maintain profitability in future periods.

Our operations are seasonal and our results of operations vary from quarter to quarter and year over year, so our financial performance in certain financial quarters or years may not be indicative of, or comparable to, our financial performance in subsequent financial quarters or years.

We believe our financial results and cash needs will vary greatly from quarter to quarter and year to year depending on, among other things, the timing of tours, tour cancellations, event ticket on-sales, capital expenditures, seasonal and other fluctuations in our operating results, the timing of guaranteed payments and receipt of ticket sales and fees, financing activities, acquisitions and investments and receivables management. Because our results may vary significantly from quarter to quarter and year to year, our financial results for one quarter or year cannot necessarily be compared to another quarter or year and may not be indicative of our future financial performance in subsequent quarters or years. Typically, we experience our lowest financial performance in the first and fourth quarters of the calendar year as our outdoor venues are primarily used, and our festivals primarily occur, during May through September. In addition, the timing of tours of top grossing acts can impact comparability of quarterly results year over year and potentially annual results. The timing of event on-sales by our ticketing clients can also impact this comparability.

The following table sets forth our operating income (loss) for the last eight fiscal quarters:

Fiscal Quarter Ended	Operating income (loss)
	(in thousands)
March 31, 2011	$ (72,161)
June 30, 2011	$ 52,373
September 30, 2011	$ 104,809
December 31, 2011	$ (66,684)
March 31, 2012	$ (42,803)
June 30, 2012	$ 42,968
September 30, 2012	$ 104,515
December 31, 2012	$ (126,319)

Our success depends, in significant part, on entertainment, sporting and leisure events and factors adversely affecting such events could have a material adverse effect on our business, financial condition and results of operations.

A decline in attendance at or reduction in the number of live entertainment, sporting and leisure events may have an adverse effect on our revenue and operating income. In addition, during past economic slowdowns and recessions, many consumers reduced their discretionary spending and advertisers reduced their advertising expenditures. The impact of economic slowdowns on our business is difficult to predict, but they may result in reductions in ticket sales, sponsorship opportunities and our ability to generate revenue. The risks associated with our businesses may become more acute in periods of a slowing economy or recession, which may be accompanied by a decrease in attendance at live entertainment, sporting and leisure events. Many of the factors affecting the number and availability of live entertainment, sporting and leisure events are beyond our control. For instance, certain sports leagues have recently had labor disputes leading to threatened or actual player lockouts. Any such lockouts that result in shortened or canceled seasons would adversely impact our business to the extent that we provide ticketing services to the affected teams both due to the loss of games and ticketing opportunities as well as the possibility of decreased attendance following such a lockout due to adverse fan reaction.

Our business depends on discretionary consumer and corporate spending. Many factors related to corporate spending and discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, fuel prices, interest and tax rates and inflation can significantly impact our operating results. Business conditions, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact our operating results. These factors can affect attendance at our events, premium seat sales, sponsorship, advertising and hospitality spending, concession and merchandise sales, as well as the financial results of sponsors of our venues, events and the industry. Negative factors such as challenging economic conditions, public concerns over terrorism and security incidents, particularly when combined, can impact corporate and consumer spending, and one negative factor can impact our results more than another. There can be no assurance that consumer and corporate spending will not be adversely impacted by current economic conditions, or by any further or future deterioration in economic conditions, thereby possibly impacting our operating results and growth.

We operate in international markets in which we have limited experience and which may expose us to risks not found in doing business in the United States.

We provide services in various jurisdictions abroad through a number of brands and businesses that we own and operate, as well as through joint ventures, and we expect to continue to expand our international presence. We face, and expect to continue to face, additional risks in the case of our existing and future international operations, including:

- political instability, adverse changes in diplomatic relations and unfavorable economic conditions in the markets in which we currently have international operations or into which we may expand;
- more restrictive or otherwise unfavorable government regulation of the live entertainment and ticketing industries, which could result in increased compliance costs and/or otherwise restrict the manner in which we provide services and the amount of related fees charged for such services;
- limitations on the enforcement of intellectual property rights;
- limitations on the ability of foreign subsidiaries to repatriate profits or otherwise remit earnings;
- adverse tax consequences;
- expropriations of property and risks of renegotiation or modification of existing agreements with governmental authorities;
- diminished ability to legally enforce our contractual rights in foreign countries;
- limitations on technology infrastructure, which could limit our ability to migrate international operations to a common ticketing system;
- lower levels of internet usage, credit card usage and consumer spending in comparison to those in the United States; and
- difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by United States law and our internal policies and procedures, and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which we might not be able to do effectively, or if so, on a cost-efficient basis.

Our ability to expand our international operations into new jurisdictions, or further into existing jurisdictions will depend, in significant part, on our ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as our ability to make continued investments to maintain and grow existing international operations. If the revenue generated by international operations are insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, our business, financial condition and results of operations could be materially and adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

Exchange rates may cause fluctuations in our results of operations that are not related to our operations.

Because we own assets overseas and derive revenue from our international operations, we may incur currency translation losses or gains due to changes in the values of foreign currencies relative to the United States Dollar. We cannot predict the effect of exchange rate fluctuations upon future operating results. For the year ended December 31, 2012, our international operations accounted for approximately 36% of our revenue. Although we cannot predict the future relationship between the United States Dollar and the currencies used by our international businesses, principally the British Pound, Euro and Canadian Dollar, we experienced foreign exchange rate net losses of $2.5 million, $1.3 million and $14.6 million in 2012, 2011 and 2010, respectively, which had a negative effect on our operating income. See Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We may enter into future acquisitions and take certain actions in connection with such transactions that could affect our results of operations and the price of our common stock.

As part of our growth strategy, we expect to review acquisition prospects that would offer growth opportunities. In the event of future acquisitions, we could, among other things:

- use a significant portion of our available cash;
- issue equity securities, which would dilute current stockholders' percentage ownership;
- incur substantial debt;
- incur or assume contingent liabilities, known or unknown;
- incur amortization expenses related to intangibles; and
- incur large accounting write-offs.

Such actions by us could adversely affect our results from operations and the price of our common stock.

We may be unsuccessful in our future acquisition endeavors, if any, which may have an adverse effect on our business; in addition, some of the businesses we acquire may incur significant losses from operations or experience impairment of carrying value. Our compliance with antitrust, competition and other regulations may limit our operations and future acquisitions.

Our future growth rate depends in part on our selective acquisition of additional businesses. A significant portion of our growth has been attributable to acquisitions. We may be unable to identify other suitable targets for further acquisition or make further acquisitions at favorable prices. If we identify a suitable acquisition candidate, our ability to successfully complete the acquisition would depend on a variety of factors, and may include our ability to obtain financing on acceptable terms and requisite government approvals. In addition, the credit agreement for our senior secured credit facility restricts our ability to make certain acquisitions. Acquisitions involve risks, including those associated with:

- integrating the operations, financial reporting, technologies and personnel of acquired companies;
- managing geographically dispersed operations;
- the diversion of management's attention from other business concerns;
- the inherent risks in entering markets or lines of business in which we have either limited or no direct experience; and
- the potential loss of key employees, customers and strategic partners of acquired companies.

We may not successfully integrate any businesses or technologies we may acquire in the future and may not achieve anticipated revenue and cost benefits. Acquisitions may be expensive, time consuming and may strain our resources. Acquisitions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, expenses to pursue the acquisition and the incurrence of debt. In addition, future acquisitions that we may pursue could result in dilutive issuances of equity securities. Also, the value of goodwill and other intangible assets acquired could be impacted by one or more unfavorable events or trends, which could result in impairment charges. The occurrence of any of these events could adversely affect our business, financial condition and results of operations. In addition, we may choose to substantially reduce or discontinue the operations of any of our acquired businesses if we are unsuccessful in meeting these challenges. Any such shut-down could expose us to expenses associated with exiting from existing contracts and terminating employees, and could expose us to certain unknown liabilities that arise following the shut-down.

We are also subject to laws and regulations, including those relating to antitrust, that could significantly affect our ability to expand our business through acquisitions. For example, the FTC and the Antitrust Division of the DOJ with respect to our domestic acquisitions, and the European Commission (the antitrust regulator of the European Union) and the United Kingdom Competition Commission with respect to our European acquisitions, have the authority to challenge our acquisitions on antitrust grounds before or after the acquisitions are completed. State agencies may also have standing to challenge these acquisitions under state or federal antitrust law. Comparable authorities in other jurisdictions also have the ability to challenge our foreign acquisitions. Our failure to comply with all applicable laws and regulations could result in, among other things, regulatory actions or legal proceedings against us, the imposition of fines, penalties or judgments against us or significant limitations on our activities. In addition, the regulatory environment in which we operate is subject to change. New or revised requirements imposed by governmental regulatory authorities could have adverse effects on us, including increased costs of compliance. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and regulations by these governmental authorities.

Our businesses may not be able to adapt quickly enough to changing customer requirements and industry standards.

The ticketing industry is characterized by evolving industry standards, frequent new service and product introductions, enhancements and changing customer demands. We may not be able to adapt quickly enough and/or in a cost-effective manner to changes in industry standards and customer requirements and preferences, and our failure to do so could adversely affect our business, financial condition and results of operations. In addition, the continued widespread adoption of new internet or telecommunications technologies and devices or other technological changes could require us to modify or adapt our respective services or infrastructures. Our failure to modify or adapt our services or infrastructures in response to these trends could render our existing websites, services and proprietary technologies obsolete, which could adversely affect our business, financial condition and results of operations.

In addition, we are currently in the process of re-platforming our Ticketmaster ticketing system and migrating our international brands and businesses to a common ticketing platform in an attempt to provide consistent and state-of-the-art services across our businesses and to reduce the cost and expense of maintaining multiple systems, which we may not be able to complete in a timely or cost-effective manner. Delays or difficulties in making these changes to our ticketing systems, as well as any new or enhanced systems, may limit our ability to achieve the desired results in a timely manner. Also, we may be unable to devote financial resources to new technologies and systems in the future, which could adversely affect our business, financial condition and results of operations.

There is the risk of personal injuries and accidents in connection with our live music events, which could subject us to personal injury or other claims and increase our expenses, as well as reduce attendance at our live music events, causing a decrease in our revenue.

There are inherent risks involved with producing live music events. As a result, personal injuries and accidents have, and may, occur from time to time, which could subject us to claims and liabilities for personal injuries. Incidents in connection with our live music events at any of our venues or festival sites that we own or rent could also result in claims, reducing operating income or reducing attendance at our events, which could cause a decrease in our revenue. We have been subject to wrongful death claims and are currently subject to other litigation. While we maintain insurance policies that provide coverage within limits that are sufficient, in management's judgment, to protect us from material financial loss for personal injuries sustained by persons at our venues or events or accidents in the ordinary course of business, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

The success of our ticketing and ecommerce operations depends, in part, on the integrity of our systems and infrastructures and the protection of the data contained in such systems. System interruption, the lack of integration and redundancy in these systems and infrastructures and breaches or lapses in the security protecting these systems may have an adverse impact on our business, financial condition and results of operations.

The success of our ticketing and ecommerce operations depends, in part, on our ability to maintain the integrity of our systems and infrastructures, including websites, information technology systems, call centers and distribution and fulfillment facilities. System interruption and the lack of integration and redundancy in our information systems and infrastructures of our ticketing operations may adversely affect our ability to operate websites, process and fulfill transactions, respond to customer inquiries and generally maintain cost-efficient operations. We may experience occasional system interruptions that make some or all systems or data unavailable or prevent our businesses from efficiently providing services or fulfilling orders. We lack documentation regarding certain components of our key ticketing software and systems operations and rely on certain key technology personnel to maintain such software and systems. The loss of some or all of such personnel could require us to expend additional resources to continue to maintain such software and systems and could subject us to frequent systems interruptions. We also rely on affiliate and third-party computer systems, broadband and other communications systems and service providers in connection with the provision of services, as well as to facilitate, process and fulfill transactions. Any interruptions, outages or delays in their systems and infrastructures, their businesses and/or third parties, or deterioration in the performance of these systems and infrastructures, could impair our ability to provide services, fulfill orders and/or process transactions. Fire, flood, power loss, telecommunications failure, hurricanes, tornadoes, earthquakes, acts of war or terrorism, other acts of God and similar events or disruptions may damage or interrupt computer, broadband or other communications systems and infrastructures at any time. Any of these events could cause system interruption, delays and loss of critical data, and could prevent us from providing services, fulfilling orders and/or processing transactions. While we have backup systems for certain aspects of our operations, disaster recovery planning by its nature cannot be sufficient for all eventualities. In addition, we may not have adequate insurance coverage to compensate for losses from a major interruption. If any of these adverse events were to occur, it could adversely affect our business, financial condition and results of operations.

In addition, any penetration of network security or other misappropriation or misuse of personal consumer information and data could cause interruptions in our operations and subject us to increased costs, litigation and other liabilities. Network security issues could lead to claims against us for other misuse of personal information, such as for unauthorized purposes or identity theft, which could result in litigation and financial liabilities, as well as administrative action from governmental authorities. In addition, security breaches or the inability to protect our data could lead to increased incidents of ticketing fraud and counterfeit tickets. Security breaches could also significantly damage our reputation with consumers, ticketing clients and other third parties. It is possible that advances in computer capabilities, new discoveries, undetected fraud, inadvertent violations of company policies or procedures or other developments could result in a compromise of information or a breach of the technology and security processes that are used to protect consumer transaction data. As a result, current security measures may not prevent any or all security breaches. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. We also face risks associated with security breaches affecting third parties with which we are affiliated or with which we otherwise conduct business. Consumers are generally concerned with security and privacy of the internet, and any publicized security problems affecting our businesses and/or those of third parties may discourage consumers from doing business with us, which could have an adverse effect on our business, financial condition and results of operations.

The processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

In the processing of consumer transactions, we receive, transmit and store a large volume of personally identifiable information and other user data. The sharing, use, disclosure and protection of this information are governed by our respective privacy and data security policies. Moreover, there are federal, state and international laws regarding privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable information is increasingly subject to legislation and regulations in numerous jurisdictions around the world, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

We may also become exposed to potential liabilities as a result of differing views on the privacy of the consumer and other user data collected by us. Our failure or the failure of the various third-party vendors and service providers with which we do business to comply with applicable privacy policies or federal, state or similar international laws and regulations or any compromise of security that results in the unauthorized release of personally identifiable information or other user data could damage our reputation, discourage potential users from trying our products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, one or all of which could adversely affect our business, financial condition and results of operations.

Costs associated with, and our ability to obtain, adequate insurance could adversely affect our profitability and financial condition.

Heightened concerns and challenges regarding property, casualty, liability, business interruption and other insurance coverage have resulted from terrorist and related security incidents along with varying weather-related conditions and incidents. As a result, we may experience increased difficulty obtaining high policy limits of coverage at reasonable rates, including coverage for acts of terrorism and weather-related property damage. We have a material investment in property and equipment at each of our venues, which are generally located near major cities and which hold events typically attended by a large number of fans. We also have a significant investment in technology including our ticketing systems. At December 31, 2012, we had property and equipment with a net book value of approximately $721.8 million.

These operational, geographical and situational factors, among others, may result in significant increases in insurance premium costs and difficulties obtaining sufficiently high policy limits with deductibles that we believe to be reasonable. We cannot assure you that future increases in insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, thereby possibly impacting our operating results and growth.

In addition, we enter into various agreements with artists from time to time, including long-term artist rights arrangements. The profitability of those arrangements depends upon those artists' willingness and ability to continue performing, and we may not be able to obtain sufficient insurance coverage at reasonable rates to adequately protect us against the death, disability or other failure of such artists to continue engaging in revenue-generating activities under those agreements.

We cannot guarantee that our insurance policy coverage limits, including insurance coverage for property, casualty, liability, artists and business interruption losses and acts of terrorism, would be adequate under the circumstances should one or multiple events occur at or near any of our venues, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. We cannot guarantee that adequate coverage limits will be available, offered at reasonable rates, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our venues could have a material adverse effect on our financial position and future results of operations if asset damage and/or company liability were to exceed insurance coverage limits or if an insurer were unable to sufficiently or fully pay our related claims or damages.

Costs associated with capital improvements could adversely affect our profitability and liquidity.

Growth or maintenance of our existing revenue depends in part on consistent investment in our venues and our technology. Therefore, we expect to continue to make substantial capital improvements to meet long-term increasing demand, value and revenue. We frequently have a number of significant capital projects underway. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements, including:

- availability of financing on favorable terms;
- advances in technology and related changes in customer expectations;
- unforeseen changes in design;
- increases in the cost of materials, equipment and labor;
- fluctuations in foreign exchange rates;
- litigation, accidents or natural disasters;
- national or regional economic changes;
- additional land acquisition costs;
- environmental or hazardous conditions; and
- undetected soil or land conditions.

The amount of capital expenditures can vary significantly from year to year. In addition, actual costs could vary materially from our estimates if the factors listed above and our assumptions about the quality of materials, equipment or workmanship required or the cost of financing such expenditures were to change. Construction is also subject to governmental permitting processes which, if changed, could materially affect the ultimate cost. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Uses of Cash.

We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties.

We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties. We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. We also rely heavily upon software codes, informational databases and other components that make up our products and services.

We rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secrets or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties.

We have generally registered and continue to apply to register, or secure by contract when appropriate, our trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We consider the protection of our trademarks to be important for purposes of brand maintenance and reputation. While we vigorously protect our trademarks, service marks and domain names, effective trademark protection may not be available or may not be sought in every country in which we operate, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our various domain names or otherwise, which could adversely affect our business, financial condition and results of operations.

Some of our businesses have been granted patents and/or have patent applications pending with the United States Patent and Trademark Office and/or various foreign patent authorities for various proprietary technologies and other inventions. We consider applying for patents or for other appropriate statutory protection when we develop valuable new or improved proprietary technologies or identify inventions, and will continue to consider the appropriateness of filing for patents to protect future proprietary technologies and inventions as circumstances may warrant. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that we own. Likewise, the issuance of a patent to us does not mean that its processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties.

From time to time, we are subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of the trademarks, copyrights, patents and other intellectual property rights of third parties. In addition, litigation may be necessary in the future to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive.

We are subject to extensive governmental regulation, and our failure to comply with these regulations could adversely affect our business, financial condition and results of operations.

Our operations are subject to federal, state and local statutes, rules, regulations policies and procedures, both domestically and internationally, which are subject to change at any time, governing matters such as:

- construction, renovation and operation of our venues;
- licensing, permitting and zoning, including noise ordinances;
- human health, safety and sanitation requirements;
- the service of food and alcoholic beverages;
- working conditions, labor, minimum wage and hour, citizenship and employment laws;
- compliance with the ADA and the DDA;
- historic landmark rules;
- compliance with United States FCPA, the United Kingdom Bribery Act 2010 and similar regulations in other countries;
- hazardous and non-hazardous waste and other environmental protection laws;
- sales and other taxes and withholding of taxes;
- privacy laws and protection of personally identifiable information;
- marketing activities via the telephone and online; and
- primary ticketing and ticket resale services.

Our failure to comply with these laws and regulations could result in fines and/or proceedings against us by governmental agencies and/or consumers, which if material, could adversely affect our business, financial condition and results of operations. While we attempt to conduct our business and operations in a manner that we believe to be in compliance with such laws and regulations, there can be no assurance that a law or regulation will not be interpreted or enforced in a manner contrary to our current understanding of the law or regulation. In addition, the promulgation of new laws, rules and regulations could restrict or unfavorably impact our business, which could decrease demand for services, reduce revenue, increase costs and/or subject us to additional liabilities. For example, some legislatures have proposed laws in the past that would impose potential liability on us and other promoters and producers of live music events for entertainment taxes and for incidents that occur at our events, particularly relating to drugs and alcohol. Additionally, new legislation could be passed that may negatively impact our business, such as provisions that have recently been proposed in various jurisdictions that would restrict ticketing methods, mandate ticket inventory disclosure and attack current policies governing season tickets for sports teams.

From time to time, federal, state and local authorities and/or consumers commence investigations, inquiries or litigation with respect to our compliance with applicable consumer protection, advertising, unfair business practice, antitrust (and similar or related laws) and other laws. Our businesses have historically cooperated with authorities in connection with these investigations and have satisfactorily resolved each such material investigation, inquiry or litigation. We and our TicketsNow business are currently subject to agreements with the States of New Jersey, Maryland and Illinois and the FTC which govern, and in certain cases place limitations on, our ticketing resale practices. Our competitors in the secondary ticket sales market are not, to our knowledge, bound by such limitations and as a result, we may be at a competitive disadvantage. Other states and Canadian provinces have commenced investigations or inquiries regarding the relationship between us and TicketsNow and other aspects of our ticketing business. We have incurred significant legal expenses in connection with the defense of governmental investigations and litigation in the past and may be required to incur additional expenses in the future regarding such investigations and litigation. In the case of antitrust (and similar or related) matters, any adverse outcome could limit or prevent us from engaging in the ticketing business generally (or in a particular market thereof) or subject us to potential damage assessments, all of which could have a material adverse effect on our business, financial condition and results of operations.

Unfavorable outcomes in legal proceedings may adversely affect our business and operating results.

Our results may be affected by the outcome of pending and future litigation. Unfavorable rulings in our legal proceedings, including those described in Note 7—Commitments and Contingent Liabilities to our consolidated financial statements, may have a negative impact on us that may be greater or smaller depending on the nature of the rulings. In addition, we are currently, and from time to time in the future may be, subject to various other claims, investigations, legal and administrative cases and proceedings (whether civil or criminal) or lawsuits by governmental agencies or private parties, as further described in the immediately preceding risk factor. If the results of these investigations, proceedings or suits are unfavorable to us or if we are unable to successfully defend against third-party lawsuits, we may be required to pay monetary damages or may be subject to fines, penalties, injunctions or other censure that could have a material adverse effect on our business, financial condition and operating results. Even if we adequately address the issues raised by an investigation or proceeding or successfully defend a third-party lawsuit or counterclaim, we may have to devote significant financial and management resources to address these issues, which could harm our business, financial condition and operating results.

We depend upon unionized labor for the provision of some of our services and any work stoppages or labor disturbances could disrupt our business.

The stagehands at some of our venues and other employees are subject to collective bargaining agreements. Our union agreements typically have a term of three years and thus regularly expire and require negotiation in the ordinary course of our business. Upon the expiration of any of our collective bargaining agreements, however, we may be unable to negotiate new collective bargaining agreements on terms favorable to us, and our business operations may be interrupted as a result of labor disputes or difficulties and delays in the process of renegotiating our collective bargaining agreements. In addition, our business operations at one or more of our facilities may also be interrupted as a result of labor disputes by outside unions attempting to unionize a venue even though we do not have unionized labor at that venue currently. A work stoppage at one or more of our owned and/or operated venues or at our promoted events could have a material adverse effect on our business, results of operations and financial condition. We cannot predict the effect that a potential work stoppage would have on our business.

We are dependent upon our ability to lease, acquire and develop live music venues, and if we are unable to do so on acceptable terms, or at all, our results of operations could be adversely affected.

Our Concerts and Sponsorship & Advertising segments require access to venues to generate revenue from live music events. For these events, we use venues that we own, but we also operate a number of our live music venues under various agreements which include leases with third parties, ownership through an equity interest or booking agreements, which are agreements where we contract to book the events at a venue for a specific period of time. Our long-term success in the live music business will depend in part on the availability of venues, our ability to lease these venues and our ability to enter into booking agreements upon their expiration. As many of these agreements are with third parties over whom we have little or no control, we may be unable to renew these agreements or enter into new agreements on acceptable terms or at all, and may be unable to obtain favorable agreements with venues. Our ability to renew these agreements or obtain new agreements on favorable terms depends on a number of other factors, many of which are also beyond our control, such as national and local business conditions and competition from other promoters. If the cost of renewing these agreements is too high or the terms of any new agreement with a new venue are unacceptable or incompatible with our existing operations, we may decide to forego these opportunities. There can be no assurance that we will be able to renew these agreements on acceptable terms or at all, or that we will be able to obtain attractive agreements with substitute venues, which could have a material adverse effect on our results of operations.

We may continue to expand our operations through the development of live music venues and the expansion of existing live music venues, which poses a number of risks, including:

- construction of live music venues may result in cost overruns, delays or unanticipated expenses;
- desirable sites for live music venues may be unavailable or costly; and
- the attractiveness of our venue locations may deteriorate over time.

Additionally, the market potential of live music venue sites cannot be precisely determined, and our live music venues may face competition in markets from unexpected sources. Newly constructed live music venues may not perform up to our expectations. We face significant competition for potential live music venue locations and for opportunities to acquire existing live music venues. Because of this competition, we may be unable to add to or maintain the number of our live music venues on terms we consider acceptable.

Our revenue depends in part on the promotional success of our marketing campaigns, and there can be no assurance that such advertising, promotional and other marketing campaigns will be successful or will generate revenue or profits.

Similar to many companies, we spend significant amounts on advertising, promotional, branding and other marketing campaigns for our live music events, the Live Nation, Ticketmaster, *www.ticketmaster.com*, *www.livenation.com* and other brand names and other business activities. Such marketing activities include, among others, promotion of events and ticket sales, premium seat sales, hospitality and other services for our events and venues and advertising associated with our distribution of related merchandise and apparel and costs related to search engine optimization and paid search engine marketing for our ecommerce sites. During 2012, we spent approximately 3.9% of our revenue on marketing, including advertising. There can be no assurance that these marketing or advertising efforts will be successful or will generate revenue or profits.

Poor weather adversely affects attendance at our live music events, which could negatively impact our financial performance from period to period.

We promote and/or ticket many live music events. Weather conditions surrounding these events affect sales of tickets, concessions and merchandise, among other things. Poor weather conditions can have a material effect on our results of operations particularly because we promote and/or ticket a finite number of events. Due to weather conditions, we may be required to reschedule an event to another available day or a different venue, which would increase our costs for the event and could negatively impact the attendance at the event, as well as concession and merchandise sales. Poor weather can affect current periods as well as successive events in future periods.

We may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks.

The occurrence and threat of extraordinary events, such as terrorist attacks, intentional or unintentional mass-casualty incidents, natural disasters or similar events, may substantially decrease the use of and demand for our services and the attendance at live music events, which may decrease our revenue or expose us to substantial liability. The terrorism and security incidents in the past, military actions in foreign locations and periodic elevated terrorism alerts have raised numerous challenging operating factors, including public concerns regarding air travel, military actions and additional national or local catastrophic incidents, causing a nationwide disruption of commercial and leisure activities.

Following past terrorism actions, some artists refused to travel or book tours, which adversely affected our business. The occurrence or threat of future terrorist attacks, military actions by the United States or others, contagious disease outbreaks, natural disasters such as earthquakes and severe floods or similar events cannot be predicted, and their occurrence can be expected to negatively affect the economies of the United States and other foreign countries where we do business.

Risks Relating to Our Leverage

We have a large amount of debt and lease obligations that could restrict our operations and impair our financial condition.

As of December 31, 2012, our total indebtedness, excluding unamortized debt discounts and premiums, was approximately $1.776 billion. Our available borrowing capacity under the revolving portion of our senior secured credit facility at that date was approximately $236.1 million, with outstanding letters of credit of approximately $63.9 million. We may also incur significant additional indebtedness in the future.

Our substantial indebtedness could have adverse consequences, including:

- making it more difficult for us to satisfy our obligations;
- increasing our vulnerability to adverse economic, regulatory and industry conditions;
- limiting our ability to obtain additional financing for future working capital, capital expenditures, mergers and other purposes;
- requiring us to dedicate a substantial portion of our cash flow from operations to fund payments on our debt, thereby reducing funds available for operations and other purposes;
- limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- making us more vulnerable to increases in interest rates;

- placing us at a competitive disadvantage compared to our competitors that have less debt; and
- having a material adverse effect on us if we fail to comply with the covenants in the instruments governing our debt.

To service our debt and lease obligations and to fund potential acquisitions, artist and ticketing advances and capital expenditures, we will require a significant amount of cash, which depends on many factors beyond our control.

As of December 31, 2012, approximately $62.1 million of our total indebtedness (excluding interest) is due in 2013, $344.0 million is due in the aggregate for 2014 and 2015, $876.7 million is due in the aggregate for 2016 and 2017 and $492.9 million is due thereafter. In addition, as of December 31, 2012, we had approximately $2.0 billion in operating lease agreements, of which approximately $118.9 million is due in 2013 and $114.4 million is due in 2014. See the table in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations and Commitments—Firm Commitments.

Our ability to service our debt and lease obligations and to fund potential acquisitions, artist and ticketing advances and capital expenditures will require a significant amount of cash, which depends on many factors beyond our control. Our ability to make payments on and to refinance our debt will also depend on our ability to generate cash in the future. This is, to an extent, subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. If our future cash flow from operations and other capital resources are insufficient to pay our obligations as they mature or to fund our liquidity needs, we may be forced to reduce or delay our business activities and capital expenditures, sell assets, obtain additional equity capital or restructure or refinance all or a portion of our debt on or before maturity. In addition, the terms of our existing debt, including our senior secured credit facility, and other future debt may limit our ability to pursue any of these alternatives.

These measures might also be unsuccessful or inadequate in permitting us to meet scheduled debt service or lease obligations. We may be unable to restructure or refinance our obligations and obtain additional debt or equity financing or sell assets on satisfactory terms or at all. Capital markets have been volatile in the recent past; a downturn could negatively impact our ability to access capital should the need arise. As a result, the inability to meet our debt or lease obligations could cause us to default on those obligations. Any such defaults could materially harm our financial condition and liquidity.

The agreements governing our senior secured credit facility and certain of our other indebtedness impose restrictions on us that limit the discretion of management in operating our business and that, in turn, could impair our ability to meet our obligations under our debt.

The agreements governing our senior secured credit facility and certain of our other indebtedness include restrictive covenants that, among other things, restrict our ability to:

- incur additional debt;
- pay dividends and make distributions;
- make certain investments;
- repurchase our stock and prepay certain indebtedness;
- create liens;
- enter into transactions with affiliates;
- modify the nature of our business;
- enter into sale-leaseback transactions;
- transfer and sell material assets; and
- merge or consolidate.

In addition, our senior secured credit facility includes other restrictions, including requirements to maintain certain financial ratios. Our failure to comply with the terms and covenants in our indebtedness could lead to a default under the terms of the governing documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, to pursue our business strategies and otherwise to conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply. A breach of these covenants could result in a default under our debt. If there were an event of default under our outstanding indebtedness and the obligations there under accelerated, our assets and cash flow might not be sufficient to repay our outstanding debt and we could be forced into bankruptcy.

We depend on the cash flows of our subsidiaries in order to satisfy our obligations.

We rely on distributions and loans from our subsidiaries to meet our payment requirements under our obligations. If our subsidiaries are unable to pay dividends or otherwise make payments to us, we may not be able to make debt service payments on our obligations. We conduct substantially all of our operations through our subsidiaries. Our operating cash flows and consequently our ability to service our debt is therefore principally dependent upon our subsidiaries' earnings and their distributions of those earnings to us and may also be dependent upon loans or other payments of funds to us by those subsidiaries. Our subsidiaries are separate legal entities and may have no obligation, contingent or otherwise, to pay any amount due pursuant to our obligations or to make any funds available for that purpose. In addition, the ability of our subsidiaries to provide funds to us may be subject to restrictions under our senior secured credit facility and may be subject to the terms of such subsidiaries' future indebtedness, as well as the availability of sufficient surplus funds under applicable law.

Any inability to fund the significant up-front cash requirements associated with our touring and ticketing businesses could result in the loss of key tours or the inability to secure and retain ticketing clients.

In order to secure a tour, including global tours by major artists, we are often required to advance cash or post a letter of credit to the artist prior to the sale of any tickets for that tour. Additionally, to secure new, or retain existing, ticketing clients, we are often required by the client to make cash advances at the beginning and/or periodically during the term of the agreement. If we do not have sufficient cash on hand or capacity under our credit facility to advance the necessary cash or post the required letter of credit, for any given tour we would not be able to promote that tour and our touring business would be negatively impacted. Similarly, if we did not have enough cash on hand, or access to cash, required to advance to new ticketing clients or to continue to pay advances under existing ticketing agreements, our ticketing business would be negatively impacted.

Risks Relating to our 2.875% Convertible Senior Notes

We may not have the funds necessary to finance the repurchase of the notes or to pay the cash payable upon a conversion (if we make the net share settlement election), or we may otherwise be restricted from making such payments, which may increase note holders' credit risk.

In July 2007, we issued $220 million of 2.875% convertible senior notes due 2027 in a private placement in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. On July 15, 2014, July 15, 2017 and July 15, 2022, or in the event of a fundamental change (as defined in the indenture governing the notes), holders may require us to repurchase their notes at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest, including contingent interest and additional amounts, to the repurchase date. In addition, at any time on or prior to June 15, 2027, we may irrevocably elect net share settlement of the notes, and thereafter we will be required to make a cash payment of up to $1,000 for each $1,000 in principal amount of notes converted. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase or settlement of converted notes. In addition, some of our existing financing agreements contain, and any future credit agreements or other agreements relating to our indebtedness could contain, provisions prohibiting the repurchase of the notes under certain circumstances, or could provide that a fundamental change constitutes an event of default under that agreement, restrict our ability to make cash payments upon conversion of the notes or restrict the ability of our subsidiaries to make funds available to us for that purpose. If any agreement governing our indebtedness prohibits or otherwise restricts us from repurchasing the notes or making the cash payment upon conversion when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or settle the conversion or attempt to refinance the other debt. If we do not obtain such consent or refinance the debt, we would not be permitted to repurchase the notes or settle the conversion without potentially causing a default under the other debt. Our failure to repurchase tendered notes or to pay any cash payable on a conversion would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

The additional shares of common stock payable on any notes converted in connection with specified corporate transactions may not adequately compensate holders of notes for any loss they may experience as a result of such specified corporate transactions.

If certain specified corporate transactions occur on or prior to July 15, 2014, we will under certain circumstances increase the conversion rate on notes converted in connection with the specified corporate transaction by a number of additional shares of common stock. The number of additional shares of common stock will be determined based on the date on which the specified corporate transaction becomes effective and the price paid per share of our common stock in the specified corporate transaction. The additional shares of common stock issuable upon conversion of the notes in connection with a specified corporate transaction may not adequately compensate holders of notes for any loss they may experience as a result of such specified corporate transaction. Furthermore, holders of notes will not receive the additional consideration payable as a result of the increase in the conversion rate until the effective date of the specified corporate transaction or later, which could be a significant period of time after holders of notes have tendered their notes for conversion. If the specified corporate transaction occurs after July 15, 2014, or if the price paid per share of our common stock in the specified corporate transaction is less than the common stock price at the date of issuance of the notes or above a specified price, there will be no increase in the conversion rate. In addition, in certain circumstances upon a change of control arising from our acquisition by a public company, we may elect to adjust the conversion rate and, if we so elect, holders of notes will not be entitled to the increase in the conversion rate determined as described above.

The conditional conversion feature of the notes could result in holders of notes receiving less than the value of the common stock for which a note would otherwise be convertible.

Prior to July 15, 2027, the notes are convertible for shares of our common stock (or cash or a combination of cash and shares of our common stock) only if specified conditions are met. If the specific conditions for conversion are not met, holders of notes will not be able to convert their notes, and they may not be able to receive the value of the common stock or cash and common stock, as applicable, for which the notes would otherwise be convertible.

Upon conversion of the notes, holders of notes may receive less proceeds than expected because the value of our common stock may decline after the exercise of the conversion right.

If we elect to settle conversions other than solely in shares of common stock, including by making a net share settlement election, the conversion value that holders of notes will receive upon conversion of their notes are in part determined, subject to certain exceptions, by the average of the last reported sale prices of our common stock for the 20 trading days beginning on the second trading day immediately following the day the notes are tendered for conversion, or, if tendered within the 20 days leading up to the maturity date or a specified redemption date, beginning on the fifth day following the maturity date or the redemption date. Accordingly, if the price of our common stock decreases after holders of notes tender their notes for conversion, the conversion value they will receive may be adversely affected.

The conversion rate of the notes may not be adjusted for all dilutive events.

The conversion rate of the notes is subject to adjustment only for certain specified events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers. However, the conversion rate will not be adjusted for other events, such as an issuance of common stock for cash or acquisition, that may adversely affect the trading price of the notes or the common stock, or for a third-party tender offer.

Risks Relating to Our Common Stock

We cannot predict the prices at which our common stock may trade.

Our stock price has fluctuated between $7.14 and $16.90 over the past three years. The market price of our common stock may continue to fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

- our quarterly or annual earnings, or those of other companies in our industry;
- actual or anticipated fluctuations in our operating results due to the seasonality of our business and other factors related to our business;
- our loss of or inability to obtain significant popular artists or ticketing clients;
- changes in accounting standards, policies, guidance, interpretations or principles;
- announcements by us or our competitors of significant contracts, acquisitions or divestitures;
- the publication by securities analysts of financial estimates or reports about our business;
- changes by securities analysts of earnings estimates or reports, or our inability to meet those estimates or achieve any goals described in those reports;
- the disclosure of facts about our business that may differ from those assumed by securities analysts in preparing their estimates or reports about us;
- media reports, whether accurate or inaccurate;
- the operating and stock price performance of other comparable companies;
- overall market fluctuations; and
- general economic conditions.

In particular, the realization of any of the risks described in these Risk Factors could have a significant and adverse impact on the market price of our common stock.

In addition, in the past, some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome, it could result in substantial legal costs and a diversion of our management's attention and resources. This could have a material adverse effect on our business, results of operations and financial condition.

Our corporate governance documents, rights agreement and Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of the board of directors. These provisions include restrictions on the ability of our stockholders to remove directors and supermajority voting requirements for stockholders to amend our organizational documents, a classified board of directors and limitations on action by our stockholders by written consent. In addition, the board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law, for instance, also imposes some restrictions on mergers and other business combinations between any holder of 15% or more of our outstanding common stock and us. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with the board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

Our amended and restated certificate of incorporation provides that, subject to any written agreement to the contrary, which agreement does not currently exist, Clear Channel will have no duty to refrain from engaging in the same or similar business activities or lines of business as us or doing business with any of our customers or vendors or employing or otherwise engaging or soliciting any of our officers, directors or employees. Our amended and restated certificate of incorporation provides that if any director and/or officer of the Company who is also a director and/or officer of Clear Channel acquires knowledge of a potential transaction or matter which may be a corporate business opportunity (a "corporate opportunity") for both us and Clear Channel, we will generally renounce our interest in the corporate opportunity. Our amended and restated certificate of incorporation renounces any interest or expectancy in such corporate opportunity that will belong to Clear Channel, unless such opportunity is offered to a director and/or officer of the Company in writing solely in such person's capacity as a director and/or officer of the Company. Clear Channel will, to the fullest extent permitted by law, have satisfied its fiduciary duty with respect to such a corporate opportunity and will not be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that it acquires or seeks the corporate opportunity for itself, directs that corporate opportunity to another person or does not present that corporate opportunity to us. These provisions could make an acquisition of us less advantageous to a third party.

We have also adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires, or begins a tender or exchange offer that could result in such person acquiring, 15% or more of our common stock, and in the case of certain Schedule 13G filers, 20% or more of our common stock, and in the case of Liberty Media and certain of its affiliates, more than 35% of our common stock, without approval of the board of directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. Therefore, the plan makes an acquisition much more costly to a potential acquirer.

In addition, the terms of our senior secured credit facility provide that the lenders can require us to repay all outstanding indebtedness upon a change of control. These provisions make an acquisition more costly to a potential acquirer. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.

We have no plans to pay dividends on our common stock, which could affect its market price.

We currently intend to retain any future earnings to finance the growth, development and expansion of our business and/or to repay existing indebtedness. Accordingly, we do not intend to declare or pay any dividends on our common stock for the foreseeable future. The declaration, payment and amount of future dividends, if any, will be at the sole discretion of the board of directors after taking into account various factors, including our financial condition, results of operations, cash flow from operations, current and anticipated capital requirements and expansion plans, the income tax laws then in effect and the requirements of Delaware law. In addition, the agreement governing our senior secured credit facility includes restrictions on our ability to pay cash dividends without meeting certain financial ratios and obtaining the consent of the lenders. Accordingly, holders of common stock will not receive cash payments on their investment and the market price may be adversely affected.

Future sales or other issuances of our common stock could adversely affect its market price.

We have a large number of shares of common stock outstanding and available for resale beginning at various points in time in the future. Sales of a substantial number of shares of our common stock in the public market, or the possibility that these sales may occur, could cause the market price for our common stock to decline. As of December 31, 2012, there were 190.9 million shares of Live Nation common stock outstanding (including 3.2 million shares of unvested restricted stock awards), 15.5 million shares of common stock issuable from options currently exercisable at a weighted average exercise price of $13.46 per share, 8.1 million shares issuable from the conversion of our 2.875% convertible notes and a warrant to purchase 0.5 million shares of common stock at an exercise price of $13.73.

We continually explore acquisition opportunities consistent with our strategy. These acquisitions may involve the payment of cash, the incurrence of debt or the issuance of common stock or other securities. Any such issuance could be at a valuation lower than the trading price of our common stock at the time. The price of our common stock could also be affected by possible sales of our common stock by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of our 2.875% convertible notes.

Conversion of our convertible notes may dilute the ownership interest of existing stockholders and may affect our per share results and the trading price of our common stock.

The issuance of shares of our common stock upon conversion of our convertible notes may dilute the ownership interests of existing stockholders. Issuances of stock on conversion may also affect our per share results of operations. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.

We can issue preferred stock without stockholder approval, which could materially adversely affect the rights of common stockholders.

Our certificate of incorporation authorizes us to issue "blank check" preferred stock, the designation, number, voting powers, preferences and rights of which may be fixed or altered from time to time by the board of directors. Our subsidiaries may also issue additional shares of preferred stock. Accordingly, the board of directors has the authority, without stockholder approval, to issue preferred stock with rights that could materially adversely affect the voting power or other rights of the common stockholders or the market value of the common stock.

Risks Relating to the Separation

If the Separation were to fail to qualify as a transaction that is generally tax-free for United States federal income tax purposes, we may be subject to significant tax liabilities.

In connection with the Separation, Clear Channel received both a private letter ruling from the IRS and a legal opinion substantially to the effect that the distribution of our common stock to its stockholders qualified as a tax-free distribution for United States federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended, or the Code. Notwithstanding receipt by Clear Channel of the ruling and the opinion of counsel, the IRS could assert that the Separation did not qualify for tax-free treatment for United States federal income tax purposes. If the IRS were successful in taking this position, Clear Channel could be subject to a significant United States federal income tax liability. In general, Clear Channel would be subject to tax as if it had sold our common stock in a taxable sale for its fair market value. In addition, even if the Separation otherwise were to qualify under Section 355 of the Code, it may be taxable to Clear Channel as if it had sold our common stock in a taxable sale for its fair market value under Section 355(e) of the Code, if the Separation were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest in Clear Channel or us. For this purpose, any acquisitions of Clear Channel stock or of our stock within the period beginning two years before the Separation and ending two years after, are presumed to be part of such a plan, although we or Clear Channel may be able to rebut that presumption.

Although such corporate-level taxes, if any, resulting from a taxable distribution generally would be imposed on Clear Channel, we have agreed in the tax matters agreement to indemnify Clear Channel and its affiliates against tax-related liabilities, if any, caused by the failure of the Separation to qualify as a tax-free transaction under Section 355 of the Code (including as a result of Section 355(e) of the Code) if the failure to so qualify is attributable to actions, events or transactions relating to our stock, assets or business, or a breach of the relevant representations or covenants made by us in the tax matters agreement. If the failure of the Separation to qualify under Section 355 of the Code is for any reason for which neither we nor Clear Channel is responsible, we and Clear Channel have agreed in the tax matters agreement that we will each be responsible for 50% of the tax-related liabilities arising from the failure to so qualify. Clear Channel reported a $2.4 billion capital loss as a result of the Separation.

We could be liable for income taxes owed by Clear Channel.

Each member of the Clear Channel consolidated group, which includes Clear Channel, us and our subsidiaries through December 21, 2005, and Clear Channel's other subsidiaries, is jointly and severally liable for the United States federal income tax liability of each other member of the consolidated group. Consequently, we could be liable in the event any such liability is incurred, and not discharged, by any other member of the Clear Channel consolidated group. Disputes or assessments could arise during future audits by the IRS in amounts that we cannot quantify. In addition, Clear Channel recognized a capital loss for United States federal income tax purposes in connection with the Separation. If Clear Channel were unable to deduct such capital loss for United States federal income tax purposes as a result of any action we take following the Separation or our breach of a relevant representation or covenant made by us in the tax matters agreement, we have agreed in the tax matters agreement to indemnify Clear Channel for the lost tax benefits that Clear Channel would have otherwise realized if it were able to deduct this loss. See Item 8. Financial Statements and Supplementary Data—Note 8—Related-Party Transactions—Relationship with Clear Channel.

Risks Relating to the Spin-off from IAC

If the spin-off of Ticketmaster from IAC or one or more of the Spincos were to fail to qualify as a transaction that is generally tax-free for United States federal income tax purposes, we may be subject to significant tax liabilities.

In connection with IAC's spin-off of each of the Spincos, IAC received a private letter ruling from the IRS regarding the qualification of these spin-offs as transactions that are generally tax-free for United States federal income tax purposes. IAC's spin-off of each of the Spincos is referred to collectively as the IAC spin-offs. IAC also received an opinion of counsel regarding certain aspects of the transaction that were not covered by the private letter ruling. Notwithstanding the IRS private letter ruling and opinion of counsel, the IRS could determine that one or more of the IAC spin-offs should be treated as a taxable distribution if it determines that any of the representations, statements or assumptions or undertakings that were included in the request for the IRS private letter ruling are false or have been violated or if it disagrees with the conclusions in the opinion of counsel that are not covered by the IRS ruling. In addition, if any of the representations, statements or assumptions upon which the opinion of counsel was based were or become inaccurate, the opinion may be invalid.

If any of the IAC spin-offs were to fail to qualify as a transaction that is generally tax-free for United States federal income tax purposes, then IAC would incur material income tax liabilities for which we, as successor-in-interest to Ticketmaster could be liable. Under applicable federal income tax rules, Ticketmaster is severally liable for any federal income taxes imposed on IAC with respect to taxable periods during which Ticketmaster was a member of IAC's consolidated federal income tax return group, including the period in which the IAC spin-offs were consummated. Under the tax sharing agreement that Ticketmaster entered into with IAC and the other Spincos, Ticketmaster generally is required to indemnify IAC and the other Spincos for any taxes resulting from the spin-off to the extent such amounts resulted from (i) any act or failure to act by Ticketmaster described in the covenants in the tax sharing agreement, (ii) any acquisition of equity securities or assets of Ticketmaster or (iii) any breach by Ticketmaster of any representation or covenant contained in the spin-off documents or in the documents relating to the IRS private letter ruling and/or tax opinions. Corresponding indemnification provisions also apply to the other Spincos. Ticketmaster is entitled to indemnification from IAC, among other things, if, Ticketmaster is liable for, or otherwise required to make a payment in respect of, a spin-off tax liability for which Ticketmaster is not responsible under the tax sharing agreement and, if applicable, is unable to collect from the Spinco responsible for such liability under the tax sharing agreement. Ticketmaster's ability to collect under these indemnity provisions would depend on the financial position of the indemnifying party.

Certain transactions in IAC, Ticketmaster, or other Spinco equity securities could cause one or more of the IAC spin-offs to be taxable to IAC and may give rise to indemnification obligations of Ticketmaster under the tax sharing agreement.

Current United States federal income tax law creates a presumption that any of the IAC spin-offs would be taxable to IAC if it is part of a "plan or series of related transactions" pursuant to which one or more persons acquire directly or indirectly stock representing a 50% or greater interest (by vote or value) in IAC or a Spinco (including Ticketmaster). Acquisitions that occur during the four-year period that begins two years before the date of a spin-off are presumed to occur pursuant to a plan or series of related transactions, unless it is established that the acquisition is not pursuant to a plan or series of transactions that includes the spin-off.

These rules limited Ticketmaster's ability during the two-year period following the Spin-off to enter into certain transactions that might have otherwise been advantageous to us and our stockholders, particularly issuing equity securities to satisfy financing needs, repurchasing equity securities, and, under certain circumstances, acquiring businesses or assets with equity securities or agreeing to be acquired. Under the tax sharing agreement, there were restrictions on Ticketmaster's ability to take such actions for a period of 25 months from the day after the date of the spin-off. Entering into the merger agreement with Live Nation did not violate these restrictions because, prior to entering into the agreement, Ticketmaster provided IAC with an unqualified opinion of tax counsel contemplated by the tax sharing agreement and IAC confirmed that the opinion was satisfactory to IAC. We believe that we did not take any actions during the two-year period following the spin-off that compromised the tax-free nature of that transaction. However, the statutes of limitations related to these tax periods remain open, and if taxing authorities successfully assert tax claims against IAC related to the spin-off, it could give rise to indemnification obligations of Ticketmaster under the tax sharing agreement.

In addition to actions of IAC and the Spincos (including Ticketmaster), certain transactions that are outside their control and therefore not subject to the restrictive covenants contained in the Tax Sharing Agreement, such as a sale or disposition of the stock of IAC or the stock of a Spinco by certain persons that own five percent or more of any class of stock of IAC or a Spinco could have a similar effect on the tax-free status of a spin-off as transactions to which IAC or a Spinco is a party.

As a result of these rules, even if each IAC spin-off otherwise qualifies as a transaction that is generally tax-free for United States federal income tax purposes, transactions involving Spinco or IAC equity securities (including transactions by certain significant stockholders) could cause IAC to recognize taxable gain with respect to the stock of the Spinco as described above. Although the restrictive covenants and indemnification provisions contained in the tax sharing agreement are intended to minimize the likelihood that such an event will occur, one or more of the IAC spin-offs may become taxable to IAC as a result of transactions in IAC or Spinco equity securities. As discussed previously, we, as successor-in-interest to Ticketmaster could be liable for such taxes under the tax sharing agreement or under applicable federal income tax rules.

In connection with the Merger, Ticketmaster received (i) two unqualified opinions of tax counsel (one dated as of the date of execution of the definitive merger agreement and one dated as of the closing date of the Merger) that the transaction as contemplated in the definitive merger agreement would not have an adverse tax effect on the spin-off, and (ii) IAC's written acknowledgement that the closing date opinion was in form and substance satisfactory to IAC. However, the IRS may disagree with the conclusions in these opinions of counsel and determine that the Merger caused the Spin-off to be taxable to IAC. Were this to occur and that position were sustained, we, as successor-in-interest to Ticketmaster would be required to make material indemnification payments to IAC.

Risks Relating to the Merger

In connection with the Merger, we became subject to a Final Judgment imposing certain obligations and restrictions on us which could negatively impact our business.

On July 30, 2010, the United States District Court for the District of Columbia approved and entered a Final Judgment relating to the Merger that imposes certain obligations on us in order to address the issues the DOJ raised in its antitrust review of the Merger. Among other things, the Final Judgment required us to offer a license to the Ticketmaster ticketing technology to AEG and to divest Ticketmaster's Paciolan ticketing business. We have entered into a license agreement with AEG and sold Paciolan to Comcast-Spectacor, L.P., thus satisfying those two requirements. Prospectively, pursuant to the Final Judgment, we have agreed to abide by certain behavioral remedies that prevent us from engaging in retaliatory business tactics or improper tying arrangements and to provide periodic reports to the DOJ about our compliance with the Final Judgment. The Final Judgment is in effect and will bind us until July 30, 2020.

During the duration of the Final Judgment, we are restricted from engaging in certain business activities that, absent the Final Judgment, would be lawful for us to undertake. Our inability to undertake these business strategies could disadvantage us when we compete against firms that are not restricted by any such order. Our compliance with the Final Judgment therefore creates certain unquantifiable business risks for us.

Also, on January 25, 2010, we entered into a Consent Agreement with the Canadian Competition Commission, or the Canadian Consent Agreement, which had the effect of imposing essentially the same terms as the Final Judgment on our business in Canada. The Canadian Consent Agreement will remain in effect for ten years following the date of the agreement. The Canadian Consent Agreement creates similar risks for us, both in terms of creating potential enforcement actions and in limiting us from pursuing certain business practices.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of December 31, 2012, we own, operate or lease 93 entertainment venues and 100 other facilities, including office leases, throughout North America and 22 entertainment venues and 82 other facilities internationally. We believe our venues and facilities are generally well-maintained and in good operating condition and have adequate capacity to meet our current business needs. We have a lease ending June 30, 2020 for our corporate headquarters in Beverly Hills, California, used primarily by our executive and domestic operations management staff.

Our leases are for varying terms ranging from monthly to multi-year. These leases can typically be for terms of three to five years for our office leases and 10 to 20 years for our venue leases, and many provide for renewal options. There is no significant concentration of venues under any one lease or subject to negotiation with any one landlord. We believe that an important part of our management activity is to negotiate suitable lease renewals and extensions.

ITEM 3. LEGAL PROCEEDINGS

CTS Arbitration

Live Nation Worldwide, Inc., or Live Nation Worldwide, and CTS were parties to an agreement, or the CTS Agreement, pursuant to which CTS was to develop and Live Nation Worldwide licensed or agreed to use ticketing software or ticketing platforms. Under the agreement, CTS was to develop software to be licensed to Live Nation Worldwide to provide ticketing services in the United States and Canada. The CTS Agreement also generally required Live Nation Worldwide to use CTS's ticketing platforms in certain European countries so long as CTS's existing platforms were appropriately modified to meet local market conditions. In June 2010, Live Nation Worldwide terminated the CTS Agreement because CTS materially breached the agreement by failing to deliver a North American ticketing system that met the contractual requirements of being a "world class ticketing system . . . that fits the needs of the North American market," and by failing to deliver a ticketing system for the United Kingdom and other European countries that fit the needs of those markets as required by the CTS Agreement.

For North America, had CTS performed on the CTS Agreement, it would have been generally entitled to receive, during the then 10-year term of the CTS Agreement, a per ticket license fee upon the sale of certain tickets that Live Nation Worldwide or any of certain of its subsidiaries, which are collectively referred to as Live Nation Worldwide entities, controlled and had the right to distribute by virtue of certain promotion and venue management relations. This per ticket fee for events in North America was payable to CTS regardless of whether the Live Nation Worldwide entities chose to use the CTS ticketing platform, Ticketmaster's ticketing platform or another ticketing platform for the sale of such controlled tickets. For events in certain European countries, not including the United Kingdom, Live Nation Worldwide generally was required, during a 10-year term, to exclusively book on the CTS ticketing platform all tickets that the Live Nation Worldwide entities had the right to distribute (or, to the extent other ticketing platforms were used, Live Nation Worldwide was generally required to pay to CTS the same fee that would have been payable had the CTS platform been used). For events in the United Kingdom, Live Nation Worldwide was required, for a 10-year term, to (i) book on the CTS ticketing platform all tickets controlled by Live Nation Worldwide entities that were not allocated by Live Nation Worldwide for sale through other sales channels and (ii) to offer for sale on the CTS UK website a portion of the tickets controlled by the Live Nation Worldwide entities. Finally, the CTS Agreement obligated Live Nation Worldwide and CTS to negotiate a set of noncompete agreements that, subject to legal restrictions, could have precluded Live Nation Worldwide from offering primary market ticketing services to third parties in certain European countries during the term of the CTS Agreement.

In April 2010, CTS filed a request for arbitration with the International Court of Arbitration of the International Chamber of Commerce, or ICC, pursuant to the CTS Agreement. In its request for arbitration, CTS asserts, among other things, that (i) the terms of the CTS Agreement, including the North America per ticket license fee, European exclusivity obligations and United Kingdom distribution obligations described above, apply to tickets sold and distributed by Ticketmaster, (ii) Ticketmaster's sales and distribution of tickets following the completion of the Merger have resulted in various breaches of Live Nation Worldwide's obligations under the CTS Agreement, (iii) Live Nation has failed to allocate the proper number of tickets to CTS's system in the United Kingdom and (iv) the Merger and our subsequent actions have breached the implied covenant of good faith and fair dealing. In its request for arbitration, CTS seeks relief in the form of a declaration that Live Nation and Live Nation Worldwide are in breach of the CTS Agreement and the implied covenant of good faith and fair dealing, specific performance of Live Nation Worldwide's obligations under the CTS Agreement, and unspecified damages resulting from such breaches. In March 2011, CTS provided further specifications on its claims and purported damages, including a claim for royalties that would have been paid over the contemplated 10-year term of the CTS Agreement and on Ticketmaster-controlled tickets (as well as tickets controlled by Live Nation Worldwide or any of certain of its subsidiaries).

In May 2010, we responded to CTS's request for arbitration and filed counterclaims asserting that CTS breached the CTS Agreement by failing to provide ticketing platforms that met the standard required by the CTS Agreement for the North American and European markets. We are seeking relief primarily in the form of damages and a declaration that we validly terminated the CTS Agreement based on CTS's material breaches. We deny that CTS is entitled to collect damages for royalties that would have been paid over the full 10-year term of the CTS Agreement or on Ticketmaster-controlled tickets. The matter has been assigned to an arbitrator, and hearings were conducted in the summer and fall of 2011. A decision from the arbitrator is currently expected by spring of 2013. While we do not believe that a loss is probable of occurring at this time, if the arbitrator rules against us on any or all claims, the amounts at stake could be substantial. Considerable uncertainty remains regarding the validity of the claims and damages asserted against us. As a result, we are currently unable to estimate the possible loss or range of loss for this matter. We intend to continue to vigorously defend the action.

Ticketing Fees Consumer Class Action Litigation

In October 2003, a putative representative action was filed in the Superior Court of California challenging Ticketmaster's charges to online customers for shipping fees and alleging that its failure to disclose on its website that the charges contain a profit component is unlawful. The complaint asserted a claim for violation of California's Unfair Competition Law, or UCL, and sought restitution or disgorgement of the difference between (i) the total shipping fees charged by Ticketmaster in connection with online ticket sales during the applicable period, and (ii) the amount that Ticketmaster actually paid to the shipper for delivery of those tickets. In August 2005, the plaintiffs filed a first amended complaint, then pleading the case as a putative class action and adding the claim that Ticketmaster's website disclosures in respect of its ticket order processing fees constitute false advertising in violation of California's False Advertising Law. On this new claim, the amended complaint seeks restitution or disgorgement of the entire amount of order processing fees charged by Ticketmaster during the applicable period. In April 2009, the Court granted the plaintiffs' motion for leave to file a second amended complaint adding new claims that (a) Ticketmaster's order processing fees are unconscionable under the UCL, and (b) Ticketmaster's alleged business practices further violate the California Consumer Legal Remedies Act. Plaintiffs later filed a third amended complaint, to which Ticketmaster filed a demurrer in July 2009. The Court overruled Ticketmaster's demurrer in October 2009.

The plaintiffs filed a class certification motion in August 2009, which Ticketmaster opposed. In February 2010, the Court granted certification of a class on the first and second causes of action, which allege that Ticketmaster misrepresents/omits the fact of a profit component in Ticketmaster's shipping and order processing fees. The class would consist of California consumers who purchased tickets through Ticketmaster's website from 1999 to present. The Court denied certification of a class on the third and fourth causes of action, which allege that Ticketmaster's shipping and order processing fees are unconscionably high. In March 2010, Ticketmaster filed a Petition for Writ of Mandate with the California Court of Appeal, and plaintiffs also filed a motion for reconsideration of the Superior Court's class certification order. In April 2010, the Superior Court denied plaintiffs' Motion for Reconsideration of the Court's class certification order, and the Court of Appeal denied Ticketmaster's Petition for Writ of Mandate. In June 2010, the Court of Appeal granted the plaintiffs' Petition for Writ of Mandate and ordered the Superior Court to vacate its February 2010 order denying plaintiffs' motion to certify a national class and enter a new order granting plaintiffs' motion to certify a nationwide class on the first and second claims. In September 2010, Ticketmaster filed its Motion for Summary Judgment on all causes of action in the Superior Court, and that same month plaintiffs filed their Motion for Summary Adjudication of various affirmative defenses asserted by Ticketmaster. In November 2010, Ticketmaster filed their Motion to Decertify Class.

In December 2010, the parties entered into a binding agreement providing for the settlement of the litigation and the resolution of all claims therein. In September 2011, the Court declined to approve the settlement in its then-current form. Litigation continued, and in September 2011, the Court granted in part and denied in part Ticketmaster's Motion for Summary Judgment. The parties reached a new settlement in September 2011, which was approved preliminarily, but in September 2012 the Court declined to grant final approval. In doing so, the court identified potential modifications to the settlement, and the parties continue to discuss such potential modifications and the possibility of a revised settlement agreement. Ticketmaster and its parent, Live Nation, have not acknowledged any violations of law or liability in connection with the matter.

As of December 31, 2012, we have accrued $35.4 million, our best estimate of the probable costs associated with the settlement referred to above. This liability includes an estimated redemption rate. Any difference between our estimated redemption rate and the actual redemption rate we experience will impact the final settlement amount; however, we do not expect this difference to be material.

Canadian Consumer Class Action Litigation Relating to TicketsNow

In February 2009, four putative consumer class action complaints were filed in various provinces of Canada against TicketsNow, Ticketmaster, Ticketmaster Canada Ltd. and Premium Inventory, Inc. All of the cases allege essentially the same set of facts and causes of action. Each plaintiff purports to represent a class consisting of all persons who purchased a ticket from Ticketmaster, Ticketmaster Canada Ltd. or TicketsNow from February 2007 to present and alleges that Ticketmaster conspired to divert a large number of tickets for resale through the TicketsNow website at prices higher than face value. The plaintiffs characterize these actions as being in violation of Ontario's Ticket Speculation Act, the Amusement Act of Manitoba, the Amusement Act of Alberta or the Quebec Consumer Protection Act. The Ontario case contains the additional allegation that Ticketmaster's and TicketsNow's service fees violate anti-scalping laws. Each lawsuit seeks compensatory and punitive damages on behalf of the class.

In February 2012, the parties entered into a settlement agreement that will resolve all of the resale market claims. The court approval process for the settlement has been completed, with final approvals given in all provinces.

As of December 31, 2012, we have accrued our best estimate of the probable costs associated with the resale market claims of this matter, the full amount of which was funded by an escrow established in connection with Ticketmaster's 2008 acquisition of TicketsNow.

While it is reasonably possible that a loss related to the primary market claims of this matter could be incurred by us in a future period, we do not believe that a loss is probable of occurring at this time. Considerable uncertainty remains regarding the validity of the claims and damages asserted against us. As a result, we are currently unable to estimate the possible loss or range of loss for the primary market claims of this matter. We intend to continue to vigorously defend all claims in all of the actions.

Other Litigation

From time to time, we are involved in other legal proceedings arising in the ordinary course of our business, including proceedings and claims based upon violations of antitrust laws and intellectual property rights, and tortious interference, which could cause us to incur significant expenses. We have also been the subject of personal injury and wrongful death claims relating to accidents at our venues in connection with our operations. As required, we have accrued our estimate of the probable settlement or other losses for the resolution of any outstanding claims. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, including, in some cases, estimated redemption rates for the settlement offered, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings. In addition, under our agreements with Clear Channel, we have assumed and will indemnify Clear Channel for liabilities related to our business for which they are a party in the defense.

As of December 31, 2012, we have accrued $40.6 million for the specific cases discussed above as our best estimate of the probable costs of legal settlement, including $35.4 million for the Ticketing Fees Consumer Class Action litigation settlement.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock was listed on the New York Stock Exchange under the symbol "LYV" on December 21, 2005. There were 4,608 stockholders of record as of February 20, 2013. This figure does not include an estimate of the indeterminate number of beneficial holders whose shares may be held of record by brokerage firms and clearing agencies. The following table presents the high and low sales prices of the common stock on the New York Stock Exchange during the calendar quarter indicated.

	Common Stock Market Price	
	High	**Low**
2011		
First Quarter	$ 11.96	$ 9.82
Second Quarter	$ 11.59	$ 9.70
Third Quarter	$ 12.44	$ 7.66
Fourth Quarter	$ 9.88	$ 7.14
2012		
First Quarter	$ 11.00	$ 8.54
Second Quarter	$ 9.90	$ 8.10
Third Quarter	$ 9.76	$ 8.37
Fourth Quarter	$ 9.69	$ 8.16

Dividend Policy

Since the Separation and through December 31, 2012, we have not declared or paid any dividends. We presently intend to retain any future earnings to finance the expansion of our business. Therefore, we do not expect to pay any cash dividends in the foreseeable future. Moreover, the terms of our senior secured credit facility limit the amount of funds that we will have available to declare and distribute as dividends on our common stock. Payment of future cash dividends, if any, will be at the discretion of our board of directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and contractual restrictions with respect to the payment of dividends.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2012	2011	2010	2009	2008
(in thousands except per share data)					
Results of Operations Data (1):					
Revenue	$ 5,819,047	$ 5,383,998	$ 5,063,748	$ 4,181,021	$ 4,085,306
Operating income (loss)	$ (21,639)	$ 18,337	$ (63,700)	$ (52,356)	$ (297,293)
Loss from continuing operations before income taxes	$ (132,161)	$ (96,627)	$ (188,654)	$ (114,678)	$ (357,735)
Net loss attributable to common stockholders of Live Nation Entertainment, Inc.	$ (163,227)	$ (83,016)	$ (228,390)	$ (60,179)	$ (239,412)
Basic and diluted loss from continuing operations attributable to common stockholders of Live Nation Entertainment, Inc.	$ (0.87)	$ (0.46)	$ (1.36)	$ (1.65)	$ (4.39)
Cash dividends per share	$ -	$ -	$ -	$ -	$ -

	As of December 31,				
	2012	2011	2010	2009	2008
(in thousands)					
Balance Sheet Data (1):					
Total assets	$ 5,290,806	$ 5,077,344	$ 5,195,560	$ 2,341,759	$ 2,476,723
Long-term debt, net (including current maturities)	$ 1,740,005	$ 1,705,261	$ 1,731,864	$ 740,069	$ 824,120
Redeemable preferred stock	$ -	$ -	$ -	$ 40,000	$ 40,000

(1) Acquisitions and dispositions significantly impact the comparability of the historical consolidated financial data reflected in this schedule of Selected Financial Data.

The Selected Financial Data should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations together with the audited consolidated financial statements and notes to the financial statements included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under 1A.—Risk Factors and other sections in this Annual Report.

Executive Overview

In 2012, we delivered growth in ticket sales, revenue and operating results. Our strategy remains focused on leveraging our leadership position in the live entertainment industry to reach fans through the live concert experience in order to sell more tickets and grow our sponsorship and advertising revenue, while continuing to optimize our cost structure. We believe as the leading, global live event and ticketing company that we are well-positioned to better serve artists, teams, fans and venues.

Our Concerts segment sold more tickets, even with slightly fewer events in 2012, which delivered higher revenue as compared to last year. Overall, we delivered higher attendance per show at our owned and/or operated amphitheaters and improved the ancillary net revenue per attendee at these venues. We continued to focus on festivals, including improvement of key European festival event profitability, expanding our portfolio of electronic dance music events, with the acquisition of the Creamfields brand, as well as investing in new festivals. We also were successful in expanding geographically, increasing the reach of our promotion activity in Australia with the acquisition of Coppel and adding offices in additional countries in Asia, either on our own or with strategic partners.

Our Ticketing segment sold more tickets this year as compared to last year driven primarily by increases in concerts and sports tickets. Overall, our revenue and operating results improved due to these higher ticket volumes along with higher resale market activity. During the year, we successfully completed the 2012 London Olympics as its official ticket seller. Investment in our ticketing platform is in the second year of the planned three-year development and we rolled out several enhancements to our clients during the year. We will continue to invest in a variety of initiatives aimed at improving the ticket buying process and overall fan and venue experience.

Our Artist Nation segment is focused on serving our existing artists as well as developing new relationships with top artists and extending our various services provided. We expect that our performance in this business will improve as we empower the next generation of the industry's top managers to more effectively tap into the assets of our Ticketing, Concerts, and Sponsorship & Advertising platforms.

Our Sponsorship & Advertising segment again delivered growth in revenue and operating results driven by increased advertising revenue on our websites and the renewal and growth of sponsorships from brand relationships. Our extensive on-site and online reach, global venue distribution network, artist relationships and ticketing operations are the key to securing long-term sponsorship agreements with major brands and we continue to look for ways to expand these assets and to extend further internationally in new markets.

We continue to be optimistic about the long-term potential of our Company and we are focused on the key elements of our business model – expanding our concert platform to sell more tickets, driving conversion of ticket sales through social and mobile channels, growing our sponsorship and online revenue and selling more tickets for our Ticketmaster clients while driving reductions in the ticketing cost structure.

Segment Overview

Our reportable segments are Concerts, Ticketing, Artist Nation and Sponsorship & Advertising. Prior to 2012 we reported an eCommerce segment, which is now included in our Ticketing and Sponsorship & Advertising segments. Specifically, all online advertising and online sponsorships previously reported in the eCommerce segment are now reported in the Sponsorship & Advertising segment while all other activity has been included in the Ticketing segment. This change was made to be consistent with how the four key components of the business are now being managed.

The segment results for the prior periods have been reclassified to conform to the current year presentation.

Concerts

Our Concerts segment principally involves the global promotion of live music events in our owned and/or operated venues and in rented third-party venues, the operation and management of music venues and the production of music festivals across the world. While our Concerts segment operates year-round, we generally experience higher revenue during the second and third quarters due to the seasonal nature of shows at our outdoor amphitheaters and festivals, which primarily occur May through September. Revenue and related costs for events are generally deferred and recognized when the event occurs. All advertising costs for shows are expensed at the end of the year for any future events.

To judge the health of our Concerts segment, we primarily monitor the number of confirmed events in our network of owned and/or operated and third-party venues, talent fees, average paid attendance and advance ticket sales. In addition, at our owned and/or operated venues, we monitor attendance, ancillary revenue per fan and premium seat sales. For business that is conducted in foreign markets, we also compare the operating results from our foreign operations to prior periods on a constant currency basis.

Ticketing

The Ticketing segment is primarily an agency business that sells tickets for events on behalf of our clients and retains a convenience charge and order processing fee for our services. We sell tickets through a combination of websites, telephone services and ticket outlets. Our ticketing sales are impacted by fluctuations in the availability of events for sale to the public, which may vary depending upon scheduling by our clients. Our Ticketing segment also manages our online activities including enhancements to our websites and bundling product offerings. Through our websites, we sell tickets to our own events as well as tickets for our ticketing clients and provide event information. Revenue related to ticketing service charges for our events where we control ticketing is deferred and recognized as the event occurs.

To judge the health of our Ticketing segment, we primarily review the number of tickets sold through our ticketing operations, average convenience charges and order processing fees, the number of client tickets renewed or added and the average royalty rate paid to clients who use our ticketing services. In addition, we review the number of visits to our websites, the overall number of customers in our database and the revenue related to the sale of other products on our websites. For business that is conducted in foreign markets, we also compare the operating results from our foreign operations to prior periods on a constant currency basis.

Artist Nation

The Artist Nation segment primarily provides management services to music artists in exchange for a commission on the earnings of these artists. Our Artist Nation segment also sells merchandise associated with music artists at live performances, to retailers and directly to consumers via the internet and provides other services to artists. Revenue earned from our Artist Nation segment is impacted to a large degree by the touring schedules of the artists we represent. Generally, we experience higher revenue during the second and third quarters as the period from May through September tends to be a popular time for touring events.

To judge the health of our Artist Nation segment, we primarily review the average annual earnings of each artist represented and the percentage of top artists on tour or with planned album releases as these activities tend to drive higher revenue. For business that is conducted in foreign markets, we compare the operating results from our foreign operations to prior periods on a constant currency basis.

Sponsorship & Advertising

Our Sponsorship & Advertising segment employs a sales force that creates and maintains relationships with sponsors through a combination of strategic, international, national and local opportunities that allow businesses to reach customers through our concert, venue, artist relationship and ticketing assets, including advertising on our websites. We work with our corporate clients to help create marketing programs that drive their business goals and connects their brands directly with fans and artists.

To judge the health of our Sponsorship & Advertising segment, we primarily review the average revenue per sponsor, the total revenue generated through sponsorship arrangements, percentage of expected revenue under contract and the online revenue received from sponsors advertising on our websites.

See further discussion of our segments in Item 1. Business—Our Business.

Consolidated Results of Operations

	Year Ended December 31,			% Change 2012 vs 2011	% Change 2011 vs 2010
	2012	2011	2010		
		(in thousands)			
Revenue	$ 5,819,047	$ 5,383,998	$ 5,063,748	8%	6%
Operating expenses:					
Direct operating expenses	4,151,277	3,789,488	3,658,310	10%	4%
Selling, general and administrative expenses	1,143,632	1,111,969	1,014,491	3%	10%
Depreciation and amortization	429,557	343,018	321,666	25%	7%
Loss (gain) on sale of operating assets	(514)	978	374	*	*
Corporate expenses	113,364	112,157	110,252	1%	2%
Acquisition transaction expenses	3,370	8,051	22,355	*	*
Operating income (loss)	(21,639)	18,337	(63,700)	*	*
Operating margin	(0.4)%	0.3%	(1.3)%		
Interest expense	123,740	120,414	116,527		
Loss (gain) on extinguishment of debt	(460)	-	21,315		
Interest income	(4,170)	(4,215)	(3,771)		
Equity in earnings of nonconsolidated affiliates	(9,921)	(7,742)	(4,928)		
Other expense (income), net	1,333	6,507	(4,189)		
Loss from continuing operations before income taxes	(132,161)	(96,627)	(188,654)		
Income tax expense (benefit)	29,736	(26,224)	15,154		
Loss from continuing operations	(161,897)	(70,403)	(203,808)		
Loss from discontinued operations, net of tax	-	-	(4,228)		
Net loss	(161,897)	(70,403)	(208,036)		
Net income attributable to noncontrolling interests	1,330	12,613	20,354		
Net loss attributable to common stockholders of Live Nation Entertainment, Inc.	$ (163,227)	$ (83,016)	$ (228,390)		

Notes: Acquisitions and dispositions significantly impact the comparability of the historical consolidated financial data reflected in this schedule of Consolidated Results of Operations.

* Percentages are not meaningful.

Key Operating Metrics

	Year Ended December 31,		
	2012	2011	2010
Concerts (1)			
Total estimated events:			
North America	14,962	15,531	14,119
International	7,000	6,720	6,971
Total estimated events	21,962	22,251	21,090
Total estimated attendance (rounded):			
North America	32,007,000	31,060,000	30,603,000
International	16,750,000	15,742,000	16,659,000
Total estimated attendance	48,757,000	46,802,000	47,262,000
Ancillary net revenue per attendee:			
North America amphitheaters	$ 18.56	$ 18.11	$ 17.57
International festivals	$ 15.55	$ 16.62	$ 15.95
Ticketing (2) (4)			
Number of tickets sold (in thousands):			
Concerts	75,372	71,632	63,833
Sports	28,760	27,055	22,074
Arts and theater	19,961	21,891	18,462
Family	15,970	14,248	11,469
Other (3)	7,669	6,541	4,420
	147,732	141,367	120,258
Gross value of tickets sold (in thousands)	$ 9,146,254	$ 8,441,230	$ 7,466,957
Number of customers in database (rounded)	119,592,000	110,208,000	98,007,000
Sponsorship & Advertising			
Sponsorship revenue (in thousands)	$ 191,773	$ 179,734	$ 161,653
Online advertising revenue (in thousands)	$ 56,148	$ 51,057	$ 38,493

(1) Events generally represent a single performance by an artist. Attendance generally represents the number of fans who were present at an event. Festivals are counted as one event in the quarter in which the festival begins but attendance is split over the days of the festival and can be split between quarters. Events and attendance metrics are estimated each quarter.

(2) The number and gross value of tickets sold includes primary tickets only and excludes tickets sold for the 2012 Olympics. These metrics include tickets sold during the period regardless of event timing except for our promoted concerts in our owned and/or operated venues and in certain European territories where these tickets are recognized as the concerts occur. The tickets sold listed above for 2010 do not include 7.1 million tickets with a gross value of $406.4 million for the pre-Merger period. Tickets sold for the full year ended December 31, 2010, including the pre-Merger period, were as follows:

Concerts	66,843
Sports	23,733
Arts and theater	19,709
Family	12,467
Other	4,651
	127,403

(3) Other category includes tickets for comedy shows, facility tours, donations, lectures, seminars and cinemas.

(4) The total number of tickets sold for the years ended December 31, 2012, 2011 and 2010 do not include 108 million, 135 million and 112 million, respectively, of tickets sold through our venue clients' box offices for which we do not receive a fee.

Revenue

Our revenue increased $435.0 million, or 8%, during the year ended December 31, 2012 as compared to the prior year. The overall increase in revenue was primarily due to increases in our Concerts and Ticketing segments of $364.2 million and $54.7 million, respectively. Excluding the decreases of approximately $100.4 million related to the impact of changes in foreign exchange rates, revenue increased $535.4 million, or 10%.

Our revenue increased $320.3 million, or 6%, during the year ended December 31, 2011 as compared to the prior year. The overall increase in revenue was primarily due to increases in our Concerts, Ticketing, Artist Nation and Sponsorship & Advertising segments of $67.8 million, $194.6 million, $31.0 million and $30.6 million, respectively. The overall increase included incremental revenue of $77.3 million resulting from the timing of the Merger. Excluding the increases of approximately $132.9 million related to the impact of changes in foreign exchange rates, revenue increased $187.4 million, or 4%.

More detailed explanations of the changes for the years ended 2012 and 2011 are included in the applicable segment discussions contained herein.

Direct operating expenses

Our direct operating expenses increased $361.8 million, or 10% during the year ended December 31, 2012 as compared to the prior year. The overall increase in direct operating expenses was primarily due to increases in our Concerts and Ticketing segments of $328.5 million and $32.7 million, respectively. Excluding the decreases of approximately $77.4 million related to the impact of changes in foreign exchange rates, direct operating expenses increased $439.2 million, or 12%.

Our direct operating expenses increased $131.2 million, or 4%, during the year ended December 31, 2011 as compared to the prior year. The overall increase in direct operating expenses was primarily due to increases in our Concerts, Ticketing and Artist Nation segments of $36.1 million, $69.6 million and $27.9 million, respectively. The overall increase included incremental direct operating expenses of $34.1 million resulting from the timing of the Merger. Excluding the increases of approximately $102.3 million related to the impact of changes in foreign exchange rates, direct operating expenses increased $28.9 million, or 1%.

Direct operating expenses include artist fees, ticketing client royalties, show-related marketing and advertising expenses along with other costs.

More detailed explanations of the changes for the years ended 2012 and 2011 are included in the applicable segment discussions contained herein.

Selling, general and administrative expenses

Our selling, general and administrative expenses increased $31.7 million, or 3%, during the year ended December 31, 2012 as compared to the prior year. The overall increase in selling, general and administrative expenses was primarily due to an increase in our Concerts segment of $34.1 million. Excluding the decreases of approximately $15.1 million related to the impact of changes in foreign exchange rates, selling, general and administrative expenses increased $46.8 million, or 4%.

Our selling, general and administrative expenses increased $97.5 million, or 10%, during the year ended December 31, 2011 as compared to the prior year. The overall increase in selling, general and administrative expenses was primarily due to increases in our Ticketing and Artist Nation segments of $65.9 million and $19.2 million, respectively, driven by the incorporation of the Ticketmaster results after the completion of the Merger. Excluding the increases of approximately $17.6 million related to the impact of changes in foreign exchange rates, selling, general and administrative expenses increased $79.9 million, or 8%.

More detailed explanations of the changes for the years ended 2012 and 2011 are included in the applicable segment discussions contained herein.

Depreciation and amortization

Our depreciation and amortization increased $86.5 million, or 25%, during the year ended December 31, 2012 as compared to the prior year. The overall increase in depreciation and amortization was primarily due to increases in our Concerts and Artist Nation segments of $13.1 million and $65.3 million, respectively. During 2012, we recorded an impairment charge primarily related to client/vendor relationship intangible assets in the Artist Nation segment and revenue-generating contracts and client/vendor relationships in the Concerts segment. Excluding the decreases of approximately $2.4 million related to the impact of changes in foreign exchange rates, depreciation and amortization expense increased $88.9 million, or 26%.

Our depreciation and amortization increased $21.4 million, or 7%, during the year ended December 31, 2011 as compared to the prior year. The overall increase in depreciation and amortization was primarily due to increases in our Ticketing and Artist Nation segments of $19.1 million and $8.9 million, respectively, partially offset by a decrease in our Concerts segment of $6.7 million. During 2011, we recorded an impairment charge of $24.1 million related primarily to two amphitheaters, a music theater, a club and contract intangibles. Excluding the increases of approximately $3.4 million related to the impact of changes in foreign exchange rates, depreciation and amortization expense increased $18.0 million, or 6%.

Acquisition transaction expenses

Acquisition transaction expenses were $3.4 million, $8.1 million and $22.4 million during the years ended December 31, 2012, 2011 and 2010, respectively. All years include current year acquisition costs that vary based on the size and number of acquisitions in the year. In addition, 2011 and 2010 expenses also include ongoing litigation costs relating to the Merger along with changes in the fair value of acquisition-related contingent consideration. The 2010 acquisition transaction expenses are higher primarily due to costs associated with the completion of the Merger.

Interest expense

Interest expense increased $3.3 million, or 3%, for the year ended December 31, 2012 as compared to the prior year primarily due to additional term loan B borrowings under our senior secured credit facility and the costs related to the issuance in 2012 of the 7% senior notes and redemption of the 10.75% senior notes.

Interest expense increased $3.9 million, or 3%, for the year ended December 31, 2011 as compared to the prior year primarily due to higher debt balances from the debt obtained in the Merger for a full year.

Our debt balances and weighted average cost of debt, excluding unamortized debt discounts and premiums were $1.776 billion and 5.2%, respectively, at December 31, 2012, and $1.732 billion and 6.0%, respectively, at December 31, 2011.

Loss on extinguishment of debt

We recorded a loss on extinguishment of debt of $21.3 million for the year ended December 31, 2010, related to the replacement of our two senior secured credit facilities and the redemption of our redeemable preferred stock in May 2010 with a new senior secured credit facility that provides for $1.2 billion in total credit availability.

Other (income) expense, net

Other expense of $6.5 million for the year ended December 31, 2011 includes the impact of changes in foreign exchange rates of $5.1 million in 2011.

Other income of $4.2 million for the year ended December 31, 2010 includes the impact of changes in foreign exchange rates of $2.8 million in 2010.

Income taxes

Our 2012 effective tax rate of (22)% represented a net tax expense of $29.7 million on losses from continuing operations before tax of $132.2 million compared to our 2011 effective tax rate of 27% which represented a net tax benefit of $26.2 million on losses from continuing operations before tax of $96.6 million for the years ended December 31, 2012 and 2011, respectively. In 2012, income tax expense includes $19.5 million related to statutory expense for foreign entities, $3.9 million current tax expense for state and local income taxes, $4.0 million deferred state income tax primarily related to blended state rate changes and other tax expense of approximately $2.3 million. The net increase in 2012 tax expense as compared to 2011 is principally driven by the 2011 valuation allowance release of $39.5 million related to the 2011 federal tax consolidation of Front Line with the Company's other domestic operations.

Our effective tax rate for 2011 was 27% as compared to an effective tax rate of (8)% for 2010. The higher net tax benefit in 2011 as compared to 2010 is principally driven by higher tax benefits recognized in 2011 related to the 2011 federal tax consolidation of Front Line with the Company's other domestic operations.

Discontinued operations

For the year ended December 31, 2010, we reported $4.2 million of additional expense related to the 2009 sale of our U.K. theatrical business as a loss on disposal.

Net income attributable to noncontrolling interests

Net income attributable to noncontrolling interests decreased $11.3 million during the year ended December 31, 2012 as compared to the prior year primarily due to reduced operating results of various artist management businesses resulting from an impairment of a client/vendor relationship intangible.

Net income attributable to noncontrolling interests decreased $7.7 million during the year ended December 31, 2011 as compared to the prior year primarily due to reduced operating results for various entities, primarily internationally, along with the 2011 acquisitions of the remaining interests in Front Line and Vector partially offset by our acquisition of LN Ontario Concerts.

Concerts Results of Operations

Our Concerts segment operating results were, and discussions of significant variances are, as follows:

	Year Ended December 31,			% Change 2012 vs. 2011	% Change 2011 vs. 2010
(in thousands)	2012	2011	2010		
Revenue	$ 3,870,371	$ 3,506,188	$ 3,438,350	10%	2%
Direct operating expenses	3,274,951	2,946,410	2,910,334	11%	1%
Selling, general and administrative expenses	569,570	535,500	524,672	6%	2%
Depreciation and amortization	145,552	132,441	139,129	10%	(5)%
Gain on sale of operating assets	(453)	(880)	(4,848)	*	*
Acquisition transaction expenses	847	(2,286)	(2,424)	*	*
Operating loss	$ (120,096)	$ (104,997)	$ (128,513)	14%	(18)%
Operating margin	(3.1)%	(3.0)%	(3.7)%		
Adjusted operating income **	$ 31,364	$ 30,275	$ 15,366	4%	97%

* Percentages are not meaningful.

** AOI is a non-GAAP financial disclosure and is discussed in more detail and reconciled to operating income (loss) below.

Year Ended 2012 Compared to Year Ended 2011

Concerts revenue increased $364.2 million, or 10%, during the year ended December 31, 2012 as compared to the prior year partially resulting from strategic priorities to grow owned and/or operated amphitheater and European festival profitability, expand our portfolio of electronic dance music and other new festivals and expand into new geographic markets. Excluding the decrease of $80.2 million related to the impact of changes in foreign exchange rates, revenue increased $444.4 million, or 13%, partially due to incremental revenue of $95.0 million resulting from acquisitions, primarily from the April 2012 acquisition of Coppel and the May 2012 acquisition of Cream. In addition, revenue increased due to current activity from global tours, more shows and higher per show attendance at our North America owned and/or operated amphitheaters, third-party stadiums and theaters and clubs and increased festival activity resulting from new events and higher attendance.

Concerts direct operating expenses increased $328.5 million, or 11%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $70.1 million related to the impact of changes in foreign exchange rates, direct operating expenses increased $398.6 million, or 14%, partially due to incremental direct operating expenses of $91.7 million from acquisitions as noted above. In addition, we incurred higher global touring costs and higher expenses associated with the increased number of events and festival activity noted above. We also incurred $6.9 million higher advertising costs in 2012 for future events than we did in the prior year.

Concerts selling, general and administrative expenses increased $34.1 million, or 6%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $9.5 million related to the impact of changes in foreign exchange rates, selling, general and administrative expenses increased $43.6 million, or 8%, resulting primarily from incremental costs of $6.9 million from the acquisitions noted above and $12.4 million from expansion of our business in Asia and the opening of new venues, such as Ziggo Dome in the Netherlands. We also had higher legal defense costs from various cases and increased compensation costs related to improved performance and annual inflationary increases.

Concerts depreciation and amortization increased $13.1 million, or 10%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $1.1 million related to the impact of changes in foreign exchange rates, depreciation and amortization increased $14.2 million, or 11%, primarily due to higher amortization associated with the impairment of intangible assets for revenue-generating contracts and additional definite-lived intangible amortization expense associated with recent acquisitions.

Concerts acquisition expenses increased $3.1 million during the year ended December 31, 2012 as compared to the prior year primarily due to costs associated with the acquisitions noted above partially offset by 2011 reductions in the fair value of acquisition-related contingent consideration.

The increased operating loss for Concerts was primarily driven by higher costs incurred in 2012 for future events, increased compensation costs and higher amortization partially offset by the timing of global tours and the improved results of our owned and/or operated amphitheaters.

Year Ended 2011 Compared to Year Ended 2010

Concerts revenue increased $67.8 million, or 2%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $99.4 million related to the impact of changes in foreign exchange rates, revenue decreased $31.6 million, or 1%, primarily due to a decrease in events and attendance from our planned show reduction in amphitheaters and reduced global touring activity partially offset by increased shows and attendance in arenas and stadiums.

Concerts direct operating expenses increased $36.1 million, or 1%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $87.1 million related to the impact of changes in foreign exchange rates, direct operating expenses decreased $51.0 million, or 2%, primarily due to fewer amphitheater events and reduced global touring activity as noted above and the impairment of certain artist advances in 2010 partially offset by higher expenses associated with increased arena and stadium activity noted above and costs associated with investments in new festivals launched in 2011.

Concerts selling, general and administrative expenses increased $10.8 million, or 2%, during the year ended December 21, 2011 as compared to the prior year driven by an increase of $9.3 million related to the impact of changes in foreign exchange rates.

Concerts depreciation and amortization decreased $6.7 million, or 5%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $1.2 million related to the impact of changes in foreign exchange rates, depreciation and amortization decreased $7.9 million, or 6%, primarily due to an impairment charge of $31.2 million recorded in 2010 related to a club and a contract intangible compared to an impairment charge in 2011 of $24.1 million for two amphitheaters, a music theater, a club and contract intangibles.

Concerts gain on sale of operating assets was $0.9 million for the year ended December 31, 2011 as compared to $4.8 million for the prior year. The 2010 gain was driven by a $4.3 million gain on the sale of a music theater in Sweden and the final settlement received for the 2009 sale of a music theater in London.

The decreased operating loss for Concerts was primarily related to improved arena and stadium results and reduced artist costs partially offset by investments in new festivals and reduced results in certain other festivals.

Ticketing Results of Operations

Our Ticketing segment operating results were, and discussions of significant variances are, as follows:

(in thousands)	Year Ended December 31, 2012	2011	2010	% Change 2012 vs. 2011	% Change 2011 vs. 2010
Revenue	$ 1,374,049	$ 1,319,343	$ 1,089,340	4%	21%
Direct operating expenses	651,055	618,382	513,311	5%	20%
Selling, general and administrative expenses	434,310	428,364	362,416	1%	18%
Depreciation and amortization	165,947	158,071	139,007	5%	14%
Loss (gain) on sale of operating assets	(225)	(96)	5,186	*	*
Acquisition transaction expenses	153	1,314	780	*	*
Operating income	$ 122,809	$ 113,308	$ 68,640	8%	65%
Operating margin	8.9%	8.6%	6.3%		
Adjusted operating income **	$ 294,625	$ 279,045	$ 234,053	6%	19%

* Percentages are not meaningful.

** AOI is a non-GAAP financial disclosure and is discussed in more detail and reconciled to operating income (loss) below.

Year Ended 2012 Compared to Year Ended 2011

Ticketing revenue increased $54.7 million, or 4%, during the year ended December 31, 2012 as compared to the prior year partially resulting from strategic priorities such as focusing on strong client renewals supported by the launch of new products, leveraging value-added client services and extending our mobile platforms, as well as growing our secondary, or resale, ticket sales. Excluding the decrease of $14.8 million related to the impact of changes in foreign exchange rates, revenue increased $69.5 million, or 5%, primarily due to higher primary ticket sales for concert and sporting events and fees for the 2012 Olympics, increased resale volume and $8.7 million in incremental revenue resulting from the acquisitions of TGLP in January 2011 and Serviticket in April 2011. These increases were partially offset by a reduction in primary and resale ticket sales associated with the National Hockey League strike in 2012.

Ticketing direct operating expenses increased $32.7 million, or 5%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $6.3 million related to the impact of changes in foreign exchange rates, direct operating expenses increased $39.0 million, or 6%, primarily due to additional costs associated with the increase in ticket sales noted above and incremental direct operating expenses of $3.8 million resulting from the acquisitions noted above.

Ticketing selling, general and administrative expenses increased $5.9 million, or 1%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $5.4 million related to the impact of changes in foreign exchange rates, selling, general and administrative expenses increased $11.3 million, or 3%, primarily due to increased headcount and other expenses associated with the investment in our technology platform and incremental costs of $7.2 million related to the acquisitions noted above and BigChampagne in December 2011. These increases were partially offset by an accrual in the third quarter of 2011 related to a legal settlement.

Ticketing depreciation and amortization increased $7.9 million, or 5%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $1.3 million related to the impact of changes in foreign exchange rates, depreciation and amortization increased $9.2 million, or 6%, primarily due to increased amortization related to non-recoupable venue contract advances and higher depreciation from our investment in our technology platform.

The increase in operating income for Ticketing was primarily due to improved primary ticket sales and resale volume partially offset by costs associated with our investment to enhance our ticketing platform.

Year Ended 2011 Compared to Year Ended 2010

Ticketing revenue increased $230.0 million, or 21%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $25.1 million related to the impact of changes in foreign exchange rates, revenue increased $204.9 million, or 19%, primarily due to incremental revenue of $137.4 million resulting from the timing of our Merger and the acquisitions of Ticketnet, TGLP and Serviticket. In addition, we had increased upsell revenue and ticket sales internationally, primarily in Germany, Australia, Turkey and Sweden, fees related to ticketing services for the 2012 London Olympics, higher resale volume and the transition of the artist-related online business from the Artist Nation segment in 2011. Partially offsetting these increases was a reduction in fees due to the full year impact of the change to the contract with AEG, which was a requirement of the DOJ approval of the Merger, and a reduction of $3.7 million relating to our divestiture of Paciolan in 2010.

Ticketing direct operating expenses increased $105.1 million, or 20%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $12.1 million related to the impact of changes in foreign exchange rates, direct operating expenses increased $93.0 million, or 18%, primarily due to incremental direct operating expenses of $62.0 million resulting from the timing of our Merger and the acquisitions noted above. We also had increased costs associated with the higher ticket sales internationally and the transition of the artist-related online business noted above, partially offset by lower domestic direct costs and a reduction of $1.7 million relating to our Paciolan divestiture.

Ticketing selling, general and administrative expenses increased $65.9 million, or 18%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $7.7 million related to the impact of changes in foreign exchange rates, selling, general and administrative expenses increased $58.2 million, or 16%, primarily due to incremental expenses of $39.9 million resulting from the timing of our Merger and the acquisitions noted above. We also increased operating costs related to our technology platform as we began the first year of development during 2011 and also transitioned the artist-related online business as noted above. Partially offsetting these increases were lower litigation settlement accruals and a reduction of $1.1 million relating to our Paciolan divestiture.

Ticketing depreciation and amortization increased $19.1 million, or 14%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $2.2 million related to the impact of changes in foreign exchange rates, depreciation and amortization increased $16.9 million, or 12%, primarily due to incremental depreciation and amortization of $11.6 million resulting from the timing of our Merger and the acquisitions noted above along with increased amortization resulting from the addition of technology definite-lived intangible assets from our Merger.

Ticketing gain on sale of operating assets was $0.1 million for the year ended December 31, 2011 as compared to a loss on sale of operating assets of $5.2 million for the prior year primarily due to the sale of Paciolan in March 2010.

The increase in operating income for Ticketing was primarily due to the impact from the Merger and other acquisitions, higher ticket sales, upsell revenue and earnings from the 2012 Olympics, partially offset by investments in our technology platform.

Artist Nation Results of Operations

Our Artist Nation segment operating results were, and discussions of significant variances are, as follows:

	Year Ended December 31,			% Change	% Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
(in thousands)					
Revenue	$ 399,940	$ 393,129	$ 362,159	2%	9%
Direct operating expenses	263,896	260,884	233,016	1%	12%
Selling, general and administrative expenses	99,786	113,199	93,995	(12)%	20%
Depreciation and amortization	115,696	50,412	41,520	*	21%
Loss (gain) on sale of operating assets	(42)	1,264	20	*	*
Acquisition transaction expenses	1,163	(7,758)	6,277	*	*
Operating loss	$ (80,559)	$ (24,872)	$ (12,669)	*	96%
Operating margin	(20.1)%	(6.3)%	(3.5)%		
Adjusted operating income **	$ 38,134	$ 47,178	$ 46,553	(19)%	1%

* Percentages are not meaningful.

** AOI is a non-GAAP financial disclosure and is discussed in more detail and reconciled to operating income (loss) below.

Year Ended 2012 Compared to Year Ended 2011

Artist Nation revenue increased $6.8 million, or 2%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $0.3 million related to the impact of changes in foreign exchange rates, revenue increased $7.1 million, or 2%, primarily due to increased sales of premium ticket packages and incremental revenue of $9.5 million resulting from the acquisition of T-Shirt Printers in October 2011. These increases were partially offset by reduced tour merchandise sales and the transition of the online fan club activity to the Ticketing segment in 2011.

Artist Nation direct operating expenses increased $3.0 million, or 1%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $0.4 million related to the impact of changes in foreign exchange rates, direct operating expenses increased $3.4 million, or 1%, primarily due to increased cost for premium ticket packages and incremental direct operating expenses of $8.4 million resulting from the acquisition noted above. These increases were partially offset by lower costs for tour merchandise due to reduced sales and the transition of the online fan club activity noted above.

Artist Nation selling, general and administrative expenses decreased $13.4 million, or 12%, during the year ended December 31, 2012 as compared to the prior year primarily due to $24.4 million of stock-based compensation expense recorded in the first quarter of 2011 related to the acquisition of the remaining interests in Front Line partially offset by incremental costs related to Irving Azoff leaving of $5.5 million and $1.9 million resulting from the acquisition above along with higher compensation-related costs related to the management business.

Artist Nation depreciation and amortization increased $65.3 million, or 130%, during the year ended December 31, 2012 as compared to the prior year primarily due to an impairment charge of $62.7 million related to certain client/vendor relationship intangibles in the management business based on current expectations related to future cash flows on this business.

Artist Nation loss on sale of operating assets decreased $1.3 million during the year ended December 31, 2012 as compared to the prior year primarily due to the sale of an artist management company in January 2011.

Artist Nation acquisition transaction expenses increased $10.0 million for the year ended December 31, 2012 as compared to the prior year primarily due to reductions in 2011 in the fair value of acquisition-related contingent consideration.

The increased operating loss for Artist Nation was driven by the impairment of certain client/vendor relationship intangibles in 2012 partially offset by lower stock-based compensation expense from the 2011 acquisitions of the remainder of Front Line.

Year Ended 2011 Compared to Year Ended 2010

Artist Nation revenue increased $31.0 million, or 9%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $2.1 million related to the impact of changes in foreign exchange rates, revenue increased $28.9 million, or 8%, primarily due to incremental revenue of $20.4 million resulting from the timing of our Merger, the 2011 acquisition of T-Shirt Printers and the 2010 acquisition of Sports Marketing and Entertainment, Inc. In addition, we generated higher management commissions and increased sales of premium ticket packages and merchandise.

Artist Nation direct operating expenses increased $27.9 million, or 12%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $2.0 million related to the impact of changes in foreign exchange rates, direct operating expenses increased $25.9 million, or 11%, primarily due to incremental direct operating expenses of $16.0 million resulting from the timing of our Merger and the acquisitions noted above as well as higher costs associated with premium ticket packages and merchandise sales.

Artist Nation selling, general and administrative expenses increased $19.2 million, or 20%, during the year ended December 31, 2011 as compared to the prior year primarily due to incremental stock-based compensation expense of $24.4 million related to the first quarter 2011 acquisition of the remaining interests in Front Line along with incremental selling, general and administrative expenses of $5.2 million resulting from the timing of our Merger and the acquisitions noted above. Partially offsetting these increases were declines in selling, general and administrative expenses resulting from the transition of the artist-related online businesses to Ticketing.

Artist Nation depreciation and amortization increased $8.9 million, or 21%, during the year ended December 31, 2011 as compared to the prior year primarily due to incremental amortization of definite-lived intangible assets resulting from our Merger and other acquisitions and the acceleration of amortization for a trade name being phased out.

Artist Nation loss on sale of operating assets of $1.3 million during the year ended December 31, 2011 is primarily due to the sale of an artist management company in January 2011.

Artist Nation acquisition transaction expenses decreased by $14.0 million for the year ended December 31, 2011 as compared to the prior year primarily due to decreases in the fair values of acquisition-related contingent consideration in 2011 relating to the timing of key artists tours as compared to 2010 increases in the fair value of acquisition-related contingent consideration relating to improved projections for several artist management businesses.

The increased operating loss for Artist Nation was driven by incremental stock-based compensation expense related to the acquisition of the remaining interests in Front Line.

Sponsorship & Advertising Results of Operations

Our Sponsorship & Advertising segment operating results were, and discussions of significant variances are, as follows:

	Year Ended December 31,			% Change 2012 vs. 2011	% Change 2011 vs. 2010
	2012	2011	2010		
(in thousands)					
Revenue	$ 247,921	$ 230,791	$ 200,146	7%	15%
Direct operating expenses	34,738	33,682	28,512	3%	18%
Selling, general and administrative expenses	38,198	32,787	30,707	17%	7%
Depreciation and amortization	1,187	483	255	*	89%
Loss on sale of operating assets	-	-	6	*	*
Operating income	$ 173,798	$ 163,839	$ 140,666	6%	16%
Operating margin	70.1%	71.0%	70.3%		
Adjusted operating income **	$ 175,619	$ 165,081	$ 141,537	6%	17%

* Percentages are not meaningful.
** AOI is a non-GAAP financial disclosure and is discussed in more detail and reconciled to operating income (loss) below.

Year Ended 2012 Compared to Year Ended 2011

Sponsorship & Advertising revenue increased $17.1 million, or 7%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $5.0 million related to the impact of changes in foreign exchange rates, revenue increased $22.1 million, or 10%, resulting primarily from expansion of existing and new sponsorship agreements, online advertising growth and higher festival sponsorships driven by increased international festival activity.

Sponsorship & Advertising direct operating expense increased $1.1 million, or 3%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $0.6 million related to the impact of changes in foreign exchange rates, direct operating expenses increased $1.7 million, or 5%, primarily driven by higher costs associated with the increase in revenue.

Sponsorship & Advertising selling, general and administrative expenses increased $5.4 million, or 17%, during the year ended December 31, 2012 as compared to the prior year. Excluding the decrease of $0.2 million related to the impact of changes in foreign exchange rates, selling, general and administrative expenses increased $5.6 million, or 17%, primarily related to increased headcount and compensation costs to drive higher digital and sponsorship sales.

The increased operating income was primarily due to higher sponsorship and online advertising activity, including increased international festival sponsorships, partially offset by increased headcount expenses to sell and manage the higher revenue.

Year Ended 2011 Compared to Year Ended 2010

Sponsorship & Advertising revenue increased $30.6 million, or 15%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $4.9 million related to the impact of changes in foreign exchange rates, revenue increased $25.7 million, or 13%, primarily due to new sponsorship relationships, renewal or expansion of existing arrangements, increased online advertising and expansion of our sponsorship operations to additional countries.

Sponsorship & Advertising direct operating expense increased $5.2 million, or 18%, during the year ended December 31, 2011 as compared to the prior year. Excluding the increase of $1.0 million related to the impact of changes in foreign exchange rates, direct operating expenses increased $4.2 million, or 15%, primarily driven by higher fulfillment costs related to the increased revenue.

The increased operating income was primarily due to new sponsor and advertising relationships and higher international festival sponsorships.

Reconciliation of Segment Adjusted Operating Income (Loss)

AOI is a non-GAAP financial measure that we define as operating income (loss) before acquisition expenses (including transaction costs, changes in the fair value of accrued acquisition-related contingent consideration arrangements, Merger bonuses, payments under the Azoff Trust note and acquisition-related severance), depreciation and amortization (including goodwill impairment), loss (gain) on sale of operating assets and non-cash and certain stock-based compensation expense (including expense associated with grants of certain stock-based awards which were classified as liabilities). We use AOI to evaluate the performance of our operating segments. We believe that information about AOI assists investors by allowing them to evaluate changes in the operating results of our portfolio of businesses separate from non-operational factors that affect net income, thus providing insights into both operations and the other factors that affect reported results. AOI is not calculated or presented in accordance with GAAP. A limitation of the use of AOI as a performance measure is that it does not reflect the periodic costs of certain amortizing assets used in generating revenue in our business. Accordingly, AOI should be considered in addition to, and not as a substitute for, operating income (loss), net income (loss), and other measures of financial performance reported in accordance with GAAP. Furthermore, this measure may vary among other companies; thus, AOI as presented herein may not be comparable to similarly titled measures of other companies.

The following table sets forth the computation of adjusted operating income (loss):

	Adjusted operating income (loss)	Non-cash and stock-based compensation expense	Loss (gain) on sale of operating assets	Depreciation and amortization	Acquisition expenses	Operating income (loss)
			(in thousands)			
2012						
Concerts	$ 31,364	$ 5,514	$ (453)	$ 145,552	$ 847	$ (120,096)
Ticketing	294,625	6,273	(225)	165,947	(179)	122,809
Artist Nation	38,134	1,876	(42)	115,696	1,163	(80,559)
Sponsorship & Advertising	175,619	634	-	1,187	-	173,798
Other and Eliminations	(1,639)	-	206	(1,654)	-	(191)
Corporate	(78,965)	22,766	-	2,829	12,840	(117,400)
Total	$ 459,138	$ 37,063	$ (514)	$ 429,557	$ 14,671	$ (21,639)
2011						
Concerts	$ 30,275	$ 5,995	$ (880)	$ 132,441	$ (2,284)	$ (104,997)
Ticketing	279,045	5,607	(96)	158,071	2,155	113,308
Artist Nation	47,178	28,132	1,264	50,412	(7,758)	(24,872)
Sponsorship & Advertising	165,081	763	-	483	(4)	163,839
Other and Eliminations	2,298	-	689	(855)	-	2,464
Corporate	(85,972)	20,148	1	2,466	22,818	(131,405)
Total	$ 437,905	$ 60,645	$ 978	$ 343,018	$ 14,927	$ 18,337
2010						
Concerts	$ 15,366	$ 11,603	$ (4,848)	$ 139,129	$ (2,005)	$ (128,513)
Ticketing	234,053	12,241	5,186	139,007	8,979	68,640
Artist Nation	46,553	10,205	20	41,520	7,477	(12,669)
Sponsorship & Advertising	141,537	459	6	255	151	140,666
Other and Eliminations	(250)	-	6	(511)	-	255
Corporate	(74,444)	27,099	4	2,266	28,266	(132,079)
Total	$ 362,815	$ 61,607	$ 374	$ 321,666	$ 42,868	$ (63,700)

Liquidity and Capital Resources

Our working capital requirements and capital for our general corporate purposes, including acquisitions and capital expenditures, are funded from operations or from borrowings under our senior secured credit facility described below. Our cash is centrally managed on a worldwide basis. Our primary short-term liquidity needs are to fund general working capital requirements, capital expenditures and debt service requirements while our long-term liquidity needs are primarily related to acquisitions and debt repayment. Our primary sources of funds for our short-term liquidity needs will be cash flows from operations and borrowings under our senior secured credit facility, while our long-term sources of funds will be from cash flows from operations, long-term bank borrowings and other debt or equity financing.

Our balance sheets reflect cash and cash equivalents of $1.0 billion at December 31, 2012 and $844.3 million at December 31, 2011. Included in the December 31, 2012 and 2011 cash and cash equivalents balance is $441.6 million and $373.9 million, respectively, of funds representing amounts equal to the face value of tickets sold on behalf of clients and the clients' share of convenience and order processing charges, or client funds. We do not utilize client funds for our own financing or investing activities as the amounts are payable to clients. Our foreign subsidiaries hold approximately $473.5 million in cash and cash equivalents, excluding client cash. We do not intend to repatriate these funds, but would need to accrue and pay United States federal and state income taxes on any future repatriations, net of applicable foreign tax credits. We may from time to time enter into borrowings under our revolving credit facility. If the original maturity of these borrowings is ninety days or less, we present the borrowings and subsequent repayments on a net basis on the statement of cash flows to better represent our financing activities. Our balance sheets reflect current and long-term debt of $1.7 billion at December 31, 2012 and $1.7 billion at December 31, 2011. Our weighted-average cost of debt, excluding the debt discounts on our term loan and convertible notes, was 5.2% at December 31, 2012.

Our cash and cash equivalents are held in accounts managed by third-party financial institutions and consist of cash in our operating accounts and invested cash. Cash held in interest-bearing operating accounts in many cases exceeds the Federal Deposit Insurance corporation insurance limits. The invested cash is in interest-bearing funds consisting primarily of bank deposits and money market funds. While we monitor cash and cash equivalent balances in our operating accounts on a regular basis and adjust the balances as appropriate, these balances could be impacted if the underlying financial institutions fail. To date, we have experienced no loss or lack of access to our cash and cash equivalents; however, we can provide no assurances that access to our cash and cash equivalents will not be impacted by adverse conditions in the financial markets.

For our Concerts segment, we generally receive cash related to ticket revenue at our owned and/or operated venues in advance of the event, which is recorded in deferred revenue until the event occurs. With the exception of some upfront costs and artist deposits, which are recorded in prepaid expenses until the event occurs, we pay the majority of event-related expenses at or after the event.

We view our available cash as cash and cash equivalents, less ticketing-related client funds, less event-related deferred revenue, less accrued expenses due to artists and for cash collected on behalf of others for ticket sales, plus event-related prepaids. This is essentially our cash available to, among other things, repay debt balances, make acquisitions and finance capital expenditures.

Our intra-year cash fluctuations are impacted by the seasonality of our various businesses. Examples of seasonal effects include our Concerts and Artist Nation segments, which report the majority of their revenue in the second and third quarters. Cash inflows and outflows depend on the timing of event-related payments but the majority of the inflows generally occur prior to the event. See "—Seasonality" below. We believe that we have sufficient financial flexibility to fund these fluctuations and to access the global capital markets on satisfactory terms and in adequate amounts, although there can be no assurance that this will be the case, and capital could be less accessible and/or more costly given current economic conditions. We expect cash flow from operations and borrowings under our senior secured credit facility, along with other financing alternatives, to satisfy working capital, capital expenditures and debt service requirements for at least the succeeding year.

We may need to incur additional debt or issue equity to make other strategic acquisitions or investments. There can be no assurance that such financing will be available to us on acceptable terms or at all. We may make significant acquisitions in the near term, subject to limitations imposed by our financing documents and market conditions.

The lenders under our revolving loans and counterparties to our interest rate hedge agreements consist of banks and other third-party financial institutions. While we currently have no indications or expectations that such lenders and counterparties will be unable to fund their commitments as required, we can provide no assurances that future funding availability will not be impacted by adverse conditions in the financial markets. Should an individual lender default on its obligations, the remaining lenders would not be required to fund the shortfall, resulting in a reduction in the total amount available to us for future borrowings, but would remain obligated to fund their own commitments. Should any counterparty to our interest rate hedge agreements default on its obligations, we could experience higher interest rate volatility during the period of any such default.

Sources of Cash

Liberty Media Subscription Agreement

In February 2011, we entered into a subscription agreement with Liberty Media. Pursuant to the subscription agreement, in February and June 2011, we sold to Liberty Media 1.8 million and 5.5 million shares, respectively, of our common stock for cash consideration of $18.8 million and $57.7 million, respectively.

May 2010 Senior Secured Credit Facility

In August 2012, we exercised a right, under the terms of our senior secured credit facility, to increase the term loan B borrowings by $100 million and entered into an Incremental Term Loan Joinder Agreement.

At December 31, 2012 our senior secured credit facility consists of (i) a $100 million term loan A with a maturity of five and one-half years, (ii) a $900 million term loan B with a maturity of six and one-half years and (iii) a $300 million revolving credit facility with a maturity of five years. In addition, subject to certain conditions, we have the right to increase such term loan facilities by up to $200 million in the aggregate. The five-year revolving credit facility provides for borrowings up to the amount of the facility with sublimits of up to (i) $150 million to be available for the issuance of letters of credit, (ii) $50 million to be available for swingline loans and (iii) $100 million to be available for borrowings in foreign currencies. The senior secured credit facility is secured by a first priority lien on substantially all of our domestic wholly-owned subsidiaries and on 65% of the capital stock of our wholly-owned foreign subsidiaries.

The interest rates per annum applicable to loans under the senior secured credit facility are, at our option, equal to either LIBOR plus 3.25% or a base rate plus 2.25%, subject to stepdowns based on our leverage ratio. The interest rate for the term loan B is subject to a LIBOR floor of 1.5% and a base rate floor of 2.5%. We are required to pay a commitment fee of 0.5% per year on the undrawn portion available under the revolving credit facility and variable fees on outstanding letters of credit.

For the term loan A, we are required to make quarterly payments ranging from $1.25 million to $10 million with the balance due at maturity in November 2015. For the term loan B, we are required to make quarterly payments of $2.25 million with the balance due at maturity in November 2016. We are also required to make mandatory prepayments of the loans under the credit agreement, subject to specified exceptions, from excess cash flow, and with the proceeds of asset sales, debt issuances and specified other events.

On June 29, 2012, we entered into Amendment No. 1 to our senior secured credit agreement to, among other things, (i) modify the definition of Consolidated EBITDA to increase our allowance for restructuring, nonrecurring or other unusual loss or expense, (ii) modify the Consolidated Total Leverage Ratio and (iii) modify the definition of Applicable Percentage for purposes of Revolving Loans, Swingline Loans, B/A Drawings, Letter of Credit Fees, Term A Loans and Term B Loans (as defined in the credit agreement) in the event that our Consolidated Total Leverage Ratio equals or exceeds 4.0x.

During the year ended December 31, 2012, we made principal payments totaling $18.5 million on these term loans. At December 31, 2012, the outstanding balances on the term loans, net of discount were $939.9 million. There were no borrowings under the revolving credit facility as of December 31, 2012. Based on our letters of credit of $63.9 million, $236.1 million was available for future borrowings.

7% Senior Notes

In August 2012, we issued $225 million of 7% senior notes due 2020. Interest on the notes is payable semi-annually in cash in arrears on March 1 and September 1 of each year, beginning on March 1, 2013, and the notes will mature on September 1, 2020. We may redeem some or all of the notes at any time prior to September 1, 2016 at a price equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest to the date of redemption, plus a 'make-whole' premium using a discount rate equal to the Treasury Rate plus 50 basis points. We may also redeem up to 35% of the notes from the proceeds of certain equity offerings prior to September 1, 2015, at a price equal to 107% of the principal amount, plus any accrued and unpaid interest. In addition, on or after September 1, 2016, we may redeem at our option some or all of the notes at redemption prices that start at 103.5% of their principal amount, plus any accrued and unpaid interest to the date of redemption. We must make an offer to redeem the notes at 101% of the aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if we experience certain defined changes of control. At December 31, 2012, the outstanding balance on the 7% senior notes was $225.0 million.

Borrowings under the 7% senior notes, along with the $100 million incremental term loan B, were primarily used to repay borrowings under the 10.75% senior notes, pay related fees and expenses and for general corporate purposes.

8.125% Senior Notes

In May 2010, we issued $250 million of 8.125% senior notes due 2018. Interest on the notes is payable semi-annually in cash in arrears on May 15 and November 15 of each year, beginning on November 15, 2010, and the notes will mature on May 15, 2018. We may redeem some or all of the notes at any time prior to May 15, 2014 at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption, plus a 'make-whole' premium using a discount rate equal to the Treasury Rate plus 50 basis points. We may also redeem up to 35% of the notes from the proceeds of certain equity offerings prior to May 15, 2013, at a price equal to 108.125% of the principal amount, plus any accrued and unpaid interest. In addition, on or after May 15, 2014, we may redeem some or all of the notes at any time at redemption prices that start at 104.063% of the principal amount. We must also offer to redeem the notes at 101% of the aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if we experience certain kinds of changes of control. Borrowings on the 8.125% senior notes were primarily used to partially repay the borrowings under our and Ticketmaster's then existing credit facilities. At December 31, 2012, the outstanding balance on the 8.125% senior notes was $250.0 million.

Other Debt

In June 2012, we entered into an additional debt agreement, where we borrowed $34.2 million of floating rate debt, primarily to fund our operations in Australia.

Debt Covenants

Our senior secured credit facility contains a number of covenants and restrictions that, among other things, require us to satisfy certain financial covenants and restrict our and our subsidiaries' ability to incur additional debt, make certain investments and acquisitions, repurchase our stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of our business, enter into sale-leaseback transactions, transfer and sell material assets, merge or consolidate, and pay dividends and make distributions (with the exception of subsidiary dividends or distributions to the parent company or other subsidiaries on at least a pro-rata basis with any noncontrolling interest partners). Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the credit facility becoming immediately due and payable. The senior secured credit facility agreement has two covenants measured quarterly that relate to total leverage and interest coverage. The consolidated total leverage covenant requires us to maintain a ratio of consolidated total debt to consolidated EBITDA (both as defined in the credit agreement) of 4.5x over the trailing four consecutive quarters through December 2013. The total leverage ratio will reduce to 4.25x on March 31, 2014, 4.0x on March 31, 2015 and 3.75x on March 31, 2016. The consolidated interest coverage covenant requires us to maintain a minimum ratio of consolidated EBITDA to consolidated interest expense (both as defined in the credit agreement) of 3.0x over the trailing four consecutive quarters.

The indentures governing our 7% senior notes and the 8.125% senior notes contain covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to incur certain additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of restricted subsidiaries to make payments to us; merge, consolidate or sell all of our assets; create certain liens; and engage in transactions with affiliates on terms that are not arm's length. Certain covenants, including those pertaining to incurrence of indebtedness, restricted payments, asset sales, mergers and transactions with affiliates will be suspended during any period in which the notes are rated investment grade by both rating agencies and no default or event of default under the indentures has occurred and is continuing. The 7% senior notes and the 8.125% senior notes each contain two incurrence-based financial covenants, as defined, requiring a minimum fixed charge coverage ratio of 2.0 to 1.0 and a maximum secured indebtedness leverage ratio of 2.75 to 1.0.

Some of our other subsidiary indebtedness includes restrictions on entering into various transactions, such as acquisitions and disposals, and prohibits payment of ordinary dividends. They also have financial covenants including minimum consolidated EBITDA to consolidated net interest payable, minimum consolidated cash flow to consolidated debt service and maximum consolidated debt to consolidated EBITDA, all as defined in the applicable debt agreements.

As of December 31, 2012, we believe we were in compliance with all of our debt covenants. We expect to remain in compliance with all of our debt covenants throughout 2013.

Disposal of Assets

During the year ended December 31, 2012, we received $8.3 million of proceeds primarily related to the sale of an amphitheater in Ohio. During the year ended December 31, 2011, we received $7.4 million of proceeds primarily related to the sale of an amphitheater in Texas and a payment received in the first quarter of 2011 relating to the 2010 sale of a music theater in Sweden. During the year ended December 31, 2010, we received $35.8 million of proceeds primarily related to the sale of Paciolan and a music theater in Sweden.

Uses of Cash

Acquisitions

When we make acquisitions, the acquired entity may have cash on its balance sheet at the time of acquisition. All amounts discussed in this section are presented net of any cash acquired. During 2012, we used $75.6 million in cash primarily for acquisitions in our Concerts segment of Coppel in April 2012 and Cream in May 2012.

During 2011, we used $39.5 million in cash primarily for the acquisitions in our Artist Nation segment of interests in four artist management companies in the United Kingdom and the United States, the April 2011 acquisition in our Ticketing segment of Serviticket and the December 2011 acquisition of BigChampagne, the October 2011 acquisition in our Artist Nation segment of T-Shirt Printers and the December 2011 acquisition in our Concerts segment of LN-HS Concerts.

During 2010, our cash increased by $491.5 million from acquisitions in our Concerts, Ticketing, Artist Nation and Sponsorship & Advertising segments, primarily related to Ticketmaster cash on hand at the time of the Merger partially offset by our acquisition of Ticketnet, a ticketing company in France.

Purchases of Intangibles

In 2012, we used $14.6 million in cash primarily related to the acquisition of the rights to a festival in Europe.

In 2011 and 2010, we used $2.6 million and $1.8 million, respectively, in cash primarily related to a naming rights agreement for a festival in Europe.

Capital Expenditures

Venue and ticketing operations are capital intensive businesses, requiring continual investment in our existing venues and ticketing system to address audience and artist expectations, technological industry advances and various federal, state and/or local regulations.

We categorize capital outlays between maintenance capital expenditures and revenue generating capital expenditures. Maintenance capital expenditures are associated with the renewal and improvement of existing venues and technology systems, web development and administrative offices. Revenue generating capital expenditures generally relate to the construction of new venues or major renovations to existing buildings or buildings that are being added to our venue network or the development of new online or ticketing tools or technology enhancements. Revenue generating capital expenditures can also include smaller projects whose purpose is to add revenue and/or improve operating income. Capital expenditures typically increase during periods when venues are not in operation since that is the time that such improvements can be completed.

Our capital expenditures, including accruals but excluding expenditures funded by outside parties such as landlords or replacements funded by insurance companies, consisted of the following:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Maintenance capital expenditures	$ 62,962	$ 64,351	$ 47,471
Revenue generating capital expenditures	60,255	47,693	26,367
Total capital expenditures	$ 123,217	$ 112,044	$ 73,838

Maintenance capital expenditures for 2012 decreased from the prior year primarily due to a reduction in venue-related projects and office renovations or relocations.

Revenue generating capital expenditures for 2012 increased from the prior year primarily related to our investment in technology and renovation and development of various venues.

Maintenance capital expenditures for 2011 increased from the prior year primarily due to expenditures relating to the integration of our financial systems and offices as a result of the Merger along with higher maintenance expenditures related to venues, ticketing technology and client ticketing equipment.

Revenue generating capital expenditures for 2011 increased from the prior year primarily related to the re-platforming of our ticketing system and website enhancements.

We currently expect capital expenditures to be approximately $120.0 million for the year ending December 31, 2013.

Contractual Obligations and Commitments

Firm Commitments

In addition to the scheduled maturities on our debt, we have future cash obligations under various types of contracts. We lease office space, certain equipment and many of the venues used in our concert operations under long-term operating leases. Some of our lease agreements contain renewal options and annual rental escalation clauses (generally tied to the consumer price index), as well as provisions for our payment of utilities and maintenance. We also have minimum payments associated with non-cancelable contracts related to our operations such as artist guarantee contracts. As part of our ongoing capital projects, we will enter into construction-related commitments for future capital expenditure work. The scheduled maturities discussed below represent contractual obligations as of December 31, 2012 and thus do not represent all expected expenditures for those periods.

The scheduled maturities of our outstanding long-term debt, future minimum rental commitments under non-cancelable lease agreements, minimum payments under other non-cancelable contracts and capital expenditure commitments as of December 31, 2012 are as follows:

	Payments Due by Period				
	Total	2013	2014-2015	2016-2017	2018 and thereafter
			(in thousands)		
Long-term debt obligations, including current maturities:					
Term loans and revolving credit facility	$ 955,000	$ 22,750	$ 81,750	$ 850,500	$ -
7% senior notes	225,000	-	-	-	225,000
8.125% senior notes	250,000	-	-	-	250,000
2.875% convertible senior notes (1)	220,000	-	220,000	-	-
Other long-term debt	125,660	39,300	42,268	26,180	17,912
Estimated interest payments (2)	424,854	92,245	166,182	108,249	58,178
Non-cancelable operating leases (3)	1,964,796	118,892	223,994	205,933	1,415,977
Non-cancelable contracts (3)	1,123,025	728,504	256,407	118,485	19,629
Capital expenditures	3,575	3,225	50	50	250
Contingent consideration	6,718	2,538	4,180	-	-
Total	$ 5,298,628	$ 1,007,454	$ 994,831	$ 1,309,397	$ 1,986,946

(1) July 15, 2014 represents the earliest redemption date for the holders of the 2.875% convertible senior notes.

(2) Includes interest on the 2.875% convertible senior notes through July 2014. Does not include interest on the revolving credit facility as the balance was zero as of December 31, 2012.

(3) Commitment amounts for non-cancelable operating leases and non-cancelable contracts which stipulate an increase in the commitment amount based on an inflationary index have been estimated using an inflation factor of 2.5% for North America, 3.1% for the United Kingdom and 2.1% for the Netherlands.

During 2006, in connection with our acquisition of the Historic Theatre Group, we guaranteed obligations related to a lease agreement. In the event of default, we could be liable for obligations which have future lease payments (undiscounted) of approximately $23.1 million through the end of 2035 which are not reflected in the table above. The scheduled future minimum rentals for this lease for the years 2013 through 2017 are $1.6 million each year. The venues under the lease agreement were included in the sale of our North American theatrical business. The buyer assumed our obligations under the guaranty, however we remain contingently liable to the lessor. We believe that the likelihood of a material liability being triggered under this lease is remote, and no liability has been accrued for these contingent lease obligations as of December 31, 2012.

Aggregate minimum rentals of $87.3 million to be received in years 2013 through 2020 under non-cancelable subleases are excluded from the commitment amounts in the above table.

Guarantees of Third-Party Obligations

As of December 31, 2012 and 2011, we guaranteed the debt of third parties of approximately $12.7 million and $13.1 million for each of the respective periods, primarily related to maximum credit limits on employee and tour-related credit cards and obligations under a venue management agreement.

Cash Flows

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Cash provided by (used in):			
Operating activities	$ 367,098	$ 135,705	$ 158,518
Investing activities	$ (203,791)	$ (152,017)	$ 452,987
Financing activities	$ (19,891)	$ (44,379)	$ 49,086

Operating Activities

Year Ended 2012 Compared to Year Ended 2011

Cash provided by operating activities was $367.1 million for the year ended December 31, 2012, compared to $135.7 million for the year ended December 31, 2011. The $231.4 million increase in cash provided by operating activities resulted primarily from net changes in the event-related operating accounts which are dependent on the timing of ticket sales along with the size and number of events for upcoming periods. During 2012, we sold more tickets for future events than we did in 2011 which increased deferred revenue, partially offset by higher payments of prepaid event-related expenses for those future events. In addition, we collected more accounts receivable, had lower long-term artist-related payments and paid less accrued event-related expenses as compared to the same period in the prior year. Also contributing to the increase in cash provided by operating activities was $22.2 million in payments made in 2011 related to the acquisition of certain remaining equity interests in Front Line that were classified as liabilities.

Year Ended 2011 Compared to Year Ended 2010

Cash provided by operating activities was $135.7 million for the year ended December 31, 2011, compared to $158.5 million for the year ended December 31, 2010. The $22.8 million decrease in cash provided by operating activities resulted primarily from the net changes in the operating balance sheet accounts largely offset by the increase in the cash-related portion of net income. In 2011, we received less deferred revenue and increased accounts receivable and other assets partially offset by lower prepaid expenses as compared to the prior year. Also contributing to the decrease in cash provided by operating activities was $22.2 million in payments made in 2011 related to the acquisition of certain remaining equity interests in Front Line that were classified as liabilities.

Investing Activities

Year Ended 2012 Compared to Year Ended 2011

Cash used in investing activities was $203.8 million for the year ended December 31, 2012, compared to $152.0 million for the year ended December 31, 2011. The $51.8 million increase in cash used in investing activities is primarily due to higher payments for acquisitions, purchases of property, plant and equipment, primarily related to technology, and intangible assets partially offset by lower payments for investments made in nonconsolidated affiliates. See "—Uses of Cash" above for further discussion.

Year Ended 2011 Compared to Year Ended 2010

Cash used in investing activities was $152.0 million for the year ended December 31, 2011, compared to cash provided by investing activities of $453.0 million for the year ended December 31, 2010. The $605.0 million increase in cash used in investing activities was primarily due to $576.5 million of cash acquired in the Merger in 2010, less proceeds from the disposals of assets and an increase in purchases of property, plant and equipment.

Financing Activities

Year Ended 2012 Compared to Year Ended 2011

Cash used in financing activities was $19.9 million for the year ended December 31, 2012, compared to $44.4 million for the year ended December 31, 2011. The $24.5 million decrease in cash used in financing activities is primarily a result of net proceeds received in 2012 from the issuance of the 7% senior notes and increased term loan B borrowings, after repayment of the 10.75% senior notes and related costs, along with additional financing to fund Australian operations as compared to a net pay down in 2011 on the term loans. We also made less payments of deferred and contingent consideration in 2012 as compared to the same period in 2011. Also contributing to the decrease was cash used in 2011 for purchases of non-controlling interests for the remaining equity interests in Front Line. These decreases in cash used were partially offset by proceeds received in 2011 from the sale of common stock in connection with the subscription agreement with Liberty Media.

Year Ended 2011 Compared to Year Ended 2010

Cash used in financing activities was $44.4 million for the year ended December 31, 2011, compared to cash provided by financing activities of $49.1 million for the year ended December 31, 2010. The $93.5 million increase in cash used in financing activities was primarily a result of net proceeds received in 2010 from the issuance of $250 million of 8.125% senior notes and our new senior secured credit facility, after repayment of the borrowings under the Live Nation and Ticketmaster credit facilities, payment of debt issuance costs and the redemption of preferred stock, as compared to only a net pay down in 2011 on the term loans. The increase was also a result of cash used for purchases of non-controlling interests, primarily related to the 2011 acquisition of the remaining equity interests in Front Line. These increases were partially offset by proceeds received in 2011 from the sale of common stock in connection with the subscription agreement with Liberty Media.

Seasonality

Our Concerts and Artist Nation segments typically experience higher operating income in the second and third quarters as our outdoor venues and international festivals are primarily used or occur during May through September, and our artists touring activity is higher. In addition, the timing of ticket on-sales and the tours of top-grossing acts can impact comparability of quarterly results year over year, although annual results may not be impacted. Our Ticketing segment sales are impacted by fluctuations in the availability of events for sale to the public, which vary depending upon scheduling by our clients.

Cash flows from our Concerts segment typically have a slightly different seasonality as payments are often made for artist performance fees and production costs in advance of the date the related event tickets go on sale. These artist fees and production costs are expensed when the event occurs. Generally, all costs related to events are expensed when the event occurs with the exception of advertising costs which are expensed either at the time of the event or annually for future shows. Once tickets for an event go on sale, we generally begin to receive payments from ticket sales in advance of when the event occurs for events at our owned and/or operated venues. We record these ticket sales as revenue when the event occurs.

We expect these trends to continue in the future. See Item 1A.—Risk Factors: Our operations are seasonal and our results of operations vary from quarter to quarter and year over year, so our financial performance in certain quarters may not be indicative of, or comparable to, our financial performance in subsequent quarters or years.

Market Risk

We are exposed to market risks arising from changes in market rates and prices, including movements in foreign currency exchange rates and interest rates.

Foreign Currency Risk

We have operations in countries throughout the world. The financial results of our foreign operations are measured in their local currencies. As a result, our financial results are affected by factors such as changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we have operations. Currently, we do not operate in any hyper-inflationary countries. Our foreign operations reported operating income of $114.1 million for the year ended December 31, 2012. We estimate that a 10% change in the value of the United States dollar relative to foreign currencies would change our operating income for the year ended December 31, 2012 by $11.4 million. As of December 31, 2012, our primary foreign exchange exposure included the Euro, British Pound and Canadian Dollar. This analysis does not consider the implication such currency fluctuations could have on the overall economic conditions of the United States or other foreign countries in which we operate or on the results of operations of our foreign entities.

We primarily use forward currency contracts in addition to options to reduce our exposure to foreign currency risk associated with short-term artist fee commitments. We also enter into forward currency contracts to minimize the risks and/or costs associated with changes in foreign currency rates on forecasted operating income and short-term intercompany loans. At December 31, 2012, we had forward currency contracts and options outstanding with a notional amount of $100.0 million.

Interest Rate Risk

Our market risk is also affected by changes in interest rates. We had $1.7 billion of total debt, net of unamortized discounts and premiums, outstanding as of December 31, 2012. Of the total amount, taking into consideration existing interest rate hedges, we had $854.1 million of fixed-rate debt and $885.9 million of floating-rate debt.

Based on the amount of our floating-rate debt as of December 31, 2012, each 25 basis point increase or decrease in interest rates would increase or decrease our annual interest expense and cash outlay by approximately $2.3 million when the floor rate is not applicable. This potential increase or decrease is based on the simplified assumption that the level of floating-rate debt remains constant with an immediate across-the-board increase or decrease as of December 31, 2012 with no subsequent change in rates for the remainder of the period.

At December 31, 2012, we have one interest rate cap agreement that is designated as a cash flow hedge for accounting purposes. The interest rate cap had a notional amount of $77.5 million at December 31, 2012, to limit our cash flow exposure to an interest rate of 4% per annum. This agreement expires on June 30, 2013. The fair value of this agreement at December 31, 2012 was a de minimis asset. This agreement was put in place to reduce the variability of a portion of the cash flows from the interest payments related to the May 2010 senior secured credit facility. The terms of the May 2010 senior secured credit facility require one or more interest rate protection agreements, with an effect of fixing or limiting the interest costs, for at least 50% of the consolidated total funded debt as of the closing date for at least three years. Upon the execution of this interest rate cap agreement, the existing interest rate protection agreements fully met this requirement.

At December 31, 2012, we have an interest rate swap agreement that is designated as a cash flow hedge for accounting purposes. The interest rate swap had a notional amount of $15.6 million at December 31, 2012 to effectively convert a portion of our floating-rate debt to a fixed-rate basis and expires in May 2015. The fair value of this agreement at December 31, 2012 was a liability of $0.2 million. This agreement was put into place to reduce the variability of the cash flows from the interest payments related to certain financing.

Through our AMG subsidiary, we have two interest rate swap agreements with a $32.2 million aggregate notional amount that effectively convert a portion of our floating-rate debt to a fixed-rate basis. Both agreements expire in December 2015. Also, in connection with the financing of the redevelopment of the O_2 Dublin, we have an interest rate swap agreement with a notional amount of $8.5 million that expires in December 2013 effectively converting a portion of our floating-rate debt to a fixed-rate basis. These interest rate swap agreements have not been designated as hedging instruments. Therefore, any change in fair value is recorded in earnings during the period of the change.

We currently have 2.875% convertible senior notes due 2027 with a principal amount of $220 million. Beginning with the period commencing on July 20, 2014 and ending on January 14, 2015, and for each of the interest periods commencing thereafter, we will pay contingent interest on the notes if the average trading price of the notes during the five consecutive trading days ending on the second trading day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading-day reference period, payable in arrears.

Recent Accounting Pronouncements

Recently Adopted Pronouncements

In May 2011, the FASB issued guidance that improves comparability of fair value measurements presented and disclosed in financial statements. This guidance clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity's stockholders' equity, and (3) quantitative information required for fair value measurements categorized within Level 3. It also requires additional disclosure for Level 3 measurements regarding the sensitivity of the fair value to changes in unobservable inputs and any interrelationships between those inputs. We adopted this guidance on January 1, 2012 and the adoption of this guidance did not have a material effect on our financial position or results of operations.

In July 2012, the FASB issued guidance which gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired, and in some cases, bypass the two-step impairment test. This guidance is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption of the new guidance is permitted. We adopted this guidance on October 1, 2012.

Recently Issued Pronouncements

In February 2013, the FASB issued guidance which requires companies to disclose additional information about reclassification adjustments, including (1) changes in accumulated other comprehensive income balances by component and (2) significant items reclassified out of accumulated other comprehensive income. The new disclosure requirements are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2012. We will adopt this guidance on January 1, 2013 and the adoption of this standard will not have a material effect on our financial position or results of operations.

Critical Accounting Policies and Estimates

The preparation of our financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of revenue and expenses that are not readily apparent from other sources. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such difference could be material. Management believes that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they require management's most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain. The following narrative describes these critical accounting estimates, the judgments and assumptions and the effect if actual results differ from these assumptions.

Consolidation

We consolidate entities in which we own more than 50% of the voting common stock and control operations and also variable interest entities for which we are the primary beneficiary. Investments in nonconsolidated affiliates in which we own more than 20% of the voting common stock or otherwise exercise significant influence over operating and financial policies, but not control of the nonconsolidated affiliate, are accounted for using the equity method of accounting. Investments in nonconsolidated affiliates in which we own less than 20% of the voting common stock are accounted for using the cost method of accounting. Intercompany accounts among the consolidated businesses have been eliminated in consolidation. Net income (loss) attributable to noncontrolling interests is reflected in the statements of operations for consolidated affiliates.

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on a combination of factors. Generally, we record specific reserves to reduce the amounts recorded to what we believe will be collected when a customer's account ages beyond typical collection patterns, or we become aware of a customer's inability to meet its financial obligations.

We believe that the credit risk with respect to trade receivables is limited due to the large number and the geographic diversification of our customers.

Business Combinations

We account for our business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interests in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interests requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items.

Property, Plant and Equipment

We test for possible impairment of property, plant and equipment whenever events or circumstances change, such as a significant reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used indicate that the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated undiscounted future cash flows related to the assets to the carrying amount of those assets. If the carrying value is greater than the estimated undiscounted future cash flows, the cost basis of the asset is reduced to reflect the current fair value. We use various assumptions in determining the current fair market value of these assets, including future expected cash flows and discount rates, as well as future salvage values and other fair value measures. Our impairment loss calculations require us to apply judgment in estimating future cash flows, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.

If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to future impairment losses that could be material to our results of operations.

Intangibles

We test for possible impairment of definite-lived intangible assets whenever events or circumstances change, such as a significant reduction in operating cash flow or a dramatic change in the manner in which the asset is intended to be used which may indicate that the carrying amount of the asset may not be recoverable. When specific assets are determined to be unrecoverable, the cost basis of the asset is reduced to reflect the current fair value.

We test for possible impairment of indefinite-lived intangible assets on at least an annual basis. Based on facts and circumstances, we perform either a qualitative or a quantitative assessment for impairment. If a qualitative assessment is performed, and the existence of events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired, then we perform the quantitative impairment test by comparing the fair value with the carrying amount. When specific assets are determined to be impaired, the cost basis of the asset is reduced to reflect the current fair value.

We use various assumptions in determining the current fair market value of these definite-lived and indefinite-lived assets, including future expected cash flows and discount rates, as well as other fair value measures. For intangibles related to artist rights, we use assumptions about future revenue and operating income for the rights acquired. These projections are based on information about the artists' past results and expectations about future results. Our impairment loss calculations require us to apply judgment in estimating future cash flows, including forecasting useful lives of the assets and selecting the discount rate that reflects the risk inherent in future cash flows.

If actual results are not consistent with our assumptions and judgments used in estimating future cash flows and asset fair values, we may be exposed to future impairment losses that could be material to our results of operations.

Goodwill

We review goodwill for impairment annually, as of October 1, using a three-step process. The first step is a qualitative evaluation as to whether it is more likely than not that the fair value of any of our reporting units are less than its carrying value using an assessment of relevant events and circumstances. Examples of such events and circumstances include financial performance, industry and market conditions, macroeconomic conditions, reporting unit-specific events, historical results of goodwill impairment testing and the timing of the last performance of a quantitative assessment. If any reporting units are concluded to be more likely than not impaired, a second step is performed for that reporting unit. This second step, used to quantitatively screen for potential impairment, compares the fair value of the reporting unit with its carrying amount, including goodwill. The third step, employed for any reporting unit that fails the second step, is used to measure the amount of any potential impairment and compares the implied fair value of the reporting unit's goodwill with the carrying amount of goodwill. If a reporting unit's carrying value is negative, we do not follow this three step process. In this case, a qualitative evaluation is performed to determine whether it is more likely than not that the reporting unit's goodwill is impaired. If it is, the third step discussed above is performed to measure the amount of any potential impairment.

The second and third steps that we use to evaluate goodwill for impairment involve the determination of the fair value of our reporting units. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations, and assumptions about our strategic plans with regard to our operations. Due to the uncertainties associated with such estimates, actual results could differ from such estimates.

In developing fair values for our reporting units, we may employ a market multiple or a discounted cash flow methodology, or a combination thereof. The market multiple methodology compares us to similar companies on the basis of risk characteristics to determine its risk profile relative to the comparable companies as a group. This analysis generally focuses on quantitative considerations, which include financial performance and other quantifiable data, and qualitative considerations, which include any factors which are expected to impact future financial performance. The most significant assumptions affecting the market multiple methodology are the market multiples and control premium. A control premium represents the value an investor would pay above noncontrolling interest transaction prices in order to obtain a controlling interest in the respective company.

The discounted cash flow methodology establishes fair value by estimating the present value of the projected future cash flows to be generated from the reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The discounted cash flow methodology uses our projections of financial performance. The most significant assumptions used in the discounted cash flow methodology are the discount rate, the attrition rate and expected future revenue and operating margins, which vary among reporting units.

We also test goodwill for impairment in other periods if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Revenue Recognition

Revenue from the promotion and production of an event is recognized after the performance occurs upon settlement of the event. Revenue related to larger global tours is recognized after the performance occurs; however, any profits related to these tours, primarily related to music tour production and tour management services, is recognized after minimum revenue thresholds, if any, have been achieved. Revenue collected in advance of the event is recorded as deferred revenue until the event occurs. Revenue collected from sponsorships and other revenue, which is not related to any single event, is classified as deferred revenue and generally amortized over the operating season or the term of the contract.

Revenue from our ticketing operations primarily consists of convenience and order processing fees charged at the time a ticket for an event is sold and is recorded on a net basis (net of the face value of the ticket). For tickets sold for events at our owned and/or operated venues in the United States, and where we control the tickets internationally, this revenue is recognized after the performance occurs upon settlement of the event. Revenue for these ticket fees collected in advance of the event is recorded as deferred revenue until the event occurs. These fees will be shared between our Ticketing segment and our Concerts segment. For tickets sold for events at third-party venues, this revenue is recognized at the time of the sale and is recorded by our Ticketing segment.

For multiple element contracts, we allocate consideration to the multiple elements based on the relative fair selling price of each separate element which are determined using vendor specific objective evidence, third-party evidence or our best estimate in order to assign relative fair values.

We account for taxes that are externally imposed on revenue producing transactions on a net basis, as a reduction of revenue.

Litigation Accruals

We are currently involved in certain legal proceedings and, as required, have accrued our estimate of the probable costs for the resolution of these claims. Management's estimates used have been developed in consultation with counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

Non-cash and Stock-Based Compensation

We follow the fair value recognition provisions of the FASB guidance for stock compensation. In accordance with this guidance, we continue to use the Black-Scholes option pricing model to estimate the fair value of our stock options at the date of grant. Judgment is required in estimating the amount of stock-based awards expected to be forfeited prior to vesting. If actual forfeitures differ significantly from these estimates, non-cash compensation expense could be materially impacted.

Income Taxes

We account for income taxes using the liability method in accordance with the FASB guidance for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if we believe it is more likely than not that some portion or the entire asset will not be realized. As all earnings from our continuing foreign operations are permanently reinvested and not distributed, our income tax provision does not include additional United States taxes on those foreign operations. It is not practical to determine the amount of federal and state income taxes, if any, that might become due in the event that the earnings were distributed.

The FASB guidance for income taxes prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is as follows:

Year Ended December 31,				
2012	2011	2010	2009	2008
*	*	*	*	*

* For the years ended December 31, 2012, 2011, 2010, 2009 and 2008, fixed charges exceeded earnings from continuing operations before income taxes and fixed charges by $142.1 million, $104.4 million, $193.6 million, $116.5 million and $358.6 million, respectively.

The ratio of earnings to fixed charges was computed on a total company basis. Earnings represent income from continuing operations before income taxes less equity in undistributed net income (loss) of nonconsolidated affiliates plus fixed charges. Fixed charges represent interest, amortization of debt discount and premium and the estimated interest portion of rental charges. Rental charges exclude variable rent expense for events in third-party venues.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Required information is within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Live Nation Entertainment, Inc.

We have audited the accompanying consolidated balance sheets of Live Nation Entertainment, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included the financial statement schedule listed in the index at Item 15(a)2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Live Nation Entertainment, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Live Nation Entertainment, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
February 26, 2013

LIVE NATION ENTERTAINMENT, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2012	2011
	(in thousands except share data)	
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,001,055	$ 844,253
Accounts receivable, less allowance of $19,794 and $16,986 in 2012 and 2011, respectively	415,790	389,346
Prepaid expenses	359,936	316,491
Other current assets	36,031	26,700
Total current assets	1,812,812	1,576,790
Property, plant and equipment		
Land, buildings and improvements	852,175	851,812
Computer equipment and capitalized software	338,919	261,475
Furniture and other equipment	200,743	172,250
Construction in progress	56,822	60,652
	1,448,659	1,346,189
Less accumulated depreciation	726,873	626,053
	721,786	720,136
Intangible assets		
Definite-lived intangible assets, net	724,463	873,712
Indefinite-lived intangible assets	377,463	377,160
Goodwill	1,357,827	1,257,644
Investments in nonconsolidated affiliates	46,160	55,796
Other long-term assets	250,295	216,106
Total assets	$ 5,290,806	$ 5,077,344
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable, client accounts	$ 557,953	$ 473,956
Accounts payable	102,718	87,627
Accrued expenses	626,723	579,566
Deferred revenue	402,002	273,536
Current portion of long-term debt	62,050	52,632
Other current liabilities	16,726	25,236
Total current liabilities	1,768,172	1,492,553
Long-term debt, net	1,677,955	1,652,629
Long-term deferred income taxes	199,596	186,298
Other long-term liabilities	94,409	120,693
Commitments and contingent liabilities		
Redeemable noncontrolling interests	42,100	8,277
Stockholders' equity		
Preferred stock—Series A Junior Participating, $.01 par value; 20,000,000 shares authorized; no shares issued and outstanding	-	-
Preferred stock, $.01 par value; 30,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, $.01 par value; 450,000,000 shares authorized; 190,853,380 and 189,536,279 shares issued and outstanding in 2012 and 2011, respectively	1,877	1,868
Additional paid-in capital	2,272,882	2,243,587
Accumulated deficit	(908,418)	(745,191)
Cost of shares held in treasury (578,570 shares in 2011)	-	(2,787)
Accumulated other comprehensive loss	(10,923)	(36,374)
Total Live Nation Entertainment, Inc. stockholders' equity	1,355,418	1,461,103
Noncontrolling interests	153,156	155,791
Total stockholders' equity	1,508,574	1,616,894
Total liabilities and stockholders' equity	$ 5,290,806	$ 5,077,344

See Notes to Consolidated Financial Statements

LIVE NATION ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2012	2011	2010
	(in thousands except share and per share data)		
Revenue	$ 5,819,047	$ 5,383,998	$ 5,063,748
Operating expenses:			
Direct operating expenses	4,151,277	3,789,488	3,658,310
Selling, general and administrative expenses	1,143,632	1,111,969	1,014,491
Depreciation and amortization	429,557	343,018	321,666
Loss (gain) on sale of operating assets	(514)	978	374
Corporate expenses	113,364	112,157	110,252
Acquisition transaction expenses	3,370	8,051	22,355
Operating income (loss)	(21,639)	18,337	(63,700)
Interest expense	123,740	120,414	116,527
Loss (gain) on extinguishment of debt	(460)	-	21,315
Interest income	(4,170)	(4,215)	(3,771)
Equity in earnings of nonconsolidated affiliates	(9,921)	(7,742)	(4,928)
Other expense (income), net	1,333	6,507	(4,189)
Loss from continuing operations before income taxes	(132,161)	(96,627)	(188,654)
Income tax expense (benefit)	29,736	(26,224)	15,154
Loss from continuing operations	(161,897)	(70,403)	(203,808)
Loss from discontinued operations, net of tax	-	-	(4,228)
Net loss	(161,897)	(70,403)	(208,036)
Net income attributable to noncontrolling interests	1,330	12,613	20,354
Net loss attributable to common stockholders of Live Nation Entertainment, Inc.	$ (163,227)	$ (83,016)	$ (228,390)
Basic and diluted net loss per common share attributable to common stockholders of Live Nation Entertainment, Inc.:			
Loss from continuing operations	$ (0.87)	$ (0.46)	$ (1.36)
Loss from discontinued operations	-	-	(0.03)
Net loss attributable to common stockholders of Live Nation Entertainment, Inc.	$ (0.87)	$ (0.46)	$ (1.39)
Weighted average common shares outstanding:			
Basic and diluted	186,955,748	182,388,070	164,410,167

See Notes to Consolidated Financial Statements

LIVE NATION ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,		
	2012	2011	2010
	(in thousands)		
Net loss	$ (161,897)	$ (70,403)	$ (208,036)
Other comprehensive income (loss), net of tax:			
Realized loss on cash flow hedges	-	-	6,920
Unrealized loss on cash flow hedges	(164)	(159)	(218)
Change in funded status of defined benefit pension plan	(390)	(42)	(179)
Foreign currency translation adjustments	26,005	(13,929)	(32,966)
Comprehensive loss	(136,446)	(84,533)	(234,479)
Comprehensive income attributable to noncontrolling interests	1,330	12,613	20,354
Comprehensive loss attributable to common stockholders of Live Nation Entertainment, Inc.	$ (137,776)	$ (97,146)	$ (254,833)

See Notes to Consolidated Financial Statements

LIVE NATION ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Live Nation Entertainment, Inc. Stockholders' Equity								
	Redeemable Noncontrolling Interests	**Common Shares Issued**	**Common Stock**	**Additional Paid-In Capital**	**Accumulated Deficit**	**Cost of Shares Held in Treasury**	**Accumulated Other Comprehensive Income (Loss)**	**Noncontrolling Interests**	**Total**
	(in thousands)				*(in thousands, except share data)*				
Balances at December 31, 2009	$ -	86,016,572	$ 860	$ 1,090,572	$ (433,785)	$ (9,529)	$ 4,199	$ 73,124	$ 725,441
Non-cash and stock-based compensation	19	701,372	7	49,696	-	624	-	-	50,327
Exercise of stock options	-	1,063,536	11	5,847	-	2,782	-	-	8,640
Acquisitions	98,474	84,612,350	846	920,643	-	1	-	60,206	981,696
Acquisitions of noncontrolling interests	-	-	-	3,573	-	-	-	(10,116)	(6,543)
Sales of noncontrolling interests	-	-	-	(120)	-	-	-	-	(120)
Redeemable noncontrolling interests fair value adjustments	17,687	-	-	(17,687)	-	-	-	-	(17,687)
Cash dividends, net of tax	(7,754)	-	-	709	-	-	-	(7,201)	(6,492)
Comprehensive income (loss):									
Net income (loss)	(885)	-	-	-	(228,390)	-	-	21,239	(207,151)
Realized loss on cash flow hedges	-	-	-	-	-	-	6,920	-	6,920
Unrealized loss on cash flow hedges	-	-	-	-	-	-	(218)	-	(218)
Change in funded status of defined benefit pension plan	-	-	-	-	-	-	(179)	-	(179)
Currency translation adjustment	-	-	-	-	-	-	(32,966)	-	(32,966)
Balances at December 31, 2010	$ 107,541	172,393,830	$ 1,724	$ 2,053,233	$ (662,175)	$ (6,122)	$ (22,244)	$ 137,252	$ 1,501,668
Non-cash and stock-based compensation	-	193,661	2	27,861	-	3,323	-	-	31,186
Exercise of stock options	-	525,313	5	2,688	-	12	-	-	2,705
Sale of common shares	-	7,300,000	73	76,419	-	-	-	-	76,492
Acquisitions	8,268	6,377,144	64	-	-	-	-	4,614	4,678
Acquisitions of noncontrolling interests	(98,067)	-	-	85,590	-	-	-	9,294	94,884
Sales of noncontrolling interests	-	-	-	-	-	-	-	(3,139)	(3,139)
Redeemable noncontrolling interests fair value adjustments	1,937	-	-	(1,937)	-	-	-	-	(1,937)
Noncontrolling interests contributions	-	-	-	-	-	-	-	3,539	3,539
Cash dividends, net of tax	(5,570)	-	-	-	-	-	-	(13,347)	(13,347)
Other	(710)	-	-	(267)	-	-	-	(157)	(424)
Comprehensive income (loss):									
Net income (loss)	(5,122)	-	-	-	(83,016)	-	-	17,735	(65,281)
Realized loss on cash flow hedges	-	-	-	-	-	-	-	-	-
Unrealized loss on cash flow hedges	-	-	-	-	-	-	(159)	-	(159)
Change in funded status of defined benefit pension plan	-	-	-	-	-	-	(42)	-	(42)
Currency translation adjustment	-	-	-	-	-	-	(13,929)	-	(13,929)
Balances at December 31, 2011	$ 8,277	186,789,948	$ 1,868	$ 2,243,587	$ (745,191)	$ (2,787)	$ (36,374)	$ 155,791	$ 1,616,894

	Redeemable Noncontrolling Interests	Live Nation Entertainment, Inc. Stockholders' Equity						Noncontrolling Interests	Total
		Common Shares Issued	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Cost of Shares Held in Treasury	Accumulated Other Comprehensive Income (Loss)		
	(in thousands)	*(in thousands, except share data)*							
Non-cash and stock-based compensation	-	601,594	6	28,913	-	2,787	-	-	31,706
Exercise of stock options	-	259,799	3	1,140	-	-	-	-	1,143
Acquisitions	37,866	-	-	-	-	-	-	15,540	15,540
Acquisitions of noncontrolling interests	-	-	-	43	-	-	-	(279)	(236)
Redeemable noncontrolling interests fair value adjustments	801	-	-	(801)	-	-	-	-	(801)
Noncontrolling interests contributions	-	-	-	-	-	-	-	825	825
Cash dividends, net of tax	-	-	-	-	-	-	-	(20,079)	(20,079)
Exercise of put option	(4,000)	-	-	-	-	-	-	-	-
Other	682	-	-	-	-	-	-	(1,498)	(1,498)
Comprehensive income (loss):									
Net income (loss)	(1,526)	-	-	-	(163,227)	-	-	2,856	(160,371)
Unrealized loss on cash flow hedges	-	-	-	-	-	-	(164)	-	(164)
Change in funded status of defined benefit pension plan	-	-	-	-	-	-	(390)	-	(390)
Currency translation adjustment	-	-	-	-	-	-	26,005	-	26,005
Balances at December 31, 2012	$ 42,100	187,651,341	$ 1,877	$2,272,882	$ (908,418)	$ -	$ (10,923)	$ 153,156	$1,508,574

See Notes to Consolidated Financial Statements

LIVE NATION ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	$ (161,897)	$ (70,403)	$ (208,036)
Reconciling items:			
Depreciation	124,593	129,177	135,573
Amortization	304,964	213,841	186,093
Impairment of operational assets	-	-	13,373
Deferred income tax benefit	(10,957)	(45,603)	(25,021)
Amortization of debt issuance costs and discount/premium, net	16,696	13,059	11,437
Provision for uncollectible accounts receivable and advances	8,787	9,272	6,606
Non-cash (gain) loss on extinguishment of debt	(460)	-	8,272
Non-cash compensation expense	37,063	50,045	52,395
Unrealized changes in fair value of contingent consideration	(894)	(11,691)	3,171
Loss (gain) on sale of operating assets	(514)	978	4,602
Equity in earnings of nonconsolidated affiliates	(9,921)	(7,742)	(4,928)
Other, net	1,642	2,481	-
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions:			
Increase in accounts receivable	(20,319)	(79,807)	(4,581)
Decrease (increase) in prepaid expenses	(69,175)	73,314	(22,570)
Increase in other assets	(41,707)	(83,928)	(41,686)
Increase in accounts payable, accrued expenses and other liabilities	64,437	6,817	386
Increase (decrease) in deferred revenue	124,760	(64,105)	43,432
Net cash provided by operating activities	367,098	135,705	158,518
CASH FLOWS FROM INVESTING ACTIVITIES			
Distributions from nonconsolidated affiliates	9,241	9,273	5,863
Investments made in nonconsolidated affiliates	(3,788)	(15,770)	(3,458)
Purchases of property, plant and equipment	(123,811)	(107,500)	(75,578)
Proceeds from disposal of operating assets, net of cash divested	8,293	7,391	35,756
Cash paid for acquisitions, net of cash acquired	(75,641)	(39,465)	491,531
Purchases of intangible assets	(14,562)	(2,591)	(1,790)
Decrease (increase) in other, net	(3,523)	(3,355)	663
Net cash provided by (used in) investing activities	(203,791)	(152,017)	452,987
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from long-term debt, net of debt issuance costs	538,124	(669)	1,352,856
Payments on long-term debt	(525,060)	(31,338)	(1,233,020)
Redemption of preferred stock	-	-	(40,000)
Contributions from noncontrolling interests	825	711	429
Distributions to noncontrolling interests	(20,079)	(20,863)	(14,955)
Purchases and sales of noncontrolling interests, net	(4,259)	(47,610)	(6,670)
Proceeds from exercise of stock options	1,143	2,705	8,640
Proceeds from sale of common stock	-	76,492	-
Equity issuance costs	-	-	(357)
Payments for purchases of common stock	-	-	(1,567)
Payments for deferred and contingent consideration	(10,585)	(23,807)	(16,270)
Net cash provided by (used in) financing activities	(19,891)	(44,379)	49,086
Effect of exchange rate changes on cash and cash equivalents	13,386	12,186	(4,788)
Net increase (decrease) in cash and cash equivalents	156,802	(48,505)	655,803
Cash and cash equivalents at beginning of period	844,253	892,758	236,955
Cash and cash equivalents at end of period	$ 1,001,055	$ 844,253	$ 892,758
SUPPLEMENTAL DISCLOSURE			
Cash paid during the year for:			
Interest	$ 107,975	$ 107,288	$ 89,876
Income taxes, net of refunds	$ (2,238)	$ 37,746	$ 50,579

See Notes to Consolidated Financial Statements

LIVE NATION ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

History

Live Nation was incorporated in Delaware on August 2, 2005 in preparation for the contribution and transfer by Clear Channel of substantially all of its entertainment assets and liabilities to the Company. The Company completed the Separation on December 21, 2005 and became a publicly traded company on the New York Stock Exchange trading under the symbol "LYV." Prior to the Separation, Live Nation was a wholly-owned subsidiary of Clear Channel.

On January 25, 2010, the Company merged with Ticketmaster. Effective on the date of the Merger, Ticketmaster became a wholly-owned subsidiary of Live Nation and Live Nation, Inc. changed its name to Live Nation Entertainment, Inc. Ticketmaster's results of operations are included in the Company's consolidated financial statements beginning January 26, 2010. See Note 3—Acquisitions for prior year pro forma information regarding the impacts of the Merger.

Seasonality

Due to the seasonal nature of shows at outdoor amphitheaters and festivals, which primarily occur May through September, the Company experiences higher revenue for the Concerts segment during the second and third quarters. The Artist Nation segment's revenue is impacted, to a large degree, by the touring schedules of the artists it represents. Generally, the Company experiences higher revenue in this segment during the second and third quarters as the period from May through September tends to be a popular time for touring events. The Ticketing segment's sales are impacted by fluctuations in the availability of events for sale to the public, which vary depending upon scheduling by its clients. The Company's seasonality also results in higher balances in cash and cash equivalents, accounts receivable, prepaid expenses, accrued expenses and deferred revenue at different times in the year.

Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements include all accounts of the Company, its majority owned and controlled subsidiaries and variable interest entities for which the Company is the primary beneficiary.

The Company consolidates entities in which the Company owns more than 50% of the voting common stock and controls operations and also variable interest entities for which the Company is the primary beneficiary. Investments in nonconsolidated affiliates in which the Company owns more than 20% of the voting common stock or otherwise exercises significant influence over operating and financial policies but not control of the nonconsolidated affiliate are accounted for using the equity method of accounting. Investments in nonconsolidated affiliates in which the Company owns less than 20% of the voting common stock are accounted for using the cost method of accounting. Intercompany accounts among the consolidated businesses have been eliminated in consolidation. Net income (loss) attributable to noncontrolling interests is reflected in the statements of operations for consolidated affiliates.

All cash flow activity reflected on the consolidated statements of cash flows for the Company is presented net of any non-cash transactions so the amounts reflected may be different than amounts shown in other places in the Company's financial statements that are not just related to cash flow amounts. For example, the purchases of property, plant and equipment reflected on the consolidated statements of cash flows reflects the amount of cash paid during the year for these purchases and does not include the impact of the changes in accrued liabilities related to capital expenditures during the year. In addition, the consolidated statements of cash flows for all years presented include all cash flow activity for the Company, including line item details of any applicable activity in businesses that were sold and are now reflected as discontinued operations on the statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less. The Company's cash and cash equivalents consist primarily of domestic and foreign bank accounts as well as money market accounts. To reduce its credit risk, the Company monitors the credit standing of the financial institutions that hold the Company's cash and cash equivalents. These balances are stated at cost, which approximates fair value.

Included in the December 31, 2012 and 2011 cash and cash equivalents balance is $441.6 million and $373.9 million, respectively, of funds representing amounts equal to the face value of tickets sold on behalf of clients and the clients' share of convenience and order processing charges ("client funds"). The Company does not utilize client funds for its own financing or investing activities as the amounts are payable to clients and these amounts due are included in accounts payable, client accounts.

The Company's available cash and cash equivalents are held in accounts managed by third-party financial institutions and consist of cash in operating accounts and invested cash. Cash held in operating accounts in many cases exceeds the Federal Deposit Insurance Corporation insurance limits. The invested cash is held in interest-bearing funds in bank deposits and money market funds.

While the Company monitors cash and cash equivalents balances in its operating accounts on a regular basis and adjusts the balances as appropriate, these balances could be impacted in the future if the underlying financial institutions fail. To date, the Company has experienced no loss or lack of access to its cash or cash equivalents; however, the Company can provide no assurances that access to its cash and cash equivalents will not be impacted in the future by adverse conditions in the financial markets.

Allowance for Doubtful Accounts

The Company evaluates the collectability of its accounts receivable based on a combination of factors. Generally, it records specific reserves to reduce the amounts recorded to what it believes will be collected when a customer's account ages beyond typical collection patterns, or the Company becomes aware of a customer's inability to meet its financial obligations.

The Company believes that the credit risk with respect to trade receivables is limited due to the large number and the geographic diversification of its customers.

Prepaid Expenses

The majority of the Company's prepaid expenses relate to event expenses including show advances and deposits and other costs directly related to future concert events. For advances that are expected to be recouped over a period of more than 12 months, the long-term portion of the advance is classified as other long-term assets. These prepaid costs are charged to operations upon completion of the related events.

Ticketing Contract Advances

Ticketing contract advances, which can be either recoupable or non-recoupable, represent amounts paid in advance to the Company's clients pursuant to ticketing agreements. Recoupable ticketing contract advances are generally recoupable against future royalties earned by the clients, based on the contract terms, over the life of the contract. Non-recoupable ticketing contract advances, excluding those amounts paid to support clients' advertising costs, are fixed additional incentives occasionally paid by the Company to secure exclusive rights with certain clients and are normally amortized over the life of the contract on a straight-line basis. Amortization of these non-recoupable ticketing contract advances is included in depreciation and amortization in the statements of operations. For the years ended December 31, 2012, 2011 and 2010, the Company amortized $48.1 million, $38.6 million and $24.1 million, respectively, related to non-recoupable ticketing contract advances.

Business Combinations

The Company accounts for its business combinations under the acquisition method of accounting. Identifiable assets acquired, liabilities assumed and any noncontrolling interest in the acquiree are recognized and measured as of the acquisition date at fair value. Additionally, any contingent consideration is recorded at fair value on the acquisition date and classified as a liability. Goodwill is recognized to the extent by which the aggregate of the acquisition-date fair value of the consideration transferred and any noncontrolling interests in the acquiree exceeds the recognized basis of the identifiable assets acquired, net of assumed liabilities. Determining the fair value of assets acquired, liabilities assumed and noncontrolling interests requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash flows, discount rates and asset lives among other items.

Property, Plant and Equipment

Property, plant and equipment are stated at cost or fair value at date of acquisition. Depreciation, which is recorded for both owned assets and assets under capital leases, is computed using the straight-line method over their estimated useful lives, which are as follows:

Buildings and improvements — 10 to 50 years
Computer equipment and capitalized software — 3 to 10 years
Furniture and other equipment — 3 to 10 years

Leasehold improvements are depreciated over the shorter of the economic life or associated lease term assuming the Company exercises renewal periods, if appropriate. Expenditures for maintenance and repairs are charged to operations as incurred, whereas expenditures for renewal and improvements are capitalized.

The Company tests for possible impairment of property, plant, and equipment whenever events or circumstances change, such as a significant reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used which may indicate that the carrying amount of the asset may not be recoverable. If indicators exist, the Company compares the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded based on the difference between the fair value and the carrying value. Any such impairment charge is recorded in depreciation and amortization expense in the statement of operations. The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflect the risk inherent in future cash flows.

Intangible Assets

The Company classifies intangible assets as definite-lived and indefinite-lived. Definite-lived intangibles primarily include revenue-generating contracts, client/vendor relationships, non-compete agreements, venue management and leasehold agreements, technology and trademarks and naming rights, all of which are amortized either pro-rata over the respective lives of the agreements, typically three to twenty years, or on a basis more representative of the time pattern over which the benefit is derived. The Company periodically reviews the appropriateness of the amortization periods related to its definite-lived intangible assets. These assets are stated at cost or fair value. Indefinite-lived intangibles primarily include trade names. The excess cost over fair value of net assets acquired is classified as goodwill. Goodwill and indefinite-lived intangibles are not subject to amortization, but are reviewed for impairment at least annually.

The Company tests for possible impairment of definite-lived intangible assets whenever events or circumstances change, such as a significant reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used which may indicate that the carrying amount of the asset may not be recoverable. If indicators exist, the Company compares the estimated undiscounted future cash flows related to the asset to the carrying value of the asset. If the carrying value is greater than the estimated undiscounted future cash flow amount, an impairment charge is recorded based on the difference between the fair value and the carrying value. Any such impairment charge is recorded in depreciation and amortization expense in the statement of operations.

The Company tests for possible impairment of indefinite-lived intangible assets at least annually. Depending on facts and circumstances, qualitative factors may first be assessed to determine whether the existence of events and circumstances indicate that it is more likely than not that an indefinite-lived intangible asset is impaired. If it is concluded that it is more likely than not impaired, then the Company performs a quantitative impairment test by comparing the fair value with the carrying amount. If the qualitative assessment is not performed first, the Company performs only this quantitative test. When specific assets are determined to be impaired, the cost basis of the asset is reduced to reflect the current fair value. Any such impairment charge would be recorded in depreciation and amortization in the statement of operations.

The impairment loss calculations require management to apply judgment in estimating future cash flows and the discount rates that reflect the risk inherent in future cash flows.

Goodwill

The Company reviews goodwill for impairment at least annually, as of October 1, using a three-step process. The first step is a qualitative evaluation as to whether it is more likely than not that the fair value of any of the Company's reporting units is less than its carrying value using an assessment of relevant events and circumstances. Examples of such events and circumstances include financial performance, industry and market conditions, macroeconomic conditions, reporting unit-specific events, historical results of goodwill impairment testing and the timing of the last performance of a quantitative assessment. If any reporting units are concluded to be more likely than not impaired, a second step is performed for that reporting unit. This second step, used to quantitatively screen for potential impairment, compares the fair value of the reporting unit's goodwill with its carrying amount, including goodwill. The third step, employed for any reporting unit that fails the second step, is used to measure the amount of any potential impairment and compares the implied fair value of the reporting unit with the carrying amount of goodwill. If a reporting unit's carrying value is negative, the Company does not follow this three-step process. In this case, a qualitative evaluation is performed to determine whether it is more likely than not that the reporting unit's goodwill is impaired. If it is, the third step discussed above is performed to measure the amount of any potential impairment.

The second and third steps that the Company uses to evaluate goodwill for impairment involve the determination of the fair value of the Company's reporting units. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including the Company's interpretation of current economic indicators and market valuations, and assumptions about the Company's strategic plans with regard to its operations. Due to the uncertainties associated with such estimates, actual results could differ from such estimates.

In developing fair values for its reporting units, the Company may employ a market multiple or a discounted cash flow methodology, or a combination thereof. The market multiple methodology compares the Company to similar companies on the basis of risk characteristics to determine its risk profile relative to the comparable companies as a group. This analysis generally focuses on quantitative considerations, which include financial performance and other quantifiable data, and qualitative considerations, which include any factors which are expected to impact future financial performance. The most significant assumptions affecting the market multiple methodology are the market multiples used and control premium. A control premium represents the value an investor would pay above noncontrolling interest transaction prices in order to obtain a controlling interest in the respective company.

The discounted cash flow methodology establishes fair value by estimating the present value of the projected future cash flows to be generated from the reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The discounted cash flow methodology uses the Company's projections of financial performance. The most significant assumptions used in the discounted cash flow methodology are the discount rate, attrition rate and expected future revenue and operating margins, which vary among reporting units.

The Company also tests goodwill for impairment in interim periods if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Nonconsolidated Affiliates

In general, nonconsolidated investments in which the Company owns more than 20% of the common stock or otherwise exercises significant influence over the affiliate are accounted for under the equity method. The Company recognizes gains or losses upon the issuance of securities by any of its equity method investees. The Company reviews the value of equity method investments and records impairment charges in the statement of operations for any decline in value that is determined to be other-than-temporary.

Accounts Payable, Client Accounts

Accounts payable, client accounts consists of contractual amounts due to ticketing clients which includes the face value of tickets sold and the clients' share of convenience and order processing charges.

Income Taxes

The Company accounts for income taxes using the liability method in accordance with the FASB guidance for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting bases and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be realized or settled. Deferred tax assets are reduced by valuation allowances if the Company believes it is more likely than not that some portion of or the entire asset will not be realized. As all earnings from the Company's continuing foreign operations are permanently reinvested and not distributed, the Company's income tax provision does not include additional United States taxes on those foreign operations. It is not practical to determine the amount of federal and state income taxes, if any, that might become due in the event that the earnings were distributed.

The FASB guidance for income taxes prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The Company has established a policy of including interest related to tax loss contingencies in income tax expense (benefit).

Revenue Recognition

Revenue from the promotion and production of an event is recognized after the performance occurs upon settlement of the event. Revenue related to larger global tours is recognized after the performance occurs; however, any profits related to these tours, primarily related to music tour production and tour management services, is recognized after minimum revenue guarantee thresholds, if any, have been achieved. Revenue collected in advance of the event is recorded as deferred revenue until the event occurs. Revenue collected from sponsorships and other revenue, which is not related to any single event, is classified as deferred revenue and generally amortized over the operating season or the term of the contract. Membership revenue is recognized on a straight-line basis over the term of the membership.

Revenue from the Company's ticketing operations primarily consists of convenience and order processing fees charged at the time a ticket for an event is sold and is recorded on a net basis (net of the face value of the ticket). For tickets sold for events at the Company's owned and/or operated venues in the United States, and where the Company controls the tickets internationally, this revenue is recognized after the performance occurs upon settlement of the event. Revenue for the associated ticket fees collected in advance of the event is recorded as deferred revenue until the event occurs. These fees are shared between the Company's Ticketing segment and the Concerts segment. For tickets sold for events at third-party venues, the revenue is recognized at the time of the sale and is recorded by the Company's Ticketing segment.

For multiple element contracts, the Company allocates consideration to the multiple elements based on the relative selling price of each separate element which are determined using vendor specific objective evidence, third-party evidence or the Company's best estimate in order to assign relative fair values.

The Company accounts for taxes that are externally imposed on revenue producing transactions on a net basis, as a reduction of revenue.

Gross versus Net Revenue Recognition

The Company reports revenue on a gross or net basis based on management's assessment of whether the Company acts as a principal or agent in the transaction. To the extent the Company acts as the principal, revenue is reported on a gross basis. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company has the substantial risks and rewards of ownership under the terms of an arrangement. The Ticketing segment's revenue, which primarily consists of convenience charges and order processing fees from its ticketing operations, is recorded net of the face value of the ticket as the Company generally acts as an agent in these transactions.

Foreign Currency

Results of operations for foreign subsidiaries and foreign equity investees are translated into United States dollars using the average exchange rates during the year. The assets and liabilities of those subsidiaries and investees are translated into United States dollars using the exchange rates at the balance sheet date. The related translation adjustments are recorded in a separate component of stockholders' equity in accumulated OCI. Cumulative translation adjustments included in accumulated OCI were $(9.7) million and $(35.7) million as of December 31, 2012 and 2011, respectively. Foreign currency transaction gains and losses are included in the statements of operations. For the years ended December 31, 2012 and 2010, the Company recorded net foreign currency transaction gains of $1.4 million and $2.8 million, respectively. For the year ended December 31, 2011, the Company recorded net foreign currency transaction losses of $5.1 million. The Company does not have operations in highly inflationary countries.

Advertising Expense

The Company records advertising expense as it is incurred on an annual basis. Advertising expenses of $208.0 million, $200.5 million and $206.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, were recorded as a component of direct operating expenses. Advertising expenses of $21.6 million, $18.0 million and $14.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, were recorded as a component of selling, general and administrative expenses.

Direct Operating Expenses

Direct operating expenses include artist fees, show related marketing and advertising expenses, royalties paid to clients for a share of convenience and order processing fees, rent expense for events in third-party venues, credit card fees, telecommunications and data communication costs associated with the Company's call centers, commissions paid on tickets distributed through independent sales outlets away from the box office, and salaries and wages related to seasonal employees at the Company's venues along with other costs, including ticket stock and shipping. These costs are primarily variable in nature.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries and wages related to full-time employees, fixed rent, legal expenses and consulting along with other costs.

Depreciation and Amortization

The Company's depreciation and amortization is presented as a separate line item in the statements of operations. There is no depreciation or amortization included in direct operating expenses or selling, general and administrative expenses.

Non-cash and Stock-based Compensation

The Company follows the fair value recognition provisions in the FASB guidance for stock compensation. Stock-based compensation expense recognized during the year includes compensation expense for all share-based payments based on the grant date fair value estimated in accordance with the provisions in this guidance.

The fair value for options in Live Nation stock is estimated on the date of grant using the Black-Scholes option-pricing model. The fair value of the options is amortized to expense on a straight-line basis over the options' vesting period. Expected volatilities established prior to 2011 were based on similar companies' implied volatilities of traded options and historical volatilities since the Company's common stock did not have sufficient trading history to reasonably predict its own volatility. Starting in 2011, the Company uses an expected volatility based on an even weighting of its own traded options and historical volatility. The Company uses the simplified method for estimating the expected life within the valuation model which is the period of time that options granted are expected to be outstanding. The Company uses the simplified method as it does not believe its historical experience provides a reasonable basis with which to estimate the expected term due to the impact of a number of divestitures after the Separation, the varying vesting terms of awards issued since the Separation and the impact from the type and amount of awards converted pursuant to the Merger. The risk-free rate for periods within the expected life of the option is based on the United States Treasury note rate.

The fair value of restricted stock and restricted stock units is amortized to expense on a straight-line basis over the vesting period.

Acquisition Transaction Expenses

Acquisition transaction expenses consist of direct costs related to business combinations, such as legal and accounting transaction charges related to reviewing and closing an acquisition and also other legal costs directly tied to the transaction. These expenses also reflect changes in the fair value of accrued acquisition-related contingent consideration arrangements. The Company records transaction costs incurred in connection with the purchase or sale of a noncontrolling interest in a subsidiary, when control is maintained, as a deduction from equity in additional paid-in capital.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments, and assumptions that affect the amounts reported in the financial statements and accompanying notes including, but not limited to, legal, tax and insurance accruals, acquisition accounting and impairments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the 2011 consolidated financial statements to conform to the 2012 presentation. The Company has reclassified $35.4 million for the year ended December 31, 2011 in the results of operations for its reportable segments as an increase to revenue and direct operating expenses in the Ticketing segment with corresponding increases to Eliminations in order to properly break out intersegment revenues. There is no impact to the consolidated financial statements. Additionally, as of December 31, 2011, the Company reclassified $10.4 million from other long-term assets to long-term debt to properly reflect the debt discount related to the May 2010 senior secured credit facility.

Recent Accounting Pronouncements

Recently Adopted Pronouncements

In May 2011, the FASB issued guidance that improves comparability of fair value measurements presented and disclosed in financial statements. This guidance clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity's stockholders' equity, and (3) quantitative information required for fair value measurements categorized within Level 3. It also requires additional disclosure for Level 3 measurements regarding the sensitivity of the fair value to changes in unobservable inputs and any interrelationships between those inputs. The Company adopted this guidance on January 1, 2012 and the adoption of this guidance did not have a material effect on its financial position or results of operations.

In July 2012, the FASB issued guidance which gives companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired, and in some cases, bypass the two-step impairment test. This guidance is effective for annual and interim indefinite-lived intangible asset impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption of the new guidance is permitted. The Company adopted this guidance on October 1, 2012.

Recently Issued Pronouncements

In February 2013, the FASB issued guidance which requires companies to disclose additional information about reclassification adjustments, including (1) changes in accumulated other comprehensive income balances by component and (2) significant items reclassified out of accumulated other comprehensive income. The new disclosure requirements are to be applied prospectively and are effective for interim and annual periods beginning after December 15, 2012. The Company will adopt this guidance on January 1, 2013 and the adoption of this standard will not have a material effect on its financial position or results of operations.

NOTE 2—LONG-LIVED ASSETS

Property, Plant and Equipment

The Company tests for possible impairment of property, plant and equipment whenever events or circumstances change, such as a significant reduction in operating cash flow or a dramatic change in the manner that the asset is intended to be used indicate that the carrying amount of the asset may not be recoverable.

During each year presented, the Company reviewed the carrying value of certain property, plant and equipment that management determined would, more likely than not, be disposed of before the end of their previously estimated useful lives or had an indicator that future operating cash flows may not support their carrying value. It was determined that certain assets were impaired since the estimated undiscounted cash flows associated with the respective asset were less than its carrying value. For the years ended December 31, 2012, 2011 and 2010, the Company recorded an impairment charge of $4.3 million, $10.0 million and $16.4 million, respectively, as a component of depreciation and amortization. The 2012 impairment charge was primarily related to certain leasehold improvements and office furniture and equipment in the Artist Nation segment, an amphitheater in the Concerts segment and a theatrical theater in other operations. The 2011 impairment charge related to two amphitheaters, a music theater and a club in the Concerts segment. The 2010 impairment charge was primarily related to a *House of Blues* club in the Concerts segment and a theatrical theater in other operations. See Note 6—Fair Value Measurements for further discussion of the inputs used to determine the fair value.

Also during 2010, the Company recorded $4.5 million for acceleration of depreciation expense related to a change in estimate for the CTS ticketing platform assets that are no longer in use.

Definite-lived Intangibles

The Company has definite-lived intangible assets which are amortized over the shorter of either the respective lives of the agreements or the period of time the assets are expected to contribute to the Company's future cash flows. The amortization is recognized on either a straight-line or units of production basis. The following table presents the changes in the gross carrying amount and accumulated amortization of definite-lived intangible assets for the years ended December 31, 2012 and 2011:

	Revenue-generating contracts	Client / vendor relationships	Non-compete agreements	Venue management and leaseholds	Technology	Trademarks and naming rights	Other	Total
				(in thousands)				
Balance as of December 31, 2010:								
Gross carrying amount	$ 482,588	$ 365,344	$ 175,740	$ 115,225	$ 95,102	$ 23,998	$ 6,429	$ 1,264,426
Accumulated amortization	(112,575)	(30,314)	(68,833)	(30,878)	(11,797)	(9,522)	(3,239)	(267,158)
Net	370,013	335,030	106,907	84,347	83,305	14,476	3,190	997,268
Gross carrying amount:								
Acquisitions	51,477	(5,538)	(3,768)	3,828	8,814	2,578	13	57,404
Divestitures	-	(4,299)	(100)	-	-	-	-	(4,399)
Foreign exchange	(3,033)	(92)	(107)	(419)	(579)	(319)	(8)	(4,557)
Other (1)	11,394	(24,840)	-	(1,862)	-	(1,740)	(8)	(17,056)
	59,838	(34,769)	(3,975)	1,547	8,235	519	(3)	31,392
Accumulated amortization:								
Amortization expense	(64,497)	(45,178)	(25,558)	(10,379)	(20,127)	(8,525)	(953)	(175,217)
Divestitures	-	361	61	-	-	-	-	422
Foreign exchange	1,815	2	116	210	112	104	16	2,375
Other (1)	4,368	8,581	750	2,030	-	1,741	2	17,472
	(58,314)	(36,234)	(24,631)	(8,139)	(20,015)	(6,680)	(935)	(154,948)
Balance as of December 31, 2011:								
Gross carrying amount	542,426	330,575	171,765	116,772	103,337	24,517	6,426	1,295,818
Accumulated amortization	(170,889)	(66,548)	(93,464)	(39,017)	(31,812)	(16,202)	(4,174)	(422,106)
Net	371,537	264,027	78,301	77,755	71,525	8,315	2,252	873,712
Gross carrying amount:								
Acquisitions	23,428	72,856	3,000	-	(2,336)	5,764	-	102,712
Foreign exchange	5,443	(428)	98	1,487	423	498	26	7,547
Other (1)	(56,226)	(141,348)	(6,445)	-	-	(12,356)	-	(216,375)
	(27,355)	(68,920)	(3,347)	1,487	(1,913)	(6,094)	26	(106,116)
Accumulated amortization:								
Amortization expense	(80,220)	(114,611)	(25,276)	(12,482)	(21,244)	(2,620)	(459)	(256,912)
Foreign exchange	(2,748)	4	(77)	(392)	(239)	(211)	(17)	(3,680)
Other (1)	56,308	141,348	7,448	-	-	12,355	-	217,459
	(26,660)	26,741	(17,905)	(12,874)	(21,483)	9,524	(476)	(43,133)
Balance as of December 31, 2012:								
Gross carrying amount	515,071	261,655	168,418	118,259	101,424	18,423	6,452	1,189,702
Accumulated amortization	(197,549)	(39,807)	(111,369)	(51,891)	(53,295)	(6,678)	(4,650)	(465,239)
Net	$ 317,522	$ 221,848	$ 57,049	$ 66,368	$ 48,129	$ 11,745	$ 1,802	$ 724,463

(1) Other includes reclassifications between categories of definite-lived intangible assets resulting from the finalization of valuations and netdowns of fully amortized or impaired assets.

During 2012, the Company recorded definite-lived intangible assets totaling $102.7 million, primarily related to client/vendor relationships and revenue-generating contracts associated with the April 2012 acquisition of Coppel, a concert promotion business in Australia and New Zealand, the May 2012 acquisition of Cream, an electronic dance music festival promoter based in the United Kingdom and the purchase of rights to a festival held in Europe.

During 2011, the Company recorded definite-lived intangible assets totaling $57.4 million, primarily related to revenue-generating contracts and technology. Additions primarily related to the January 2011 acquisition of TGLP, a primary ticketing business in the Washington D.C. metro area, the April 2011 acquisition of Serviticket, a Spanish ticketing company, the October 2011 acquisition of LN-HS Concerts, a promoter in Southern California and the December 2011 acquisition of BigChampagne, a developer of technologies for collecting, analyzing and distributing media metrics.

The 2012 and 2011 additions to definite-lived intangible assets have weighted average lives as follows:

	Weighted Average Life (years)	
	2012	2011
Revenue-generating contracts	11	10
Client/vendor relationships	9	8
Non-compete agreements	3	3
Venue management and leaseholds	-	6
Technology	6	5
Trademarks and naming rights	10	-
All categories	9	9

During 2011, the Company recorded a divestiture of $4.4 million primarily relating to the sale of an artist management company.

The Company tests for possible impairment of definite-lived intangible assets whenever events or circumstances change, such as a significant reduction in operating cash flow or a dramatic change in the manner in which the asset is intended to be used which may indicate that the carrying amount of the asset may not be recoverable. During all years presented, the Company reviewed the carrying value of certain definite-lived intangible assets that management determined would not be renewed or that had an indicator that future operating cash flows may not support their carrying value. It was determined that certain assets were impaired since the estimated undiscounted cash flows associated with those assets were less than their carrying value. For the years ended December 31, 2012, 2011 and 2010, the Company recorded an impairment charge related to definite-lived intangible assets of $89.6 million, $14.1 million and $17.2 million, respectively, as a component of depreciation and amortization. The 2012 impairment charge primarily related to client/vendor relationship intangible assets in the Artist Nation segment and revenue-generating contracts and client/vendor relationships in the Concerts segment. The 2011 impairment charge related to intangible assets for client/vendor relationships, revenue-generating contracts and venue management and leaseholds in the Concerts segment. The 2010 impairment charge was primarily related to intangible assets for revenue-generating contracts and trademarks and naming rights in the Concerts segment. See Note 6—Fair Value Measurements for further discussion of these impairments and the inputs used to determine the fair value.

Total amortization expense from definite-lived intangible assets for the years ended December 31, 2012, 2011 and 2010 was $256.9 million, $175.2 million and $151.9 million, respectively. The increase in amortization expense for the year ended December 31, 2012 as compared to the prior year is primarily driven by amortization related to the impairment of intangible assets for client/vendor relationships and revenue-generating contracts, additional definite-lived intangibles acquired in the acquisitions noted above and $3.7 million related to the acceleration of amortization expense resulting from a change in the estimated useful life of a venue management and leaseholds intangible in the Concerts segment. The increase in amortization expense for the year ended December 31, 2011 as compared to the prior year is primarily driven by the additional definite-lived intangible assets obtained in the Merger, the acquisition of the remaining 49% interest in, and control of, LN-Haymon and the acquisitions of Ticketnet and Serviticket. Also adding to the increase in amortization expense for the year ended December 31, 2011 as compared to the prior year was a $6.1 million reduction to amortization expense in 2010 related to a non-cash gain on the settlement of a pre-existing relationship with LN-Haymon.

The following table presents the Company's estimate of amortization expense for each of the five succeeding fiscal years for definite-lived intangible assets that exist at December 31, 2012:

	(in thousands)
2013	$ 135,355
2014	$ 136,949
2015	$ 99,967
2016	$ 89,968
2017	$ 92,440

As acquisitions and dispositions occur in the future and the valuations of intangible assets for recent acquisitions are completed, amortization expense may vary.

Indefinite-lived Intangibles

The Company has indefinite-lived intangible assets which consist primarily of the intangible value related to trade names. These indefinite-lived intangible assets had a carrying value of $377.5 million and $377.2 million as of December 31, 2012 and 2011, respectively.

The Company tests for possible impairment of indefinite-lived intangible assets on at least an annual basis. During 2010, the Company determined that certain indefinite-lived intangible assets were impaired since the estimated fair value associated with those assets was less than its carrying value. For the year ended December 31, 2010, the Company recorded an impairment related to indefinite-lived intangible assets of $10.0 million, which is included in depreciation and amortization in the Ticketing segment. See Note 6—Fair Value Measurements for further discussion of the inputs used to determine the fair value. There were no impairment charges recorded for the years ended December 31, 2012 and 2011.

Goodwill

The following table presents the changes in the carrying amount of goodwill in each of the Company's reportable segments for the years ended December 31, 2012 and 2011:

	Concerts	Ticketing	Artist Nation	eCommerce	Sponsorship & Advertising	Other	Total
				(in thousands)			
Balance as of December 31, 2010:							
Goodwill	$ 375,487	$ 557,856	$ 267,992	$ 214,927	$ 80,056	$ 13,037	$ 1,509,355
Accumulated impairment losses	(269,902)	-	-	-	-	(13,037)	(282,939)
Net	105,585	557,856	267,992	214,927	80,056	-	1,226,416
Recast balances (1):							
Fair value approach	-	47,086	-	(214,927)	167,841	-	-
Recast Balance as of January 1, 2011:							
Goodwill	375,487	604,942	267,992	-	247,897	13,037	1,509,355
Accumulated impairment losses	(269,902)	-	-	-	-	(13,037)	(282,939)
Net	105,585	604,942	267,992	-	247,897	-	1,226,416
Acquisitions - current year	15,040	27,590	1,836	-	-	-	44,466
Acquisitions - prior year	2	2,956	(7,523)	-	-	-	(4,565)
Dispositions	-	-	(147)	-	-	-	(147)
Foreign exchange	(3,341)	(1,636)	-	-	(3,549)	-	(8,526)
Balance as of December 31, 2011:							
Goodwill	387,188	633,852	262,158	-	244,348	13,037	1,540,583
Accumulated impairment losses	(269,902)	-	-	-	-	(13,037)	(282,939)
Net	117,286	633,852	262,158	-	244,348	-	1,257,644
Acquisitions - current year	71,942	-	-	-	-	-	71,942
Acquisitions - prior year	-	2,380	4,542	-	-	-	6,922
Foreign exchange	9,761	1,410	120	-	10,028	-	21,319
Balance as of December 31, 2012:							
Goodwill	468,891	637,642	266,820	-	254,376	13,037	1,640,766
Accumulated impairment losses	(269,902)	-	-	-	-	(13,037)	(282,939)
Net	$ 198,989	$ 637,642	$ 266,820	$ -	$ 254,376	$ -	$ 1,357,827

(1) The beginning balance for the eCommerce segment has been recast to allocate goodwill to the Ticketing and Sponsorship & Advertising segments. The total consolidated amount remained unchanged.

Included in the current year acquisitions amount above for 2012 is $71.9 million of goodwill primarily related to the acquisitions of Coppel and Cream.

Included in the current year acquisitions amount above for 2011 is $44.5 million of goodwill primarily related to the acquisitions of Serviticket, LN-HS Concerts and BigChampagne.

Of the total amount of goodwill recognized in connection with the 2012 and 2011 acquisitions, none is expected to be deductible for tax purposes.

The Company reviews for possible impairment of goodwill annually. There was no impairment charge recorded for the years ended December 31, 2012, 2011 and 2010.

The Company is in the process of finalizing its acquisition accounting for recent smaller acquisitions which could result in a change to the relevant purchase price allocations including goodwill.

Long-Lived Asset Disposals

In January 2012, the Company completed the sale of an amphitheater in Ohio. In January 2011, the Company sold its 50% controlling interest in an artist management company. In May 2011, the Company completed the sale of the Selma amphitheater in Texas.

In connection with the Merger, the Company reached an agreement with the DOJ that Ticketmaster would divest its Paciolan ticketing business and, in March 2010, the Company completed this sale to Comcast-Spectacor, L.P. In December 2010, the Company also sold a music theater in Sweden and an indoor Latin/salsa event in the Netherlands.

The table below summarizes the asset and liability values at the time of disposal and the resulting gain or loss recorded.

Divested Asset	Segment	Gain (Loss) on Sale of Operating Assets	Current Assets	Noncurrent Assets	Current Liabilities	Noncurrent Liabilities
				(in thousands)		
2012 Divestiture						
Ohio amphitheater	Concerts	$ 444	$ -	$ 5,400	$ 444	$ -
2011 Divestiture						
Texas amphitheater	Concerts	$ 798	$ -	$ 3,206	$ -	$ -
Artist management company	Artist Nation	$ (1,264)	$ 3	$ 4,153	$ 119	$ -
2010 Divestiture						
Paciolan	Ticketing	$ (5,218)	$ 8,357	$ 33,492	$ 7,595	$ 6,364
Sweden music theater	Concerts	$ 3,094	$ (1,258)	$ 15,502	$ 3,847	$ -
Latin/salsa event	Concerts	$ (67)	$ 408	$ 8	$ 348	$ -

Discontinued Operations

For the year ended December 31, 2010, the Company reported $4.2 million of expense, net of tax, related to the 2009 sale of its remaining theatrical venues and operations in the United Kingdom.

Certain agreements relating to disposals of businesses provide for future contingent consideration to be paid to the Company based on the financial performance of the businesses sold. The Company will record additional amounts related to such contingent consideration, with a corresponding adjustment to gain (loss) on sale of operating assets, if and when it is determinable that the applicable financial performance targets will be met. The aggregate of these contingent considerations, if all existing performance targets are met, would not significantly impact the results of operations of the Company. The last contingency period for which the Company has outstanding contingent consideration is for the year ended December 31, 2013.

NOTE 3—ACQUISITIONS

During 2012, the Company completed its acquisitions of Coppel, Cream, HARD and other smaller acquisitions. These acquisitions were accounted for as business combinations under the acquisition method of accounting and were not considered significant on an individual basis or in the aggregate.

During 2011, the Company completed its acquisitions of TGLP, LN Ontario Concerts, Servíticket, Jeff Battaglia Management, LLC, Full Circle, LN-HS Concerts, T-Shirt Printers and BigChampagne. These acquisitions were accounted for as business combinations under the acquisition method of accounting and were not considered significant on an individual basis or in the aggregate.

Front Line

In the first quarter of 2011, the Company acquired all of the remaining equity interests of Front Line that it did not previously own in a series of transactions. As a result of these transactions, the Company was able to further simplify its operating structure and it has achieved or expects to achieve future savings through reduced cash taxes, noncontrolling interest distributions and other synergies.

Under the terms of the stock purchase agreement, the Company purchased all restricted and unrestricted shares of common stock of Front Line held by Irving Azoff and the Azoff Trust (collectively the "Azoff Sellers"), purchased all in-the-money options for common stock of Front Line held by the Azoff Sellers and purchased all shares of common stock of Front Line held by MSG. Irving Azoff was the Company's Executive Chairman and Chairman of the board of directors until his resignation as officer, director and employee of the Company on December 31, 2012. The Company also paid an amount equal to the 2010 dividend paid by Front Line to the Azoff Sellers and MSG, pro-rated for the period from January 1, 2011 through the closing date, and paid Mr. Azoff a contractually-owed tax gross-up associated with his restricted Front Line common stock and dividend. In total, under the stock purchase agreement, the Company paid $56.3 million in cash and $18.6 million in newly-issued shares of Live Nation common stock to the Azoff Sellers and $0.2 million in cash and $41.0 million in newly issued shares of Live Nation common stock to MSG. These shares were valued using the closing price of the Company's stock on the date of the transaction. Of the total shares of Live Nation stock issued, the Azoff Sellers received 1.8 million shares of common stock and MSG received 3.9 million shares of common stock.

As part of individual redemption agreements, the Company also purchased the remaining smaller holdings of outstanding Front Line restricted shares of common stock from other individuals for a total of $12.8 million in cash.

The shares purchased under all of these agreements had redemption features and, previous to these repurchases, the Azoff Sellers' and MSG's common shares and the Azoff Sellers' options were classified as redeemable noncontrolling interests and all of the remaining shares were classified as liabilities. All of these instruments were carried at their fair values and amounts paid as part of these agreements were recorded in the income statement to the extent they were in excess of the amount recorded on the balance sheet, with the exception of the unrestricted shares of common stock held by the Azoff Sellers and MSG which were accounted for as the acquisition of noncontrolling interests and the difference between the carrying value and settlement value was recorded in additional paid-in capital. Tax gross-up amounts paid were recorded in the income statement to the extent the amount paid exceeded the amount already accrued. As a result of the repurchases, the Company recorded $24.4 million in selling, general and administrative expenses in the first quarter of 2011, which is classified as stock-based compensation. Further, cash flows from financing activities reflects a $47.9 million use of cash and cash flows from operating activities reflects a $21.4 million use of cash as a result of these transactions. Total non-cash consideration was $59.6 million and is not included in the statement of cash flows.

Merger with Ticketmaster

Description of Transaction

In January 2010, Live Nation completed the merger of Ticketmaster with and into a wholly-owned subsidiary of Live Nation pursuant to the Merger Agreement. In connection with the Merger, each issued and outstanding share of Ticketmaster common stock was cancelled and converted into the right to receive 1.4743728 shares of Live Nation common stock plus cash in lieu of any fractional shares such that Ticketmaster stockholders received approximately 50.01% of the voting power of the combined company.

The combination of Live Nation and Ticketmaster was structured as a merger of equals. The Merger was accounted for as a business combination under the acquisition method of accounting in accordance with GAAP. Live Nation was the deemed "accounting acquirer" of Ticketmaster for accounting purposes.

Actual and Pro Forma Impact of Acquisition

The revenue, income from continuing operations and net income of Ticketmaster that are included in the Company's 2010 statement of operations since the Merger are detailed below. These amounts are not necessarily indicative of the results of operations that Ticketmaster would have realized if it had continued to operate as a stand-alone company during the period presented primarily due to the elimination of certain headcount and administrative costs since the Merger that are the result of synergy impacts or due to costs that are now reflected by the Company in its results of operations and not allocated to Ticketmaster.

		From the Merger Date through December 31, 2010
		(in thousands)
Revenue	$	1,246,546
Income from continuing operations	$	47,722
Net income attributable to common stockholders of Live Nation Entertainment, Inc.	$	47,124

The following unaudited pro forma information presents the consolidated results of Live Nation and Ticketmaster for the year ended December 31, 2010, with adjustments to give effect to pro forma events that are directly attributable to the Merger and have a continuing impact, as well as to exclude the impact of pro forma events that are directly attributable to the Merger and are one-time in nature. The unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations of future periods or the results of operations that actually would have been realized had the entities been a single company during the periods presented or the results that the combined company will experience after the Merger. The unaudited pro forma information does not give effect to the potential impact of current financial conditions, regulatory matters or any anticipated synergies, operating efficiencies or cost savings that may be associated with the Merger. The unaudited pro forma information also does not include any integration costs, dis-synergies or remaining future transaction costs that the companies may incur related to the Merger as part of combining the operations of the companies.

The unaudited pro forma consolidated results of operations for the year ended December 31, 2010, assuming the acquisition had occurred on January 1, 2009 are as follows:

		(in thousands)
Unaudited pro forma consolidated results:		
Revenue	$	5,089,110
Loss from continuing operations	$	(156,026)
Net loss attributable to common stockholders of Live Nation Entertainment, Inc.	$	(179,656)

The Company has incurred a total of $70.0 million of acquisition transaction expenses to date relating to the Merger, of which $1.2 million, $16.9 million and $17.0 million are included in the results of operations for the years ended December 31, 2012, 2011 and 2010, respectively. For the years ended December 31, 2012 and 2011, these expenses were primarily the result of litigation costs relating to the Merger. The Company has incurred a total of $3.0 million of equity issuance costs to date related to the Merger which have been recorded as a charge to additional paid-in capital, as a reduction of the otherwise determined fair value of the equity issued.

In connection with the Merger, the Company incurred severance costs of $8.1 million, $1.2 million and $0.1 million as a component of selling, general and administrative expenses in its Ticketing, Artist Nation and Sponsorship & Advertising segments, respectively, and $4.7 million as a component of corporate expenses for the year ended December 31, 2010. As of December 31, 2012 and 2011, the accrual balance for the Merger restructuring was $0.1 million and $0.4 million, respectively. The Company did not incur additional severance costs in 2012 or 2011.

NOTE 4—LONG-TERM DEBT

Long-term debt, which includes capital leases, at December 31, 2012 and 2011, consisted of the following:

	December 31, 2012	December 31, 2011
	(in thousands)	
May 2010 Senior Secured Credit Facility:		
Term loan A, net of unamortized discount of $0.9 million and $1.2 million at December 30, 2012 and 2011, respectively	$ 76,556	$ 86,341
Term loan B, net of unamortized discount of $14.1 million and $12.2 million at December 31, 2012 and 2011, respectively	863,370	773,773
Revolving credit facility	-	-
7% Senior Notes due 2020	225,000	-
8.125% Senior Notes due 2018	250,000	250,000
10.75% Senior Notes due 2016, plus unamortized premium of $18.7 million at December 31, 2011	-	305,649
2.875% Convertible Senior Notes due 2027, net of unamortized discount of $20.6 million and $32.4 million at December 31, 2012 and 2011, respectively	199,419	187,627
Other long-term debt	125,660	101,871
	1,740,005	1,705,261
Less: current portion	62,050	52,632
Total long-term debt, net	$ 1,677,955	$ 1,652,629

Future maturities of long-term debt at December 31, 2012 are as follows:

	(in thousands)
2013	$ 62,050
2014	263,241
2015	80,777
2016	875,113
2017	1,567
Thereafter	492,912
Total	1,775,660
Debt discount	(35,655)
Total including discount	$ 1,740,005

All long-term debt without a stated maturity date is considered current and is reflected as maturing in the earliest period shown in the table above. See Note 6—Fair Value Measurements for discussion of fair value measurement of the Company's long-term debt.

May 2010 Senior Secured Credit Facility

Pursuant to the terms of the Company's senior secured credit facility described below, subject to certain conditions, the Company had the right to increase its original term loan facilities by up to $300 million in the aggregate. In August 2012, the Company exercised the right and entered into an Incremental Term Loan Joinder Agreement that increased the existing term loan B borrowings by $100 million.

At December 31, 2012, the Company's senior secured credit facility, dated as of May 6, 2010, consists of (i) a $100 million term loan A with a maturity of five and one-half years, (ii) a $900 million term loan B with a maturity of six and one-half years and (iii) a $300 million revolving credit facility with a maturity of five years. In addition, subject to certain conditions, the Company has the right to increase such facilities by up to $200 million in the aggregate. The five-year revolving credit facility provides for borrowings up to the amount of the facility with sublimits of up to (i) $150 million to be available for the issuance of letters of credit, (ii) $50 million to be available for swingline loans and (iii) $100 million to be available for borrowings in foreign currencies. The senior secured credit facility is secured by a first priority lien on substantially all of the Company's domestic wholly-owned subsidiaries and on 65% of the capital stock of the Company's wholly-owned foreign subsidiaries.

The interest rates per annum applicable to loans under the senior secured credit facility are, at the Company's option, equal to either LIBOR plus 3.25% or a base rate plus 2.25%, subject to stepdowns based on the Company's leverage ratio. The interest rate for the term loan B is subject to a LIBOR floor of 1.5% and a base rate floor of 2.5%. The Company is required to pay a commitment fee of 0.5% per year on the undrawn portion available under the revolving credit facility and variable fees on outstanding letters of credit.

For the term loan A, the Company is required to make quarterly payments ranging from $1.25 million to $10 million with the balance due at maturity in November 2015. For the term loan B, the Company is now required to make quarterly payments of $2.25 million with the balance due at maturity in November 2016. The Company is also required to make mandatory prepayments of the loans under the credit agreement, subject to specified exceptions, from excess cash flow, and with the proceeds of asset sales, debt issuances and specified other events.

Based on the Company's outstanding letters of credit of $63.9 million, $236.1 million was available for future borrowings under the revolving credit facility.

7% Senior Notes

In August 2012, the Company issued $225 million of 7% senior notes due 2020. Interest on the notes is payable semi-annually in cash in arrears on March 1 and September 1 of each year, beginning on March 1, 2013, and the notes will mature on September 1, 2020. The Company may redeem some or all of the notes at any time prior to September 1, 2016 at a price equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest to the date of redemption, plus a 'make-whole' premium using a discount rate equal to the Treasury Rate plus 50 basis points. The Company may also redeem up to 35% of the notes from the proceeds of certain equity offerings prior to September 1, 2015, at a price equal to 107% of the principal amount, plus any accrued and unpaid interest. In addition, on or after September 1, 2016, the Company may redeem at its option some or all of the notes at redemption prices that start at 103.5% of their principal amount, plus any accrued and unpaid interest to the date of redemption. The Company must make an offer to redeem the notes at 101% of the aggregate principal amount, plus accrued and unpaid interest to the repurchase date, if it experiences certain defined changes of control.

The indentures governing the notes contain covenants that limit, among other things, the Company's ability, and the ability of its restricted subsidiaries, to incur certain additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of restricted subsidiaries to make payments to the Company; create certain liens; merge, consolidate or sell substantially all of the Company's assets; or enter into certain transactions with affiliates.

8.125% Senior Notes

In May 2010, the Company issued $250 million of 8.125% senior notes due 2018. Interest on the notes is payable semi-annually in cash in arrears on May 15 and November 15 of each year, beginning on November 15, 2010, and the notes will mature on May 15, 2018. The Company may redeem some or all of the notes at any time prior to May 15, 2014 at a price equal to 100% of the principal amount, plus any accrued and unpaid interest to the date of redemption, plus a 'make-whole' premium using a discount rate equal to the Treasury Rate plus 50 basis points. The Company may also redeem up to 35% of the notes from the proceeds of certain equity offerings prior to May 15, 2013, at a price equal to 108.125% of their principal amount, plus any accrued and unpaid interest. In addition, on or after May 15, 2014, the Company may redeem some or all of the notes at any time at redemption prices that start at 104.063% of their aggregate principal amount. The Company must also offer to redeem the notes at 101% of their principal amount, plus accrued and unpaid interest to the repurchase date, if it experiences certain kinds of changes of control.

2.875% Convertible Senior Notes

In July 2007, the Company issued $220 million of convertible senior notes due 2027. The notes pay interest semiannually at a rate of 2.875% per annum. Beginning with the period commencing on July 20, 2014 and ending on January 14, 2015, and for each of the interest periods commencing thereafter, the Company will pay contingent interest on the notes if the average trading price of the notes during the five consecutive trading days ending on the second trading day immediately preceding the first day of the applicable interest period equals or exceeds 120% of the principal amount of the notes. The contingent interest payable per note will equal 0.25% per year of the average trading price of such note during the applicable five trading-day reference period, payable in arrears. The notes will be convertible, under certain circumstances, at an initial conversion rate of 36.8395 shares per $1,000 principal amount of notes, which represents a 27.5% conversion premium based on the last reported sale price of $21.29 per share on July 10, 2007. Upon conversion, the notes may be settled in shares of Live Nation common stock or, at the Company's election, cash or a combination of cash and shares of Live Nation common stock. Assuming the Company fully settled the notes in shares, the maximum number of shares that could be issued to satisfy the conversion is 8.1 million.

Holders of the 2.875% convertible senior notes may require the Company to purchase for cash all or a portion of their notes on July 15, 2014, July 15, 2017 and July 15, 2022 at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, subject to specified additional conditions. In addition, if the Company experiences a fundamental change, as defined in the indenture governing the notes, holders may require the Company to purchase for cash all or a portion of their notes, subject to specified exceptions, at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, if any. Due to its legal structure, the Merger was not considered a fundamental change under these covenants.

On or after July 20, 2014, the Company may redeem all or a portion of the notes for cash at a price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest, if any.

As of December 31, 2012 and 2011, the carrying amount of the equity component of the notes was $73.0 million. As of December 31, 2012 and 2011, the principal amount of the liability component (face value of the notes) was $220.0 million in each of the respective periods. As of December 31, 2012 the remaining period over which the discount will be amortized is approximately two years. At December 31, 2012, the value of the notes, if converted and fully settled in shares, does not exceed the principal amount of the notes. For the years ended December 31, 2012, 2011 and 2010, the effective interest rate on the liability component of the notes was 9.7%. The following table summarizes the amount of pre-tax interest cost recognized on the notes:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Interest cost recognized relating to:			
Contractual interest coupon	$ 6,325	$ 6,325	$ 6,325
Amortization of debt discount	11,792	10,700	9,710
Amortization of debt issuance costs	703	703	703
Total interest cost recognized on the notes	$ 18,820	$ 17,728	$ 16,738

See Note 5—Derivative Instruments for discussion on the accounting for derivative instruments embedded within the 2.875% convertible senior notes.

Other Long-term Debt

Other long-term debt is comprised of capital leases of $12.4 million and notes payable and other debt of $113.3 million, including debt to noncontrolling interest partners of $24.5 million, debt related to the redevelopment of the O_2 Dublin of $13.0 million, $40.4 million of long-term debt for AMG which consists of term loans and shareholder loan notes and $31.1 million of long-term debt for the Company's Australian operations. Total notes payable consist primarily of seventeen notes with interest rates ranging from 0.4% to 11.0% and maturities of up to nine years.

Debt Extinguishment

In August 2012, the proceeds from the issuance of the 7% senior notes and increased term loan B borrowings were used to repay all of the Company's outstanding 10.75% senior notes with a principal amount of $287 million, to pay related redemption premium and accrued interest of $19.5 million and to pay related fees and expenses of $6.1 million, leaving $12.4 million in additional cash available for general corporate purposes. The gain on extinguishment of debt resulting from these transactions was not significant.

The December 2005 senior secured credit facility and the Ticketmaster senior secured credit facility were paid in full in May 2010 with proceeds from the May 2010 senior secured credit facility and the issuance of the 8.125% senior notes. In addition, the interest rate swap agreements affiliated with the December 2005 senior secured credit facility were settled in conjunction with the termination of the prior credit facility. See Note 5—Derivative Instruments for further discussion of the interest rate swap settlements. Also, the Company converted the existing preferred stock of one of its subsidiaries with an aggregate liquidation preference of $40 million into the right to receive a cash payment of the outstanding principal and a make-whole payment to compensate the holders for their interest through maturity and settled this obligation. The preferred stock accrued dividends at 13% per annum and was mandatorily redeemable on December 21, 2011. Finally, the Company expensed the deferred debt issuance costs associated with the December 2005 senior secured credit facility and preferred stock. The Company recorded a total of $21.2 million for the loss on extinguishment of debt in the second quarter of 2010.

December 2005 Senior Secured Credit Facility

The Company had a senior secured credit facility that was entered into in December 2005 which consisted of term loans totaling $550 million and a $285 million revolving credit facility. Under the senior secured credit facility, revolving loans bore interest at an annual rate of LIBOR plus 2.25% and term loans bore interest at an annual rate of LIBOR plus 3.25%.

The interest rate paid on the Company's $285 million, multi-currency revolving credit facility depended on its total leverage ratio. In addition to paying interest on outstanding principal under the credit facility, the Company was required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments. The Company was also required to pay customary letter of credit fees, as necessary.

Ticketmaster Senior Secured Credit Facility

As part of the Merger, the Company acquired the Ticketmaster senior secured credit facility, which consisted of a $100 million term loan A, a $350 million term loan B and a $200 million revolving credit facility.

The interest rates per annum applicable to loans under the Ticketmaster senior secured credit facility at the Merger date were a base rate plus an applicable margin in the case of term loan A and the revolving credit facility and 4.5% per annum plus LIBOR for term loan B. The base rate was the greater of (i) the prime rate as quoted from time to time by JPMorgan Chase Bank, N.A. or (ii) the Federal Funds rate plus 0.5%. At the Merger date, the base rate was 2.5%.

Debt Covenants

The Company's senior secured credit facility, which was entered into in May 2010, and further amended in June 2012, contains a number of covenants and restrictions that, among other things, require the Company to satisfy certain financial covenants and restrict the Company's and its subsidiaries' ability to incur additional debt, make certain investments and acquisitions, repurchase its stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of its business, enter into sale-leaseback transactions, transfer and sell material assets, merge or consolidate, and pay dividends and make distributions (with the exception of subsidiary dividends or distributions to the parent company or other subsidiaries on at least a pro-rata basis with any noncontrolling interest partners). Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the credit facility becoming immediately due and payable. The senior secured credit facility agreement has two covenants measured quarterly that relate to total leverage and interest coverage. The consolidated total leverage covenant requires the Company to maintain a ratio of consolidated total debt to consolidated EBITDA (both as defined in the credit agreement) of 4.5x over the trailing four consecutive quarters through December 31, 2013. The total leverage ratio will reduce to 4.25x on March 31, 2014, 4.0x on March 31, 2015, and 3.75x on March 31, 2016. The consolidated interest coverage covenant requires us to maintain a minimum ratio of consolidated EBITDA to consolidated interest expense (both as defined in the credit agreement) of 3.0x over the trailing four consecutive quarters.

The indentures governing the 7% senior notes and the 8.125% senior notes contain covenants that limit, among other things, the Company's ability and the ability of its restricted subsidiaries to incur certain additional indebtedness and issue preferred stock; make certain distributions, investments and other restricted payments; sell certain assets; agree to any restrictions on the ability of restricted subsidiaries to make payments to the Company; merge, consolidate or sell all of the Company's assets; create certain liens; and engage in transactions with affiliates on terms that are not arm's length. Certain covenants, including those pertaining to incurrence of indebtedness, restricted payments, asset sales, mergers and transactions with affiliates will be suspended during any period in which the notes are rated investment grade by both rating agencies and no default or event of default under the indentures has occurred and is continuing. The 7% senior notes and the 8.125% senior notes each contain two incurrence-based financial covenants, as defined, requiring a minimum fixed charge coverage ratio of 2.0 to 1.0 and a maximum secured indebtedness leverage ratio of 2.75 to 1.0.

Some of the Company's other subsidiary indebtedness includes restrictions on entering into various transactions, such as acquisitions and disposals, and prohibits payment of ordinary dividends. They also have financial covenants including minimum consolidated EBITDA to consolidated net interest payable, minimum consolidated cash flow to consolidated debt service and maximum consolidated debt to consolidated EBITDA, all as defined in the applicable debt agreements.

At December 31, 2012, the Company was in compliance with all debt covenants. The Company expects to remain in compliance with all of these covenants throughout 2013.

NOTE 5—DERIVATIVE INSTRUMENTS

The Company primarily uses forward currency contracts and options to reduce its exposure to foreign currency risk associated with short-term artist fee commitments. The Company also enters into forward currency contracts to minimize the risks and/or costs associated with changes in foreign currency rates on forecasted operating income and short-term intercompany loans. At December 31, 2012 and 2011, the Company had forward currency contracts and options outstanding with notional amounts of $100.0 million and $32.5 million, respectively. These instruments have not been designated as hedging instruments. Any change in fair value is reported in earnings during the period of the change. The Company's foreign currency derivative activity, including the related fair values, are not material to any period presented.

Additionally, the Company has entered into certain interest rate swaps and cap agreements to limit its exposure to variable interest rates, related to portions of the Company's outstanding debt, some of which have been designated as cash flow hedges. At December 31, 2012 and 2011, the Company had interest rate swaps and cap agreements outstanding with notional amounts of $133.8 million and $131.0 million, respectively. In May 2010, in conjunction with the refinancing of certain of its debt arrangements, the Company settled three interest rate swap agreements, one of which was designated as a cash flow hedge, that were associated with the term loans under the Company's December 2005 senior secured credit facility. The Company recognized expense of $4.5 million for the settlement of the interest rate swap agreements as a component of loss on extinguishment of debt. Excluding the debt extinguishment settlements, the Company's interest rate swaps and cap activity, including the related fair values, are not material to any period presented.

As of December 31, 2012 and 2011, there is no ineffective portion or amount excluded from effectiveness testing for derivatives designated as cash flow hedging instruments.

The Company's 2.875% convertible senior notes issued in July 2007 include certain provisions which are bifurcated from the notes and accounted for as derivative instruments. At the date of issuance and as of December 31, 2012 and 2011, the fair value of these provisions was considered to be de minimis.

The Company does not enter into derivative instruments for speculation or trading purposes and does not anticipate any significant recognition of derivative activity through the income statement in the future related to the instruments currently held. See Note 6—Fair Value Measurements for further discussion and disclosure of the fair values for the Company's derivative instruments.

NOTE 6—FAIR VALUE MEASUREMENTS

The Company currently has various financial instruments carried at fair value, such as marketable securities, derivatives and contingent consideration, but does not currently have nonfinancial assets and nonfinancial liabilities that are required to be measured at fair value on a recurring basis. The Company's financial assets and liabilities are measured using inputs from all levels of the fair value hierarchy as defined in the FASB guidance for fair values. For this categorization, only inputs that are significant to the fair value are considered. The three levels are defined as follows:

Level 1—Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that can be accessed at the measurement date.

Level 2—Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.) and inputs that are derived principally from or corroborated by observable market data by correlation or other means (i.e., market corroborated inputs).

Level 3—Unobservable inputs that reflect assumptions about what market participants would use in pricing the asset or liability. These inputs would be based on the best information available, including the Company's own data.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be measured at fair value on a recurring basis, as of December 31, 2012 and 2011, which are classified on the balance sheets as cash and cash equivalents, other current assets, other long-term assets, other current liabilities and other long-term liabilities:

	Fair Value Measurements at December 31, 2012				Fair Value Measurements at December 31, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in thousands)				(in thousands)			
Assets:								
Cash equivalents	$ 61,996	-	$ -	$ 61,996	$ 138,537	$ -	$ -	$ 138,537
Forward currency contracts	-	81	-	81	-	355	-	355
Interest rate cap	-	-	-	-	-	7	-	7
Stock options	-	-	204	204	-	-	1,060	1,060
Total	$ 61,996	$ 81	$ 204	$ 62,281	$ 138,537	$ 362	$ 1,060	$ 139,959
Liabilities:								
Interest rate swaps	$ -	$ 2,811	$ -	$ 2,811	$ -	$ 3,037	$ -	$ 3,037
Forward currency contracts	-	625	-	625	-	-	-	-
Contingent consideration	-	-	6,718	6,718	-	-	8,363	8,363
Total	$ -	$ 3,436	$ 6,718	$ 10,154	$ -	$ 3,037	$ 8,363	$ 11,400

Cash equivalents consist of money market funds. Fair values for cash equivalents are based on quoted prices in an active market. Fair values for forward currency contracts are based on observable market transactions of spot and forward rates. Fair values for the interest rate swaps and the interest rate cap are based on inputs corroborated by observable market data with similar tenors.

The Company has certain contingent consideration obligations related to acquisitions which are measured at fair value using Level 3 inputs. The amounts due to the sellers are based on the achievement of agreed-upon financial performance metrics by the acquired companies where the contingent obligation is either earned or not earned. The Company records the liability at the time of the acquisition based on management's best estimates of the future results of the acquired companies compared to the agreed-upon metrics. Subsequent to the date of acquisition, the Company updates the original valuation to reflect current projections of future results of the acquired companies and the passage of time. Accretion of, and changes in the valuations of contingent consideration are reported in acquisition transaction expenses. During the year ended December 31, 2012, the Company recognized a decrease of $1.6 million for its contingent consideration obligations primarily due to changes in earnings from artist relationships and a payment of an obligation. During the year ended December 31, 2011, the Company recognized a decrease of $7.6 million for its contingent consideration obligations primarily driven by a reduction in earnings from certain artist relationships and the timing of key artist tours partially offset by a new contingent obligation resulting from the acquisition of LN-HS Concerts. See Note 7—Commitments and Contingent Liabilities for additional information related to the contingent payments.

The Company has stock options in a company that became publicly-traded in the third quarter of 2011 which are measured at fair value using Level 3 inputs. The stock options were received as consideration in connection with a licensing agreement entered into by a subsidiary of the Company and became fully-vested in the second quarter of 2011. The Company has recorded an asset for these options which was valued using the Black-Scholes option pricing model. The Company has recorded revenue based on the valuation of the options as of the measurement date, which was the vesting date. The changes in the valuation after the measurement date are recorded in other expense (income), net.

Due to the short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximated their fair values at December 31, 2012 and 2011.

The Company's outstanding debt held by third-party financial institutions is carried at cost, adjusted for premiums or discounts. The Company's debt is not publicly-traded and the carrying amounts typically approximate fair value for the Company's debt that accrues interest at a variable rate, which are considered to be Level 2 inputs. The estimated fair values of the 7% senior notes, the 8.125% senior notes and the 2.875% convertible senior notes were $236.3 million, $273.4 million and $219.4 million at December 31, 2012, respectively. The estimated fair values of the 8.125% senior notes, the 10.75% senior notes and the 2.875% convertible senior notes were $243.3 million, $306.4 million and $193.6 million at December 31, 2011, respectively. See Note 4—Long-term Debt for discussion of the issuance of the 7% senior notes and redemption of the 10.75% senior notes. The estimated fair value of the

Company's third-party fixed-rate debt is based on quoted market prices in active markets for the same or similar debt, which are considered to be Level 2 inputs. The Company has fixed rate debt held by noncontrolling interest partners with a face value of $24.5 million and $26.0 million at December 31, 2012 and 2011, respectively. The Company is unable to determine the fair value of this debt.

The following table shows the fair value of the Company's financial assets that have been adjusted to fair value on a non-recurring basis which had a significant impact on the Company's results of operations for the years ended December 31, 2012 and 2011:

Description	Fair Value Measurement As Of December 31	Fair Value Measurements Using			Total Losses
		Level 1	Level 2	Level 3	
		(in thousands)			
2012 Impairments					
Property, plant and equipment	$ 5,983	$ -	$ 5,983	$ -	$ 4,266
Definite-lived intangible assets, net	$ 90,176	$ -	$ -	$ 90,176	89,584
2012 Total					$ 93,850
2011 Impairments					
Property, plant and equipment	$ 5,400	$ -	$ 5,400	$ -	$ 10,030
Definite-lived intangible assets, net	$ 44,585	$ -	$ -	$ 44,585	14,103
2011 Total					$ 24,133

During 2012, 2011 and 2010, the Company recorded an impairment charge of $4.3 million, $10.0 million and $16.4 million, respectively, as a component of depreciation and amortization for certain property, plant and equipment. The 2012 impairment charge was primarily related to certain leasehold improvements and office furniture and equipment in the Artist Nation segment, an amphitheater in the Concerts segment and a theatrical theater in other operations. The 2011 impairment charge related to two amphitheaters, a music theater and a club in the Concerts segment. The 2010 impairment charge was primarily related to a club in the Concerts segment and a theatrical theater in other operations. It was determined that these assets were impaired since the estimated undiscounted future cash flows associated with the respective asset were less than its carrying value. These cash flows were calculated using the estimated sale values for the assets being sold and/or operating cash flows, all of which were discounted to approximate fair value. The estimated sale values and operating cash flows used for these non-recurring fair value measurements are considered Level 2 and Level 3 inputs, respectively.

During 2012, 2011 and 2010, the Company recorded impairments related to definite-lived intangible assets of $89.6 million, $14.1 million and $17.2 million, respectively, as a component of depreciation and amortization. The 2012 impairment charge was primarily related to intangible assets for client/vendor relationships in the Artist Nation segment and revenue-generating contracts and client/vendor relationships in the Concerts segment. The 2011 impairment charge related to intangible assets for client/vendor relationships, revenue-generating contracts and venue management and leaseholds in the Concerts segment. The 2010 impairment charge was primarily related to intangible assets for revenue-generating contracts and trademarks and naming rights in the Concerts segment. In all cases it was determined that these assets were impaired since the most recent estimated undiscounted future cash flows associated with the respective assets fell to levels below their carrying values. These impairments were then calculated using operating cash flows which were discounted to approximate fair value. The key inputs in these calculations include future cash flow projections, including revenue and profit margins, attrition rates as applicable, and, for the fair value computation, a discount rate. The key inputs used for these non-recurring fair value measurements are considered Level 3 inputs.

During 2010, the Company recorded an impairment related to indefinite-lived intangible assets of $10.0 million, as a component of depreciation and amortization in the Ticketing segment. It was determined that certain indefinite-lived intangible assets were impaired since the estimated fair value associated with those assets was less than its carrying value. The fair value of these assets was calculated using a relief-from royalty method. The relief-from royalty method applied a royalty rate to the projected earnings attributable to the indefinite-lived intangible assets. The projected earnings used for these non-recurring fair value measurements are considered Level 3 inputs. There was no impairment charge recorded for the years ended December 31, 2012 and 2011 related to indefinite-lived intangible assets.

During 2010, the Company recorded impairments related to certain artist advances of $13.4 million as a component of direct operating expenses in the Concerts segment. It was determined that the recoverability of certain artist advances was uncertain since the estimated undiscounted future cash flows associated with those advances were less than their carrying value. These cash flows were calculated using operating cash flows which were discounted to approximate fair value. The operating cash flows used for these non-recurring fair value measurements are considered Level 3 inputs.

NOTE 7—COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases office space, certain equipment and many of its concert venues. Some of the lease agreements contain renewal options and annual rental escalation clauses (generally tied to the consumer price index), as well as provisions for the payment of utilities and maintenance by the Company. The Company also has non-cancelable contracts related to minimum performance payments with various artists and other event-related costs. In addition, the Company has commitments relating to additions to property, plant, and equipment under certain construction commitments for facilities and venues.

As of December 31, 2012, the Company's future minimum rental commitments under non-cancelable operating lease agreements with terms in excess of one year, minimum payments under non-cancelable contracts in excess of one year and capital expenditure commitments consist of the following:

	Non-cancelable Operating Leases	Non-cancelable Contracts	Capital Expenditures
		(in thousands)	
2013	$ 118,892	$ 728,504	$ 3,225
2014	114,355	139,508	25
2015	109,639	116,899	25
2016	107,893	80,446	25
2017	98,040	38,039	25
Thereafter	1,415,977	19,629	250
Total	$ 1,964,796	$ 1,123,025	$ 3,575

Commitment amounts for non-cancelable operating leases and non-cancelable contracts which stipulate an increase in the commitment amount based on an inflationary index have been estimated using an inflation factor of 2.5% for North America, 3.1% for the United Kingdom and 2.1% for the Netherlands.

Aggregate minimum rentals of $87.3 million to be received in years 2013 through 2023 under non-cancelable subleases are excluded from the commitment amounts in the above table.

Total rent expense charged to operations for 2012, 2011 and 2010 was $145.2 million, $128.7 million and $128.0 million, respectively. In addition to the minimum rental commitments included in the table above, the Company has leases that contain contingent payment requirements for which payments vary depending on revenue, tickets sold or other variables. Contingent rent expense charged to operations for 2012, 2011 and 2010 was $30.0 million, $17.0 million and $20.1 million, respectively. The above table above does not include contingent rent or rent expense for events in third-party venues.

In connection with asset and business disposals, the Company generally provides indemnifications to the buyers including claims resulting from employment matters, commercial claims and governmental actions that may be taken against the assets or businesses sold. Settlement of these claims is subject to various statutory limitations that are dependent upon the nature of the claim. As of December 31, 2012 and 2011, the balance for these indemnifications for asset and business disposals was $0.7 million and $7.6 million, respectively.

Certain agreements relating to acquisitions that occurred prior to the adoption in January 2009 of the new FASB guidance for business combinations provide for purchase price adjustments and other future contingent payments based on the financial performance of the acquired companies. The Company will accrue additional amounts related to such contingent payments, which were part of business combinations, with a corresponding adjustment to goodwill, if and when it is determinable that the applicable financial performance targets will be met. The aggregate of these contingent payments, if all performance targets are met, would not significantly impact the financial position of the Company. The last contingency period for which the Company has an outstanding contingent earn-out payment is for the period ending December 2017.

The Company also has certain contingent obligations related to acquisitions made after the adoption in January 2009 of the FASB guidance for business combinations. In accordance with the current guidance, contingent consideration associated with business combinations must be recorded at its fair value at the time of the acquisition and reflected at current fair value for each subsequent reporting period thereafter until settled. The Company records these fair value changes in its statements of operations as acquisition transaction expenses. The contingent consideration is generally subject to payout following the achievement of future performance targets and some may be payable in 2013. As of December 31, 2012, the Company has accrued $2.5 million in other current liabilities and $4.2 million in other long-term liabilities and, as of December 31, 2011, the Company had accrued $1.5 million in other current liabilities and $6.9 million in other long-term liabilities representing the fair value of these estimated earn-out arrangements. The last contingency period for which the Company has an outstanding contingent earn-out payment is for the period ending December 2017. See Note 6—Fair Value Measurements for further discussion related to the valuation of the earn-out payments.

In addition, the Company has certain contingent obligations related to acquisitions where the Company does not consolidate the entity, but rather accounts for the investee under the equity method of accounting. If, at acquisition, the fair value of the Company's share of net assets exceeds the Company's initial cost, the maximum amount of contingent consideration that could be paid is recorded up to that excess amount. When the contingency is resolved, any difference between the amount recorded and the settlement is recorded as an adjustment to the investment account. The aggregate of contingent payments associated with equity method investments, if all performance targets are met, would not significantly impact the financial position of the Company. As of December 31, 2011, the Company had accrued $3.9 million in other long-term liabilities for these estimated earn-out arrangements. There were no contingent obligations related to investees accounted for under the equity method of accounting accrued at December 31, 2012.

Certain agreements relating to acquisitions provide for deferred purchase consideration payments at future dates. A liability is established at the time of the acquisition for these fixed payments. For obligations payable at a date greater than twelve months from the acquisition date, the Company applies a discount rate to present value the obligations. As of December 31, 2011, the Company had accrued $7.1 million in other current liabilities and $2.6 million in other long-term liabilities related to these deferred purchase consideration payments. These deferred purchase consideration liabilities were settled during 2012.

During 2006, in connection with the Company's acquisition of Historic Theatre Group, the Company guaranteed obligations related to a lease agreement. In the event of default, the Company could be liable for obligations through the end of 2035 which have future lease payments (undiscounted) of approximately $23.1 million as of December 31, 2012. The scheduled future minimum rentals for this lease for the years 2013 through 2017 are $1.6 million each year. The venues under the lease agreement were included in the sale of the Company's North American theatrical business. The buyer has assumed the Company's obligations under the guaranty, however the Company remains contingently liable to the lessor. The Company believes that the likelihood of a material liability being triggered under this lease is remote, and no liability has been accrued for these contingent lease obligations as of December 31, 2012.

As of December 31, 2012 and 2011, the Company guaranteed the debt of third parties of approximately $12.7 million and $13.1 million, respectively, primarily related to maximum credit limits on employee and tour-related credit cards and obligations under a venue management agreement.

Litigation

CTS Arbitration

Live Nation Worldwide, Inc., ("Live Nation Worldwide") and CTS were parties to an agreement (the "CTS Agreement"), pursuant to which CTS was to develop and Live Nation Worldwide licensed or agreed to use ticketing software or ticketing platforms. Under the agreement, CTS was to develop software to be licensed to Live Nation Worldwide to provide ticketing services in the United States and Canada. The CTS Agreement also generally required Live Nation Worldwide to use CTS's ticketing platforms in certain European countries so long as CTS's existing platforms were appropriately modified to meet local market conditions. In June 2010, Live Nation Worldwide terminated the CTS Agreement because CTS materially breached the agreement by failing to deliver a North American ticketing system that met the contractual requirements of being a "world class ticketing system . . . that fits the needs of the North American market," and by failing to deliver a ticketing system for the United Kingdom and other European countries that fit the needs of those markets as required by the CTS Agreement.

For North America, had CTS performed on the CTS Agreement, it would have been generally entitled to receive, during the then 10-year term of the CTS Agreement, a per ticket license fee upon the sale of certain tickets that Live Nation Worldwide or any of certain of its subsidiaries (collectively, the "Live Nation Worldwide entities") controlled and had the right to distribute by virtue of certain promotion and venue management relations. This per ticket fee for events in North America was payable to CTS regardless of whether the Live Nation Worldwide entities chose to use the CTS ticketing platform, Ticketmaster's ticketing platform or another ticketing platform for the sale of such controlled tickets. For events in certain European countries, not including the United Kingdom, Live Nation Worldwide generally was required, during a 10-year term, to exclusively book on the CTS ticketing platform all tickets that the Live Nation Worldwide entities had the right to distribute (or, to the extent other ticketing platforms were used, Live Nation Worldwide was generally required to pay to CTS the same fee that would have been payable had the CTS platform been used). For events in the United Kingdom, Live Nation Worldwide was required, for a 10-year term, to (i) book on the CTS ticketing platform all tickets controlled by Live Nation Worldwide entities that were not allocated by Live Nation Worldwide for sale through other sales channels and (ii) to offer for sale on the CTS UK website a portion of the tickets controlled by the Live Nation Worldwide entities. Finally, the CTS Agreement obligated Live Nation Worldwide and CTS to negotiate a set of noncompete agreements that, subject to legal restrictions, could have precluded Live Nation Worldwide from offering primary market ticketing services to third parties in certain European countries during the term of the CTS Agreement.

In April 2010, CTS filed a request for arbitration with the International Court of Arbitration of the International Chamber of Commerce ("ICC"), pursuant to the CTS Agreement. In its request for arbitration, CTS asserts, among other things, that (i) the terms of the CTS Agreement, including the North America per ticket license fee, European exclusivity obligations and United Kingdom distribution obligations described above, apply to tickets sold and distributed by Ticketmaster, (ii) Ticketmaster's sales and distribution of tickets following the completion of the Merger have resulted in various breaches of Live Nation Worldwide's obligations under the CTS Agreement, (iii) Live Nation has failed to allocate the proper number of tickets to CTS's system in the United Kingdom and (iv) the Merger and the Company's subsequent actions have breached the implied covenant of good faith and fair dealing. In its request for arbitration, CTS seeks relief in the form of a declaration that Live Nation and Live Nation Worldwide are in breach of the CTS Agreement and the implied covenant of good faith and fair dealing, specific performance of Live Nation Worldwide's obligations under the CTS Agreement, and unspecified damages resulting from such breaches. In March 2011, CTS provided further specifications on its claims and purported damages, including a claim for royalties that would have been paid over the contemplated 10-year term of the CTS Agreement and on Ticketmaster-controlled tickets (as well as tickets controlled by Live Nation Worldwide or any of certain of its subsidiaries).

In May 2010, the Company responded to CTS's request for arbitration and filed counterclaims asserting that CTS breached the CTS Agreement by failing to provide ticketing platforms that met the standard required by the CTS Agreement for the North American and European markets. The Company is seeking relief primarily in the form of damages and a declaration that the Company validly terminated the CTS Agreement based on CTS's material breaches. The Company denies that CTS is entitled to collect damages for royalties that would have been paid over the full 10-year term of the CTS Agreement or on Ticketmaster-controlled tickets. The matter has been assigned to an arbitrator, and hearings were conducted in the summer and fall of 2011. A decision from the arbitrator is currently expected by spring of 2013. While the Company does not believe that a loss is probable of occurring at this time, if the arbitrator rules against the Company on any or all claims, the amounts at stake could be substantial. Considerable uncertainty remains regarding the validity of the claims and damages asserted against the Company. As a result, the Company is currently unable to estimate the possible loss or range of loss for this matter. The Company intends to continue to vigorously defend the action.

Ticketing Fees Consumer Class Action Litigation

In October 2003, a putative representative action was filed in the Superior Court of California challenging Ticketmaster's charges to online customers for shipping fees and alleging that its failure to disclose on its website that the charges contain a profit component is unlawful. The complaint asserted a claim for violation of California's Unfair Competition Law ("UCL") and sought restitution or disgorgement of the difference between (i) the total shipping fees charged by Ticketmaster in connection with online ticket sales during the applicable period, and (ii) the amount that Ticketmaster actually paid to the shipper for delivery of those tickets. In August 2005, the plaintiffs filed a first amended complaint, then pleading the case as a putative class action and adding the claim that Ticketmaster's website disclosures in respect of its ticket order processing fees constitute false advertising in violation of California's False Advertising Law. On this new claim, the amended complaint seeks restitution or disgorgement of the entire amount of order processing fees charged by Ticketmaster during the applicable period. In April 2009, the Court granted the plaintiffs' motion for leave to file a second amended complaint adding new claims that (a) Ticketmaster's order processing fees are unconscionable under the UCL, and (b) Ticketmaster's alleged business practices further violate the California Consumer Legal Remedies Act. Plaintiffs later filed a third amended complaint, to which Ticketmaster filed a demurrer in July 2009. The Court overruled Ticketmaster's demurrer in October 2009.

The plaintiffs filed a class certification motion in August 2009, which Ticketmaster opposed. In February 2010, the Court granted certification of a class on the first and second causes of action, which allege that Ticketmaster misrepresents/omits the fact of a profit component in Ticketmaster's shipping and order processing fees. The class would consist of California consumers who purchased tickets through Ticketmaster's website from 1999 to present. The Court denied certification of a class on the third and fourth causes of action, which allege that Ticketmaster's shipping and order processing fees are unconscionably high. In March 2010, Ticketmaster filed a Petition for Writ of Mandate with the California Court of Appeal, and plaintiffs also filed a motion for reconsideration of the Superior Court's class certification order. In April 2010, the Superior Court denied plaintiffs' Motion for Reconsideration of the Court's class certification order, and the Court of Appeal denied Ticketmaster's Petition for Writ of Mandate. In June 2010, the Court of Appeal granted the plaintiffs' Petition for Writ of Mandate and ordered the Superior Court to vacate its February 2010 order denying plaintiffs' motion to certify a national class and enter a new order granting plaintiffs' motion to certify a nationwide class on the first and second claims. In September 2010, Ticketmaster filed its Motion for Summary Judgment on all causes of action in the Superior Court, and that same month plaintiffs filed their Motion for Summary Adjudication of various affirmative defenses asserted by Ticketmaster. In November 2010, Ticketmaster filed its Motion to Decertify Class.

In December 2010, the parties entered into a binding agreement providing for the settlement of the litigation and the resolution of all claims therein. In September 2011, the Court declined to approve the settlement in its then-current form. Litigation continued, and in September 2011, the Court granted in part and denied in part Ticketmaster's Motion for Summary Judgment. The parties reached a new settlement in September 2011, which was approved preliminarily, but in September 2012 the Court declined to grant final approval. In doing so, the court identified potential modifications to the settlement, and the parties continue to discuss such potential modifications and the possibility of a revised settlement agreement. Ticketmaster and its parent, Live Nation, have not acknowledged any violations of law or liability in connection with the matter.

As of December 31, 2012, the Company has accrued $35.4 million, its best estimate of the probable costs associated with the settlement referred to above. This liability includes an estimated redemption rate. Any difference between the Company's estimated redemption rate and the actual redemption rate it experiences will impact the final settlement amount; however, the Company does not expect this difference to be material.

Canadian Consumer Class Action Litigation Relating to TicketsNow

In February 2009, four putative consumer class action complaints were filed in various provinces of Canada against TicketsNow, Ticketmaster, Ticketmaster Canada Ltd. and Premium Inventory, Inc. All of the cases allege essentially the same set of facts and causes of action. Each plaintiff purports to represent a class consisting of all persons who purchased a ticket from Ticketmaster, Ticketmaster Canada Ltd. or TicketsNow from February 2007 to present and alleges that Ticketmaster conspired to divert a large number of tickets for resale through the TicketsNow website at prices higher than face value. The plaintiffs characterize these actions as being in violation of Ontario's Ticket Speculation Act, the Amusement Act of Manitoba, the Amusement Act of Alberta or the Quebec Consumer Protection Act. The Ontario case contains the additional allegation that Ticketmaster's and TicketsNow's service fees violate anti-scalping laws. Each lawsuit seeks compensatory and punitive damages on behalf of the class.

In February 2012, the parties entered into a settlement agreement that will resolve all of the resale market claims. The court approval process for the settlement has been completed, with final approvals given in all provinces.

As of December 31, 2012, the Company has accrued its best estimate of the probable costs associated with the resale market claims of this matter, the full amount of which was funded by an escrow established in connection with Ticketmaster's 2008 acquisition of TicketsNow.

While it is reasonably possible that a loss related to the primary market claims of this matter could be incurred by the Company in a future period, the Company does not believe that a loss is probable of occurring at this time. Considerable uncertainty remains regarding the validity of the claims and damages asserted against the Company. As a result, the Company is currently unable to estimate the possible loss or range of loss for the primary market claims of this matter. The Company intends to continue to vigorously defend all claims in all of the actions.

Other Litigation

From time to time, the Company is involved in other legal proceedings arising in the ordinary course of its business, including proceedings and claims based upon violations of antitrust laws and intellectual property rights, and tortious interference, which could cause the Company to incur significant expenses. The Company has also been the subject of personal injury and wrongful death claims relating to accidents at its venues in connection with its operations. As required, the Company has accrued its estimate of the probable settlement or other losses for the resolution of any outstanding claims. These estimates have been developed in consultation with counsel and are based upon an analysis of potential results, including, in some cases, estimated redemption rates for the settlement offered, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular period could be materially affected by changes in the Company's assumptions or the effectiveness of its strategies related to these proceedings. In addition, under the Company's agreements with Clear Channel, it has assumed and will indemnify Clear Channel for liabilities related to its business for which they are a party in the defense.

As of December 31, 2012, the Company has accrued $40.6 million for the specific cases discussed above as its best estimate of the probable costs of legal settlement, including $35.4 million for the Ticketing Fees Consumer Class Action litigation settlement.

NOTE 8—RELATED-PARTY TRANSACTIONS

Agreements with Liberty Media

In connection with a stockholder agreement, Liberty Media exercised its right to nominate two members to the Company's board of directors. In February 2011, the Company entered into a subscription agreement with Liberty Media. Pursuant to the subscription agreement, in February and June 2011, the Company sold to Liberty Media 1.8 million and 5.5 million shares, respectively, of the Company's common stock for aggregate cash consideration of $18.8 million and $57.7 million, respectively.

Transactions Involving Directors

The following table sets forth expenses incurred and revenue earned from the transactions noted below:

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Director related-party revenue	$ 18,329	$ 22,069	$ 8
Director related-party expenses	$ 21,795	$ 25,210	$ 7,839

Relationship with Clear Channel

For purposes of governing certain of the ongoing relationships between Clear Channel and Live Nation at and after the Separation, Clear Channel and Live Nation entered into a tax matters agreement, among other agreements.

The Company has a non-employee director as of December 31, 2012 who is also a director and executive officer of Clear Channel. This director receives directors' fees, stock options and restricted stock awards on the same basis as other non-employee members of the Company's board of directors. Additionally, during 2012, the Company had an employee director who is also a director of Clear Channel. From time to time, the Company purchases advertising from Clear Channel and its subsidiaries in the ordinary course of business on an arms-length basis. The Company also has various lease and licensing agreements with Clear Channel for office space.

Transactions with IAC

For purposes of governing certain of the ongoing relationships between IAC and Ticketmaster at and after the spin-off of the Spincos from IAC, and to provide for an orderly transition, IAC, Ticketmaster and the other Spincos entered into a separation agreement and a tax sharing agreement, among other agreements.

The Company occupied office space in a building in Los Angeles that is owned by IAC through December 2011. Since the Company had a non-employee director until January 2011 who was also a director and executive officer of IAC, this rental arrangement was considered a related party transaction for 2010.

Transactions with MSG

The Company has a non-employee director as of December 31, 2012 who is also a director and executive officer of MSG and Cablevision. This director receives directors' fees, stock options and restricted stock awards on the same basis as other non-employee members of the Company's board of directors. From time to time, the Company promotes events at venues owned and/or operated by MSG and pays rental fees and co-promote fees to MSG and its subsidiaries. In addition, the Company provides ticketing services for venues and sports franchises owned and/or operated by MSG and pays royalty fees to MSG and its subsidiaries. The Company also receives transaction fees from MSG and its subsidiaries for tickets MSG sells using the Company's ticketing software. Finally, the Company purchases advertising from Cablevision and its subsidiaries from time to time. All of these transactions are entered into in the ordinary course of business on an arms-length basis.

Transactions Involving Executives

ATC Aviation, Inc. ("ATC"), which is owned by Irving Azoff, owns an aircraft. An aircraft management and charter company, unrelated to either the Company or ATC, manages and operates the aircraft on ATC's behalf and charged market rates for the use of the aircraft when used by Mr. Azoff or other executives on Company business, a portion of which was paid to ATC. For the years ended December 31, 2012, 2011 and from the Merger date through December 31, 2010, the Company made payments to ATC and the outside aircraft management and charter company totaling $1.9 million, $1.7 million and $0.7 million, respectively, pursuant to the foregoing arrangements.

Irving Azoff has a minority ownership interest in an entity that subleases office space from the Company. For the years ended December 31, 2012, 2011 and from the Merger date through December 31, 2010, rent charged by the Company totaled $0.7 million, $0.7 million and $0.6 million, respectively.

The Azoff Trust was a party to the Second Amended and Restated Stockholders' Agreement of Front Line dated as of June 9, 2008, as amended (the "Front Line Stockholders' Agreement"). The Front Line Stockholders' Agreement governed certain matters related to Front Line and the ownership of securities of Front Line, including board designation rights, transaction approval requirements, share transfer provisions, and put and call rights. The Front Line Stockholders' Agreement also provided for the annual pro rata dividend to be paid to the stockholders as soon as reasonably practicable after the end of each fiscal year. The Front Line Stockholders' Agreement was terminated in connection with the first quarter 2011 acquisition of the remaining equity interests in Front Line. See Note 3—Acquisitions for further discussion of this 2011 transaction.

In January 2011, the board of directors of Front Line declared a dividend payable in cash to the holders of record of Front Line common stock. This dividend was paid in January 2011 and totaled $20.1 million of which the Company received $15.0 million. The Azoff Trust received a pro rata portion of this dividend totaling $3.0 million. In connection with the January 2011 dividend, Mr. Azoff received a gross-up payment of $0.6 million. Prior to the payment of the dividend, FLMG made a loan to Front Line principally to fund the dividend, evidenced by a promissory note from Front Line to FLMG with a principal amount of $20.7 million and bearing interest at a rate of 4.5%, payable no later than December 31, 2011. As of December 31, 2011, the outstanding principal balance on this promissory note was $1.0 million. The remaining outstanding principal balance was paid in full in January 2012.

Transactions Involving Equity Method Investees

The Company conducts business with certain of its equity method investees in the ordinary course of business. Transactions relate to venue rentals, management fees, sponsorship revenue, and reimbursement of certain costs. Revenue of $2.3 million, $1.3 million and $1.2 million were earned in 2012, 2011 and 2010, respectively, and expenses of $5.4 million, $4.8 million and $5.0 million were incurred in 2012, 2011 and 2010, respectively, from these equity investees for services rendered or provided in relation to these business ventures.

Other Related Parties

During the years ended December 31, 2011 and 2010, the Company paid $6.8 million and $6.9 million, respectively, for deferred consideration due in connection with acquisitions of companies owned by various members of management of one of the Company's subsidiaries. One of these companies holds venue leases and the agreements were paid in full in 2011.

In January 2011, the Company sold a 49.9% noncontrolling interest in its clubs and theaters venue promotion business in Boston to a company partially owned by two employees of one of the Company's subsidiaries in exchange for assets and cash valued at $12.6 million. During the year ended December 31, 2010, the Company received $16.6 million in connection with the sale of a theater business in Sweden to an entity owned by employees of one of the Company's subsidiaries, one of which is an executive officer of the Company.

The Company conducts certain transactions in the ordinary course of business with companies that are owned, in part or in total, by various members of management of the Company's subsidiaries or companies over which it has significant influence. These transactions primarily relate to venue rentals, concession services, equipment rentals, ticketing, marketing and other services. As of December 31, 2012 and 2011, the Company has a receivable balance of $12.2 million and $13.3 million, respectively, from certain of these companies. The following table sets forth expenses incurred and revenue earned from these companies for services rendered or provided in relation to these business ventures. None of these transactions were with directors or executive officers of the Company.

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Other related-parties revenue	$ 4,958	$ 5,226	$ 6,846
Other related-parties expenses	$ 14,275	$ 9,007	$ 12,419

NOTE 9—INCOME TAXES

Significant components of the provision for income tax expense (benefit) are as follows:

	2012	2011	2010
		(in thousands)	
Current—federal	$ 2,235	$ (23,340)	$ 5,907
Current—foreign	34,541	38,328	29,150
Current—state	3,917	4,391	5,118
Total current	40,693	19,379	40,175
Deferred—federal	(386)	(29,153)	(21,348)
Deferred—foreign	(14,591)	(13,463)	(2,737)
Deferred—state	4,020	(2,987)	(936)
Total deferred	(10,957)	(45,603)	(25,021)
Income tax expense (benefit)	$ 29,736	$ (26,224)	$ 15,154

Current income tax expense increased $21.3 million for the year ended December 31, 2012 as compared to the prior year due principally to the carryback of domestic net operating losses in 2011 which generated $24.2 million of federal tax refunds. Current income tax expense decreased $20.8 million for the year ended December 31, 2011 as compared to the prior year due principally to the carryback of domestic net operating losses which generated $24.2 million of federal tax refunds received in the first quarter of 2012.

Deferred income tax benefit decreased $34.6 million for the year ended December 31, 2012 as compared to the prior year due principally to the reversal of valuation allowances recorded against United States federal and state deferred tax assets driven primarily by deferred tax attributes relating to the acquisition of the remaining interests in Front Line in the first quarter of 2011 and an increase in the blended state tax rate in 2012. Deferred income tax benefit increased $20.6 million for the year ended December 31, 2011 as compared to the prior year due principally to the reversal of valuation allowances recorded against United States federal and state deferred tax assets driven primarily by deferred tax attributes relating to the acquisition of the remaining interests in Front Line in the first quarter of 2011.

The domestic loss from continuing operations before income taxes was $232.3 million, $200.4 million and $294.7 million for 2012, 2011 and 2010, respectively. Non-United States income from continuing operations before income taxes was $100.1 million, $103.8 million and $106.0 million for 2012, 2011 and 2010, respectively.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2012 and 2011 are as follows:

	2012	2011
	(in thousands)	
Deferred tax liabilities:		
Intangible assets	$ 281,071	$ 317,862
Prepaid expenses	4,575	2,067
Long-term debt	41,949	32,773
Total deferred tax liabilities	327,595	352,702
Deferred tax assets:		
Intangible and fixed assets	27,723	75,353
Accrued expenses	53,125	59,346
Net operating loss carryforwards	379,111	288,830
Foreign tax credit carryforwards	38,710	32,541
Equity compensation	47,542	39,249
Investments in nonconsolidated affiliates	5,267	5,125
Other	14,114	13,670
Total gross deferred tax assets	565,592	514,114
Valuation allowance	425,404	336,799
Total deferred tax assets	140,188	177,315
Net deferred tax liabilities	$ (187,407)	$ (175,387)

The valuation allowance was recorded due to the uncertainty of the ability to generate sufficient taxable income necessary to realize certain deferred tax assets in future years. If, at a later date, it is determined that due to a change in circumstances, the Company will utilize all or a portion of those deferred tax assets, the Company will reverse the corresponding valuation allowance with the offset to income tax benefit. In the first quarter of 2011, the Company recognized an income tax benefit of $39.5 million due to the partial release of its valuation allowance. This release was related to the Company's ability to consider Front Line's net deferred tax liabilities as a source of future taxable income within the consolidated federal tax provision as a result of the acquisition of the remaining Front Line equity interests in 2011. For further discussion of events involving Front Line, see Note 3—Acquisitions.

During 2012 and 2011, the Company recorded net deferred tax liabilities of $21.3 million and $6.3 million, respectively, due principally to differences in financial reporting and tax bases in assets acquired in business combinations.

Deferred tax assets related to intangibles and fixed assets principally relate to differences in book and tax basis of tax-deductible goodwill created from the Company's various stock acquisitions. As of December 31, 2012, the Company has United States federal and state deferred tax assets related to net operating loss carryforwards of $267.1 million and $69.8 million, respectively. Based on current statutory carryforward periods, these losses will expire on various dates between the years 2016 and 2032. The amount of United States net operating loss carryforwards that will expire if not utilized in 2016 is $18.3 million. The Company's federal net operating loss is subject to statutory limitations on the amount that can be used in any given year. Pursuant to an amended U.S. federal tax return for the year ended December 31, 2009, changes to deferred tax assets are reflected in the comparative schedule of 2012 and 2011 deferred tax liabilities and assets above. Specifically, as of December 31, 2011, the deferred tax asset for net operating loss carryforwards increased $63.4 million, the deferred tax asset for foreign tax credit carryforwards decreased $50.9 million and the valuation allowance on deferred tax assets increased $12.5 million.

The reconciliation of income tax from continuing operations computed at the United States federal statutory tax rates to income tax expense (benefit) is:

	2012	2011	2010
		(in thousands)	
Income tax benefit at statutory rates	$ (46,256)	$ (33,820)	$ (66,029)
State income taxes, net of federal tax benefits	3,917	4,391	5,118
Differences of foreign taxes from U.S. statutory rates	(25,637)	(25,158)	(24,150)
Non-U.S. income inclusions and exclusions	9,901	11,288	19,358
Loss on preferred stock redemption	-	-	3,099
Nondeductible acquisition costs	-	-	15,100
Nondeductible items	9,005	9,252	3,669
Tax contingencies	4,316	2,632	545
Change in valuation allowance	79,214	7,412	55,269
Other, net	(4,724)	(2,221)	3,175
	$ 29,736	$ (26,224)	$ 15,154

During 2012, the Company recorded income tax expense of approximately $29.7 million on losses from continuing operations before tax of $132.2 million. Income tax expense is principally attributable to the Company's earnings in foreign tax jurisdictions.

During 2011, the Company recorded an income tax benefit of approximately $26.2 million on losses from continuing operations before tax of $96.6 million. Income tax benefit is principally attributable to the reversal of valuation allowances recorded against United States federal and state deferred tax assets driven primarily by deferred tax attributes of $39.5 million relating to the acquisition of the remaining interests in Front Line in the first quarter of 2011 and the carryback of the Front Line tax loss for the short period January 1, 2011 to February 4, 2011 caused by the acquisition. At December 31, 2011, the Company had a $24.2 million income tax receivable included in accounts receivable on the balance sheet.

Differences of foreign taxes from United States statutory rates of $25.6 million, $25.2 million and $24.2 million for the years ended December 31, 2012, 2011 and 2010, respectively, are primarily attributable to the Company's Luxembourg holding company structure and tax rulings received from the Luxembourg tax authorities.

The Company regularly assesses the likelihood of additional assessments in each taxing jurisdiction resulting from current and subsequent years' examinations. Liabilities for income taxes have been established for future income tax assessments when it is probable there will be future assessments and the amount thereof can be reasonably estimated. Once established, liabilities for uncertain tax positions are adjusted only when there is more information available or when an event occurs necessitating a change to the liabilities. The Company believes that the resolution of income tax matters for open years will not have a material effect on its consolidated financial statements although the resolution of income tax matters could impact the Company's effective tax rate for a particular future period.

At December 31, 2012 and 2011, the Company had $16.0 million and $13.4 million, respectively, of unrecognized tax benefits. All of these unrecognized tax benefits would favorably impact the effective tax rate if recognized at some point in the future.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. For the years ended December 31, 2012, 2011 and 2010, the Company has recognized $0.7 million, $0.7 million and ($0.1) million, respectively, of interest and penalties related to uncertain tax positions. As of December 31, 2012 and 2011, the Company has accrued interest related to uncertain tax positions of $1.6 million and $1.3 million, respectively.

The tax years 2001 through 2012 remain open to examination by the major tax jurisdictions to which the Company is subject.

The following table summarizes the activity related to the Company's unrecognized tax benefits for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
		(in thousands)	
Balance at January 1	$ 13,357	$ 10,917	$ 4,144
Balance from current year acquisition	-	-	5,925
Additions:			
Tax for current year positions	2,978	1,991	2,769
Tax for prior year positions	652	(86)	100
Interest and penalties for prior years	686	727	150
Reductions:			
Expiration of applicable statue of limitations	-	-	(744)
Settlements for prior year positions	(1,716)	-	(1,730)
Foreign currency	247	(192)	239
Reclassification to other liabilities	(230)	-	64
Balance at December 31	$ 15,974	$ 13,357	$ 10,917

NOTE 10—STOCKHOLDERS' EQUITY

Dividends

The Company presently intends to retain future earnings, if any, to finance the expansion of its business. Therefore, it does not expect to pay any cash dividends in the foreseeable future. Moreover, the terms of the Company's senior secured credit facility limit the amount of funds that the Company will have available to declare and distribute as dividends on its common stock. Payment of future cash dividends, if any, will be at the discretion of the Company's board of directors in accordance with applicable laws after taking into account various factors, including the financial condition, operating results, current and anticipated cash needs, plans for expansion and contractual restrictions with respect to the payment of dividends.

Common Stock

In February 2011, the Company issued 5.7 million shares of common stock in connection with the acquisition of the remaining interests in Front Line. See Note 3—Acquisitions for further discussion regarding this 2011 transaction.

In February and June 2011, the Company issued 1.8 million and 5.5 million shares, respectively, of common stock pursuant to a subscription agreement with Liberty Media. See Note 8—Related-Party Transactions for further discussion of the subscription agreement.

In May 2011, the Company issued 0.7 million shares of common stock in connection with the acquisition of the remaining interests in Vector.

Common Stock Reserved for Future Issuance

Common stock of approximately 35.9 million shares as of December 31, 2012 is reserved for future issuances under the stock incentive plan (including 24.7 million options and 3.2 million restricted stock awards currently granted).

Redeemable Noncontrolling Interests

For certain of its consolidated subsidiaries, the Company is subject to put arrangements arising from business combinations where the holders of the noncontrolling interests can require the Company to repurchase their shares at specified dates in the future or within specified periods in the future. Certain of these puts can be exercised earlier upon the occurrence of triggering events as specified in the agreements. The exercise dates for these puts range from April 2013 to December 2018. The redemption amounts for these puts are either at a fixed amount, at fair value at the time of exercise or variable based on a formula linked to earnings. In accordance with the FASB guidance for business combinations, the redeemable noncontrolling interests are recorded at their fair value at the acquisition date. As these put arrangements are not currently redeemable, for increases in the estimated redemption value, or reductions in the estimated redemption value to the extent increases had been recognized previously, the Company accretes changes in the redemption value over the period from the date of issuance to the earliest redemption date of the individual puts, with the offset recorded to additional paid-in capital. Accounting guidance prohibits the recognition of reductions in value below issuance date value. Changes in estimated redemption values that are based on a formula linked to future earnings are computed using projected cash flows each reporting period which take into account the current expectations regarding profitability and the timing of revenue-generating events. For redemption amounts that are fixed dollar amounts, if the initial fair value is the redemption amount, there are no changes recorded until the puts are exercised or expire. The redemption amounts for these put arrangements are reflected in the Company's balance sheets as redeemable noncontrolling interests outside of permanent equity and, at December 31, 2012 and December 31, 2011, were $42.1 million and $8.3 million, respectively. The increase during the current year is principally related to puts associated with the 2012 acquisitions.

Noncontrolling Interests

As of December 31, 2012, for the non-wholly-owned subsidiaries of the Company, where the common securities held by the noncontrolling interests do not include put arrangements exercisable outside of the control of the Company, such noncontrolling interests are recorded in stockholders' equity, separate from the Company's own equity.

The purchase or sale of ownership in an already controlled subsidiary, where the Company retains control after the transaction, is recorded as an equity transaction with no gain or loss recognized in consolidated net income or comprehensive income. In 2011, the Company acquired the remaining equity interests in Front Line, Vector and other smaller companies. See Note 3—Acquisitions for further discussion regarding the Front Line acquisition. The following schedule reflects the change in ownership interests for these transactions.

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Net loss attributable to common stockholders of Live Entertainment, Inc.	$ (163,227)	$ (83,016)	$ (228,390)
Transfers from noncontrolling interest:			
Changes in Live Nation Entertainment, Inc.'s additional paid-in capital for purchase of noncontrolling interests, net of transaction costs	43	85,590	3,573
Net transfers from noncontrolling interest	43	85,590	3,573
Change from net income (loss) attributable to common stockholders of Live Nation Entertainment, Inc. and transfers from noncontrolling interests	$ (163,184)	$ 2,574	$ (224,817)

Earnings per Share

Basic net income per common share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding during the period. Diluted net income per common share adjusts basic net income per common share for the effects of stock options, restricted stock and other potentially dilutive financial instruments only in the periods in which such effect is dilutive. The Company's 2.875% convertible notes are considered in the calculation of diluted net income per common share, if dilutive.

The following table sets forth the computation of basic and diluted net loss from continuing operations per common share:

	2012	2011	2010
	(in thousands, except for per share data)		
Net income (loss) attributable to common stockholders of Live Nation Entertainment, Inc.	$ (163,227)	$ (83,016)	$ (228,390)
Less loss from discontinued operations, net of tax	-	-	(4,228)
Net loss from continuing operations attributable to common stockholders of Live Nation Entertainment, Inc.—basic and diluted	$ (163,227)	$ (83,016)	$ (224,162)
Weighted average common shares—basic	186,956	182,388	164,410
Effect of dilutive securities:			
Stock options, restricted stock and warrants	-	-	-
2.875% convertible senior notes	-	-	-
Weighted average common shares—diluted	186,956	182,388	164,410
Basic and diluted loss from continuing operations per common share	$ (0.87)	$ (0.46)	$ (1.36)

The calculation of diluted net income per common share includes the effects of the assumed exercise of any outstanding stock options and warrants, the assumed vesting of shares of restricted stock awards and units and the assumed conversion of the 2.875% convertible senior notes where dilutive. The following table shows securities excluded from the calculation of diluted net income per common share because such securities are anti-dilutive:

	2012	2011	2010
		(in thousands)	
Options to purchase shares of common stock	24,722	21,429	20,464
Restricted stock awards and units - unvested	3,207	4,028	4,031
Warrants	500	500	500
Conversion shares related to 2.875% convertible senior notes	8,105	8,105	8,105
Number of anti-dilutive potentially issuable shares excluded from diluted common shares outstanding	36,534	34,062	33,100

NOTE 11—STOCK-BASED COMPENSATION

In December 2005, the Company adopted its 2005 Stock Incentive Plan, which has been amended and/or restated on several occasions. The plan authorizes the Company to grant stock option awards, director shares, stock appreciation rights, restricted stock and deferred stock awards, other equity-based awards and performance awards. The Company has granted restricted stock awards and options to purchase its common stock to employees, directors and consultants of the Company and its affiliates under the stock incentive plan at no less than the fair market value of the underlying stock on the date of grant. The options are granted for a term not exceeding ten years and the nonvested options are generally forfeited in the event the employee or director terminates his or her employment or relationship with the Company or one of its affiliates. Any options that have vested at the time of termination are forfeited to the extent they are not exercised within the applicable post-employment exercise period provided in their option agreements. These options vest over one to five years. The stock incentive plan contains anti-dilutive provisions that require the adjustment of the number of shares of the Company's common stock represented by, and the exercise price of, each option for any stock splits or stock dividends.

The following is a summary of stock-based compensation expense recorded by the Company during the respective periods:

	2012	2011	2010
		(in thousands)	
Selling, general and administrative expenses	$ 14,297	$ 40,496	$ 34,509
Corporate expenses	22,766	20,149	27,098
Total stock-based compensation expense	$ 37,063	$ 60,645	$ 61,607

In December 2012, in connection with Mr. Azoff's resignation, the Company accelerated the vesting of 0.7 million unvested options, 0.3 million shares of unvested restricted stock awards and units and 1.5 million shares of restricted Live Nation common stock held by the Azoff Trust. In addition, Mr. Azoff forfeited 0.4 million unvested options, 0.2 million unvested restricted stock awards and 0.4 million restricted stock units ("RSUs"). As a result of these accelerations and forfeitures, the Company recognized an additional $0.6 million of stock-based compensation expense for the year ended December 31, 2012 as a component of corporate expense.

In the first quarter of 2011, the Company acquired the remaining equity interests of Front Line. As a result of this acquisition, the Company recorded $24.4 million of stock-based compensation in selling, general and administrative expenses. See Note 3—Acquisitions for further discussion regarding the 2011 acquisition of the remaining equity interests in Front Line.

In June 2011, the Company registered an additional 10.0 million shares to service the Live Nation stock incentive plan. In January 2010, the Company registered an additional 4.9 million shares to service the Live Nation stock incentive plan, 1.5 million shares to service the Live Nation stock bonus plan and 16.7 million shares to service the Ticketmaster stock and annual incentive plan.

As part of the Merger Agreement, all Ticketmaster stock options, restricted stock awards and RSUs that were outstanding immediately before the Merger were exchanged for Live Nation awards using the final exchange ratio of 1.4743728. As a result, Live Nation issued 13.0 million stock options, 1.5 million shares of restricted stock and 0.9 million RSUs to employees and directors of Ticketmaster, as well as 2.5 million stock options and 0.2 million RSUs to employees of IAC and the Spincos. The Live Nation awards have the same vesting periods, terms and conditions as the previous Ticketmaster awards, with the exception of 1.5 million shares of restricted Live Nation common stock held by the Azoff Trust. Certain of the unvested shares held by the Azoff Trust at December 31, 2012 were accelerated in connection with Mr. Azoff's resignation from the Company as noted above. Stock-based compensation expense of $6.3 million, $3.4 million and $3.2 million related to this restricted Live Nation common stock was recorded for the years ended December 31, 2012, 2011 and from the Merger date until December 31, 2010, respectively, as a component of corporate expenses. The value of all exchanged awards which related to services already rendered as of the date of the Merger was included as part of the consideration transferred.

There were 23,825 stock-based awards issued by Front Line that were not exchanged or modified as a result of the Merger. The Company recorded $6.9 million of expense relating to these awards from the date of the Merger through December 31, 2010 as a component of selling, general and administrative expenses. In 2011, the Company acquired the remaining equity interests in Front Line, Vector and other smaller companies including these stock-based awards. See Note 3—Acquisitions for further discussion regarding the Front Line acquisition.

In 2010, the Company accelerated and modified the vesting of 1.4 million shares of unvested outstanding stock-based equity awards granted to certain employees of Ticketmaster effective upon termination, all of which had been converted to Live Nation equity awards in the Merger. The Company also accelerated 1.1 million shares of unvested outstanding stock-based equity awards as a result of the Merger based on employment contract "change of control" provisions for certain employees. In addition to these merger-related accelerations, the Company accelerated and modified the vesting of 3.4 million shares of unvested outstanding stock-based equity awards granted to certain employees of Live Nation effective upon termination. As a result of these accelerations, the Company recognized $18.1 million of stock-based compensation expense for the year ended December 31, 2010. Of this amount, $8.0 million was recorded in corporate expenses and $10.1 million was recorded in selling, general and administrative expenses.

As of December 31, 2012, there was $53.8 million of total unrecognized compensation cost related to stock-based compensation arrangements for stock options and restricted stock awards. This cost is expected to be recognized over a weighted-average period of 3.2 years.

Azoff Trust Note

As part of the Merger, a note was issued to the Azoff Trust in exchange for shares of Ticketmaster's series A convertible redeemable preferred stock held by the Azoff Trust. The note accrued interest equal to 3.0% of the outstanding principal balance and was payable in monthly installments of $0.8 million through October 1, 2013. The note was paid in full in December 2012 in connection with Mr. Azoff's resignation.

The Company accounted for the note in accordance with the guidance for stock-based compensation because the note was considered a modification of an existing stock-based award. The Company included $14.4 million in consideration transferred relating to the exchanged award, calculated as the full fair value of the note, as determined by the Company, multiplied by the ratio of the pre-combination service period to the total service period. The Company recognized a total of $24.0 million of stock-based compensation expense, which is the difference between the total cash payments due under the note of $38.4 million and the initial carrying value of $14.4 million at the date of the Merger. This expense was recognized on a straight-line basis over the remaining service period through December 2012 and, in connection with Mr. Azoff's resignation in December 2012, the remaining unamortized compensation expense was recognized in 2012. For the years ended December 31, 2012, 2011 and from the date of the Merger through December 31, 2010, the Company recorded $11.7 million, $6.4 million and $5.9 million, respectively, related to this note as a component of corporate expenses.

Stock Options

The following assumptions were used to calculate the fair value of the Company's options on the date of grant:

	2012	2011	2010
Risk-free interest rate	0.83% - 1.14%	0.99% - 2.16%	1.93%
Dividend yield	0.0%	0.0%	0.0%
Volatility factors	54.6% - 61.3%	39.6% - 62.5%	39.6%
Weighted average expected life (in years)	6.46	6.25	6.25

The following table presents a summary of the Company's stock options outstanding at, and stock option activity during, the years ended December 31, 2012, 2011 and 2010 ("Price" reflects the weighted average exercise price per share):

	2012		2011		2010	
	Options	Price	Options	Price	Options	Price
	(in thousands, except per share data)					
Outstanding January 1	21,429	$ 12.33	20,464	$ 12.41	7,099	$ 12.13
Granted	5,495	8.80	2,512	11.22	2,471	11.01
Merger conversion	-	-	-	-	15,476	12.72
Exercised	(259)	4.39	(529)	5.13	(1,642)	4.76
Forfeited or expired	(1,943)	11.70	(1,018)	15.20	(2,940)	16.35
Outstanding December 31	24,722	$ 11.68	21,429	$ 12.33	20,464	$ 12.41
Exercisable December 31	15,529	$ 13.46	12,276	$ 14.71	9,454	$ 16.43
Weighted average fair value per option granted		$ 3.93		$ 5.27		$ 4.59

The total intrinsic value of stock options exercised during the years ended December 31, 2012, 2011 and 2010 was $1.3 million, $3.0 million and $12.8 million, respectively. Cash received from stock option exercises for the years ended December 31, 2012, 2011 and 2010 was $1.1 million, $2.7 million and $8.6 million, respectively. Through December 31, 2012, no tax benefits from the exercise of stock options have been recognized. Any future excess tax benefits derived from the exercise of stock options will be recorded prospectively and reported as cash flows from financing activities in accordance with the FASB guidance for stock compensation.

There were 8.0 million shares available for future grants under the stock incentive plan at December 31, 2012. Upon share option exercise or vesting of restricted stock and restricted stock units, the Company issues new shares or treasury shares to fulfill these grants. Vesting dates on the stock options range from January 2013 to December 2017, and expiration dates range from January 2013 to July 2021 at exercise prices and average contractual lives as follows:

Range of Exercise Prices	Outstanding as of 12/31/12 *(in thousands)*	Weighted Average Remaining Contractual Life *(in years)*	Weighted Average Exercise Price	Exercisable as of 12/31/12 *(in thousands)*	Weighted Average Remaining Contractual Life *(in years)*	Weighted Average Exercise Price
$0.02 - $4.99	2,936	6.2	$ 3.04	1,731	6.2	$ 3.03
$5.00 - $9.99	8,956	8.5	$ 7.88	3,232	6.6	$ 6.21
$10.00 - $14.99	8,646	6.9	$ 12.07	6,382	6.4	$ 12.35
$15.00 - $19.99	1,296	5.0	$ 18.35	1,296	5.0	$ 18.35
$20.00 - $24.99	1,692	4.1	$ 24.50	1,692	4.1	$ 24.50
$25.00 - $29.99	776	2.3	$ 29.42	776	2.3	$ 29.42
$30.00 - $34.99	5	1.4	$ 32.76	5	1.4	$ 32.76
$35.00 - $39.99	415	2.4	$ 39.93	415	2.4	$ 39.93

The total intrinsic value of options outstanding and options exercisable as of December 31, 2012 was $31.3 million and $20.9 million, respectively.

Restricted Stock and Restricted Stock Units

The Company has granted restricted stock awards to its employees and directors under its stock incentive plans. These common shares carry a legend which restricts their transferability for a term of one to five years and are forfeited in the event the recipient's employment or relationship with the Company is terminated prior to the lapse of the restriction. In addition, certain restricted stock awards require the Company or the recipient to achieve minimum performance targets or market conditions in order for these awards to vest.

RSUs are awards in the form of phantom shares or units, denominated in a hypothetical equivalent number of shares of the Company's common stock with the value of each RSU equal to the fair value of the Company's common stock at the date of grant. RSUs may be settled in cash, stock or both, as determined at the time of the grant. The majority of RSUs are settled in stock and are classified as equity. Each RSU is subject to service-based vesting, where a specific period of continued employment must pass before an award vests. The fair value of the RSU is amortized to expense on a straight-line basis over the RSUs vesting period. RSU grants to international employees require cash settlement at the end of the vesting term and are therefore classified as liabilities.

In 2012, the Company granted 0.2 million shares of restricted stock and 1.0 million shares of market-based or performance-based awards under the Company's stock incentive plans. These awards will all vest over one or four years with the exception of the market-based awards which will vest over four years if a specified stock price is achieved over a specified number of consecutive days during the four years and the performance-based awards which will vest within one to three years if the performance criteria are met.

In 2011, the Company granted 0.8 million shares of restricted stock and 0.4 million shares of market-based or performance-based awards under the Company's stock incentive plans. These awards will all vest over four years with the exception of the market-based awards which will vest over four years if a specified stock price is achieved over a specified number of consecutive days during the four years and the performance-based awards which will vest within two years if the performance criteria are met.

In 2010, the Company granted 2.7 million shares of restricted stock and 0.5 million shares of market-based or performance-based awards. These awards will all vest over four years with the exception of the market-based awards which will vest if a specified stock price is achieved over a specified number of consecutive days and performance-based awards which will vest within two years if the performance criteria are met.

The following table presents a summary of the Company's unvested restricted stock awards and equity-settled RSUs outstanding at December 31, 2012, 2011 and 2010 ("Price" reflects the weighted average share price at the date of grant):

	Restricted Stock		RSUs	
	Awards	Price	Awards	Price
	(in thousands, except per share data)			
Unvested at December 31, 2009	692	$ 12.08	-	$ -
Granted	3,191	11.74	586	9.94
Merger conversion	-	-	1,026	10.51
Forfeited	(71)	10.76	(147)	10.51
Vested	(787)	11.93	(459)	10.51
Unvested at December 31, 2010	3,025	$ 11.76	1,006	$ 10.16
Granted	1,220	9.97	-	-
Forfeited	(35)	11.19	(66)	10.51
Vested	(885)	11.68	(237)	10.51
Unvested at December 31, 2011	3,325	$ 10.98	703	$ 10.03
Granted	1,243	8.96	-	-
Forfeited	(151)	7.90	(373)	9.61
Vested	(1,215)	10.95	(325)	10.51
Unvested at December 31, 2012	3,202	$ 10.32	5	$ 10.51

The total fair market value of the shares issued upon the vesting of restricted stock awards and RSUs during the years ended December 31, 2012, 2011 and 2010 was $14.7 million, $12.0 million and $14.0 million, respectively. As of December 31, 2012, there were 1.3 million restricted stock awards outstanding which require the Company or the recipient to achieve minimum performance targets or market conditions in order for the awards to vest. There were no RSUs outstanding at December 31, 2012 that require the Company or the recipient to achieve minimum performance targets or market conditions in order for the award to vest.

Stock-Based Compensation of Acquired Companies

Front Line

As of the Merger date and December 31, 2010, Irving Azoff had 3,402 options outstanding and exercisable to acquire Front Line common stock from a 2006 grant by the Front Line board of directors. As of the Merger date and December 31, 2010, Mr. Azoff and the Azoff Trust held 15,376 restricted shares of Front Line's common stock from a June 2007 grant which were to cliff vest at the end of the required service period on October 29, 2013. As of the date of the Merger and December 31, 2010, there were 5,047 restricted shares of common stock of Front Line outstanding with various employees and consultants.

The Company recorded $9.8 million relating to all Front Line awards from the date of the Merger through December 31, 2010 as a component of selling, general and administrative expenses.

In the first quarter of 2011, the Company acquired all of the remaining equity interests of Front Line that it did not previously own in a series of transactions. See Note 3—Acquisitions for further discussion regarding the Front Line acquisition.

NOTE 12—OTHER INFORMATION

	December 31,	
	2012	2011
	(in thousands)	
The following details the components of "Other current assets":		
Inventory	$ 12,034	$ 12,947
Cash held in escrow	11,498	10,405
Other	12,499	3,348
Total other current assets	$ 36,031	$ 26,700
The following details the components of "Other long-term assets":		
Long-term advances	$ 167,220	$ 150,123
Debt issuance costs	16,332	16,105
Prepaid rent	21,153	23,124
Other	45,590	26,754
Total other long-term assets	$ 250,295	$ 216,106
The following details the components of "Accrued expenses":		
Accrued compensation and benefits	$ 132,353	$ 113,810
Accrued event expenses	110,267	73,886
Collections on behalf of others	52,856	59,452
Accrued legal	47,936	51,107
Accrued insurance	47,293	44,813
Accrued royalties	16,420	14,586
Other	219,598	221,912
Total accrued expenses	$ 626,723	$ 579,566
The following details the components of "Other current liabilities":		
Contingent and deferred purchase consideration	$ 3,355	$ 9,364
Other	13,371	15,872
Total other current liabilities	$ 16,726	$ 25,236
The following details the components of "Other long-term liabilities":		
Accrued rent	$ 51,982	$ 51,908
Contingent and deferred purchase consideration	4,180	13,534
Unrecognized tax benefits	15,974	13,357
Deferred revenue	3,601	5,119
Other	18,672	36,775
Total other long-term liabilities	$ 94,409	$ 120,693

NOTE 13—SEGMENT DATA

The Company's reportable segments are Concerts, Ticketing, Artist Nation and Sponsorship & Advertising. Prior to 2012, the Company reported an eCommerce segment, which is now included in the Ticketing and Sponsorship & Advertising segments. Specifically, all online advertising and online sponsorships previously reported in the eCommerce segment are now reported in the Sponsorship & Advertising segment while all other activity has been included in the Ticketing segment. This change was made to be consistent with how the four key components of the business are now being managed.

The Concerts segment involves the promotion of live music events globally in the Company's owned and/or operated venues and in rented third-party venues, the production of music festivals and the operation and management of music venues and is the aggregation of the Company's North American Concerts and International Concerts operating segments. The Ticketing segment involves the management of the Company's global ticketing operations including providing ticketing software and services to clients and online access for customers relating to ticket and event information and is responsible for the Company's primary websites, *www.livenation.com* and *www.ticketmaster.com.* The Ticketing segment is the aggregation of the Company's North American Ticketing and International Ticketing operating segments. The Artist Nation segment provides management services to artists and other services including merchandise, artist fan sites and VIP tickets and is the aggregation of the Company's Artist Management and Artist Services operating segments. The Sponsorship & Advertising segment manages the development of strategic sponsorship programs in addition to the sale of international, national and local sponsorships and placement of advertising including signage, promotional programs and banner ads in the Company's owned and/or operated venues and on its primary websites.

The Company has reclassified all periods to conform to the current period presentation. Revenue and expenses earned and charged between segments are eliminated in consolidation. Corporate expenses and all line items below operating income are managed on a total company basis.

The Company manages its working capital on a consolidated basis. Accordingly, segment assets are not reported to, or used by, the Company's management to allocate resources to or assess performance of the segments, and therefore, total segment assets have not been presented.

There are no customers that individually account for more than ten percent of the Company's consolidated revenue in any year.

The following table presents the results of operations for the Company's reportable segments for the years ending December 31, 2012, 2011 and 2010:

	Concerts	Ticketing	Artist Nation	Sponsorship & Advertising	Other	Corporate	Eliminations	Consolidated
				(in thousands)				
2012								
Revenue	$3,870,371	$1,374,049	$399,940	$ 247,921	$ 2,997	$ -	$ (76,231)	$ 5,819,047
Direct operating expenses	3,274,951	651,055	263,896	34,738	816	-	(74,179)	4,151,277
Selling, general and administrative expenses	569,570	434,310	99,786	38,198	1,768	-	-	1,143,632
Depreciation and amortization	145,552	165,947	115,696	1,187	398	2,829	(2,052)	429,557
Loss (gain) on sale of operating assets	(453)	(225)	(42)	-	206	-	-	(514)
Corporate expenses	-	-	-	-	-	113,364	-	113,364
Acquisition transaction expenses	847	153	1,163	-	-	1,207	-	3,370
Operating income (loss)	$ (120,096)	$ 122,809	$(80,559)	$ 173,798	$ (191)	$ (117,400)	$ -	$ (21,639)
Intersegment revenue	$ 65,559	$ 2,771	$ 7,901	$ -	$ -	$ -	$ (76,231)	$ -
Capital expenditures	$ 24,149	$ 92,072	$ 601	$ 5,147	$ 4	$ 1,244	$ -	$ 123,217
2011								
Revenue	$3,506,188	$1,319,343	$393,129	$ 230,791	$ 3,487	$ -	$ (68,940)	$ 5,383,998
Direct operating expenses	2,946,410	618,382	260,884	33,682	(1,839)	-	(68,031)	3,789,488
Selling, general and administrative expenses	535,500	428,364	113,199	32,787	2,119	-	-	1,111,969
Depreciation and amortization	132,441	158,071	50,412	483	54	2,466	(909)	343,018
Loss (gain) on sale of operating assets	(880)	(96)	1,264	-	689	1	-	978
Corporate expenses	-	-	-	-	-	112,157	-	112,157
Acquisition transaction expenses	(2,286)	1,314	(7,758)	-	-	16,781	-	8,051
Operating income (loss)	$ (104,997)	$ 113,308	$(24,872)	$ 163,839	$ 2,464	$ (131,405)	$ -	$ 18,337
Intersegment revenue	$ 58,866	$ 1,452	$ 8,622	$ -	$ -	$ -	$ (68,940)	$ -
Capital expenditures	$ 21,436	$ 78,122	$ 4,916	$ 4,094	$ -	$ 3,476	$ -	$ 112,044
2010								
Revenue	$3,438,350	$1,089,340	$362,159	$ 200,146	$ 4,324	$ (333)	$ (30,238)	$ 5,063,748
Direct operating expenses	2,910,334	513,311	233,016	28,512	-	1,502	(28,365)	3,658,310
Selling, general and administrative expenses	524,672	362,416	93,995	30,707	2,701	-	-	1,014,491
Depreciation and amortization	139,129	139,007	41,520	255	1,362	2,266	(1,873)	321,666
Loss (gain) on sale of operating assets	(4,848)	5,186	20	6	6	4	-	374
Corporate expenses	-	-	-	-	-	110,252	-	110,252
Acquisition transaction expenses	(2,424)	780	6,277	- -	-	17,722	-	22,355
Operating income (loss)	$ (128,513)	$ 68,640	$(12,669)	$ 140,666	$ 255	$ (132,079)	$ -	$ (63,700)
Intersegment revenue	$ 16,876	$ -	$ 13,362	$ -	$ -	$ -	$ (30,238)	$ -
Capital expenditures	$ 19,736	$ 45,544	$ 996	$ 67	$ 306	$ 7,189	$ -	$ 73,838

The following table provides revenue and long-lived assets for the Company's foreign operations included in the consolidated financial statements:

	United Kingdom Operations	Other Foreign Operations	Total Foreign Operations	Total Domestic Operations	Consolidated Total
			(in thousands)		
2012					
Revenue	$ 711,989	$ 1,368,768	$ 2,080,757	$ 3,738,290	$ 5,819,047
Long-lived assets ...	$ 87,790	$ 102,706	$ 190,496	$ 531,290	$ 721,786
2011					
Revenue	$ 686,982	$ 1,387,295	$ 2,074,277	$ 3,309,721	$ 5,383,998
Long-lived assets ...	$ 85,614	$ 99,459	$ 185,073	$ 535,063	$ 720,136
2010					
Revenue	$ 575,985	$ 1,044,288	$ 1,620,273	$ 3,443,475	$ 5,063,748
Long-lived assets ...	$ 73,634	$ 82,624	$ 156,258	$ 580,806	$ 737,064

NOTE 14—QUARTERLY RESULTS OF OPERATIONS (Unaudited)

	March 31,		June 30,		September 30,		December 31,	
	2012	2011	2012	2011	2012	2011	2012	2011
	(in thousands)							
Revenue	$867,997	$849,409	$1,550,677	$1,558,882	$1,963,146	$1,790,025	$1,437,227	$1,185,682
Operating expenses:								
Direct operating expenses	538,714	547,124	1,106,869	1,138,151	1,457,423	1,286,304	1,048,271	817,909
Selling, general and administrative expenses	268,135	272,969	280,943	266,795	283,846	282,462	310,708	289,743
Depreciation and amortization	79,713	77,481	94,259	76,927	84,684	83,341	170,901	105,269
Loss (gain) on sale of operating assets	(288)	1,295	93	(660)	(60)	231	(259)	112
Corporate expenses	23,217	21,036	27,415	24,590	30,842	27,385	31,890	39,146
Acquisition transaction expenses	1,309	1,665	(1,870)	706	1,896	5,493	2,035	187
Operating income (loss)	(42,803)	(72,161)	42,968	52,373	104,515	104,809	(126,319)	(66,684)
Interest expense	29,710	29,229	29,488	30,845	35,535	30,388	29,007	29,952
Gain on extinguishment of debt	-	-	-	-	(460)	-	-	-
Interest income	(900)	(527)	(931)	(1,298)	(994)	(1,023)	(1,345)	(1,367)
Equity in earnings of nonconsolidated affiliates	(3,881)	(994)	(1,801)	(1,778)	(3,117)	(2,777)	(1,122)	(2,193)
Other expense (income), net	(1,782)	(585)	5,424	1,331	(6,575)	6,461	4,266	(700)
Income (loss) before income taxes	(65,950)	(99,284)	10,788	23,273	80,126	71,760	(157,125)	(92,376)
Income tax expense (benefit)	4,278	(44,942)	5,228	6,659	11,950	8,739	8,280	3,320
Net income (loss)	(70,228)	(54,342)	5,560	16,614	68,176	63,021	(165,405)	(95,696)
Net income (loss) attributable to noncontrolling interests	(1,078)	(5,882)	(2,132)	3,357	10,228	11,309	(5,688)	3,829
Net income (loss) attributable to common stockholders of Live Nation Entertainment, Inc.	$(69,150)	$(48,460)	$ 7,692	$ 13,257	$ 57,948	$ 51,712	$ (159,717)	$ (99,525)
Basic net income (loss) per common share attributable to common stockholders of Live Nation Entertainment, Inc.	$ (0.37)	$ (0.27)	$ 0.04	$ 0.07	$ 0.31	$ 0.28	$ (0.87)	$ (0.53)
Diluted net income (loss) per common share attributable to common stockholders of Live Nation Entertainment, Inc.	$ (0.37)	$ (0.27)	$ 0.04	$ 0.07	$ 0.31	$ 0.27	$ (0.87)	$ (0.53)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to the officers who certify our financial reports and to other members of senior management and our board of directors.

Based on their evaluation as of December 31, 2012, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) are effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or internal controls will prevent all possible error and fraud. Our disclosure controls and procedures are, however, designed to provide reasonable assurance of achieving their objectives, and our Chief Executive Officer and Chief Financial Officer have concluded that our financial controls and procedures are effective at that reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our management conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting. The attestation report is included herein.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Live Nation Entertainment, Inc.

We have audited Live Nation Entertainment, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Live Nation Entertainment, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Live Nation Entertainment, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Live Nation Entertainment, Inc. as of December 31, 2012 and 2011 and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Live Nation Entertainment, Inc. and our report dated February 26, 2013 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
February 26, 2013

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Other than the information set forth under Item 1. Business—Executive Officers, the information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated by reference to our Definitive Proxy Statement, expected to be filed within 120 days of our fiscal year end.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements.

The following consolidated financial statements are included in Item 8:

Consolidated Balance Sheets as of December 31, 2012 and 2011 68

Consolidated Statements of Operations for the Years Ended December 31, 2012, 2011 and 2010 69

Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2012, 2011 and 2010 70

Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2012, 2011 and 2010 71

Consolidated Statements of Cash Flows for the Years Ended December 31, 2012, 2011 and 2010 73

Notes to Consolidated Financial Statements 74

(a)2. Financial Statement Schedule.

The following financial statement schedule for the years ended December 31, 2012, 2011 and 2010 is filed as part of this report and should be read in conjunction with the consolidated financial statements.

Schedule II Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable, and therefore have been omitted.

LIVE NATION ENTERTAINMENT, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Allowance for Doubtful Accounts

Description	Balance at Beginning of Period	Charges of Costs, Expenses and Other	Write-off of Accounts Receivable	Other	Balance at End of Period
			(in thousands)		
Year ended December 31, 2010	$ 8,230	$ 4,666	$ (2,342)	$ 344 (1)	$ 10,898
Year ended December 31, 2011	$ 10,898	$ 6,440	$ (243)	$ (109)(1)	$ 16,986
Year ended December 31, 2012	$ 16,986	$ 6,480	$ (4,155)	$ 483 (1)	$ 19,794

(1) Foreign currency adjustments.

LIVE NATION ENTERTAINMENT, INC.

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Deferred Tax Asset Valuation Allowance

Description	Balance at Beginning of Period	Charges of Costs, Expenses and Other (1)	Deletions	Other (1)	Balance at End of Period
			(in thousands)		
Year ended December 31, 2010 (2)	$ 204,294	$ 55,269	$ -	$ 64,107	$ 323,670
Year ended December 31, 2011	$ 323,670	$ 7,412	$ -	$ 5,717	$ 336,799
Year ended December 31, 2012	$ 336,799	$ 79,214	$ -	$ 9,391	$ 425,404

(1) During 2012, 2011 and 2010, the valuation allowance was adjusted for acquisitions and divestitures.
(2) The balance at the beginning of period for the year ended December 31, 2010, has been increased by $12.5 million pursuant to an amended U. S. federal tax return for the year ended December 31, 2009.

Exhibit No.	Exhibit Description	Incorporated by Reference					Filed Here with
		Form	File No.	Exhibit No.	Filing Date	Filed By	
2.1	Agreement and Plan of Merger, dated February 10, 2009, between Ticketmaster Entertainment, Inc. and Live Nation, Inc.	8-K	001-32601	2.1	2/13/2009	Live Nation Entertainment, Inc.	
3.1	Amended and Restated Certificate of Incorporation of Live Nation Entertainment, Inc., as amended.	10-K	001-32601	3.1	2/25/2010	Live Nation Entertainment, Inc.	
3.2	Fourth Amended and Restated Bylaws of Live Nation Entertainment, Inc.	8-K	001-32601	3.1	6/13/2012	Live Nation Entertainment, Inc.	
4.1	Rights Agreement, dated December 21, 2005, between CCE Spinco, Inc. and The Bank of New York, as Rights Agent.	8-K	001-32601	4.1	12/23/2005	Live Nation Entertainment, Inc.	
4.2	First Amendment to Rights Agreement, dated February 25, 2009, between Live Nation, Inc. and The Bank of New York Mellon, as Rights Agent.	8-K	001-32601	4.1	3/3/2009	Live Nation Entertainment, Inc.	
4.3	Second Amendment to Rights Agreement, effective as of September 23, 2011, entered into by and between Live Nation Entertainment, Inc. and The Bank of New York Mellon, as rights agent.	8-K	001-32601	4.1	9/28/2011	Live Nation Entertainment, Inc.	
4.4	Form of Certificate of Designations of Series A Junior Participating Preferred Stock.	8-K	001-32601	4.2	12/23/2005	Live Nation Entertainment, Inc.	
4.5	Form of Right Certificate.	8-K	001-32601	4.3	12/23/2005	Live Nation Entertainment, Inc.	
10.1	Second Amended and Restated Certificate of Incorporation of Live Nation Holdco #2, Inc.	8-K	001-32601	10.2	7/23/2008	Live Nation Entertainment, Inc.	
10.2	Indenture, dated July 16, 2007, between Live Nation, Inc. and Wells Fargo Bank, N.A., as Trustee.	8-K	001-32601	4.1	7/16/2007	Live Nation Entertainment, Inc.	
10.3	Indenture, dated July 28, 2008, among Ticketmaster, the Guarantors identified therein and The Bank of New York Mellon, as Trustee.	S-1	333-152702	10.21	8/1/2008	Ticketmaster Entertainment LLC	
10.4	First Supplemental Indenture, dated August 20, 2008, to the Indenture, dated July 28, 2008, among Ticketmaster, the Guarantors identified therein and The Bank of New York Mellon, as Trustee.	8-K	001-34064	4.1	8/25/2008	Ticketmaster Entertainment LLC	
10.5	Second Supplemental Indenture, dated April 30, 2009, to the Indenture, dated July 28, 2008, among Ticketmaster, the Guarantors identified therein and The Bank of New York Mellon, as	10-Q	001-34064	10.2	8/13/2009	Ticketmaster Entertainment LLC	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit No.	Filing Date	Filed By	Filed Here with
	Trustee.						
10.6	Third Supplemental Indenture, dated July 23, 2009, to the Indenture, dated July 28, 2008, among Ticketmaster, the Guarantors identified therein and The Bank of New York Mellon, as Trustee.	10-Q	001-34064	10.3	8/13/2009	Ticketmaster Entertainment LLC	
10.7	Fourth Supplemental Indenture, dated January 25, 2010, to the Indenture, dated July 28, 2008, among Ticketmaster, the Guarantors named therein and The Bank of New York Mellon, as Trustee.	8-K	001-32601	4.1	1/29/2010	Live Nation Entertainment, Inc.	
10.8	Fifth Supplemental Indenture, dated as of April 30, 2010, to the Indenture dated July 28, 2008, among Ticketmaster, the Guarantors named therein and The Bank of New York Mellon, as Trustee.	10-Q	001-32601	10.1	8/5/2010	Live Nation Entertainment, Inc.	
10.9	Sixth Supplemental Indenture, entered into as of May 6, 2010, to the Indenture, dated July 28, 2008, among Ticketmaster, the Guarantors named therein and The Bank of New York Mellon, as Trustee.	10-Q	001-32601	10.2	8/5/2010	Live Nation Entertainment, Inc.	
10.10	Seventh Supplemental Indenture, entered into as of February 14, 2011, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, Career Artist Management LLC, and The Bank of New York Mellon Trust Company, N.A., as Trustee.	10-Q	001-32601	10.4	5/5/2011	Live Nation Entertainment, Inc.	
10.11	Eighth Supplemental Indenture, entered into as of August 4, 2011, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, Vector Management LLC, Vector West, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.2	11/3/2011	Live Nation Entertainment, Inc.	
10.12	Ninth Supplemental Indenture, entered into as of January 4, 2012, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, Live Nation LGTours (USA), LLC and The Bank of New York Mellon Trust Company, N.A. as trustee.	10-K	001-32601	10.12	2/24/2012	Live Nation Entertainment, Inc.	
10.13	Tenth Supplemental Indenture, entered into as of February 28,	10-Q	001-32601	10.1	5/10/2012	Live Nation Entertainment,	

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	File No.	Exhibit No.	Filing Date	Filed By	Filed Here with
	2012, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, HOB Punch Line S.F. Corp., and The Bank of New York Mellon Trust Company, N.A., as trustee.					Inc.	
10.14	Eleventh Supplemental Indenture, entered into as of August 16, 2012, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, HARD Events LLC, and The Bank of New York Mellon Trust Company, N.A., as trustee.						X
10.15	Lockup and Registration Rights Agreement, dated May 26, 2006, among Live Nation, Inc., SAMCO Investments Ltd., Concert Productions International Inc., CPI Entertainment Rights, Inc. and the other parties set forth therein.	8-K	001-32601	4.1	6/2/2006	Live Nation Entertainment, Inc.	
10.16	Voting Agreement, dated February 10, 2009, between Liberty USA Holdings, LLC and Live Nation, Inc.	8-K	001-32601	10.1	2/13/2009	Live Nation Entertainment, Inc.	
10.17	Stockholder Agreement, dated February 10, 2009, among Live Nation, Inc., Liberty Media Corporation, Liberty USA Holdings, LLC and Ticketmaster Entertainment, Inc.	8-K	001-32601	10.2	2/13/2009	Live Nation Entertainment, Inc.	
10.18	Note, dated January 24, 2010, among Ticketmaster Entertainment, Inc., Azoff Family Trust of 1997 and Irving Azoff.	10-K	001-32601	10.17	2/25/2010	Live Nation Entertainment, Inc.	
10.19	Registration Rights Agreement, dated January 25, 2010, among Live Nation, Inc., Liberty Media Corporation and Liberty Media Holdings USA, LLC.	8-K	001-32601	10.1	1/29/2010	Live Nation Entertainment, Inc.	
10.20	Tax Matters Agreement, dated December 21, 2005, among CCE Spinco, Inc., CCE Holdco #2, Inc. and Clear Channel Communications, Inc.	8-K	001-32601	10.2	12/23/2005	Live Nation Entertainment, Inc.	
10.21	Tax Sharing Agreement, dated August 20, 2008, among IAC/InterActiveCorp, HSN, Inc., Interval Leisure Group, Inc., Ticketmaster and Tree.com, Inc.	8-K	001-34064	10.2	8/25/2008	Ticketmaster Entertainment LLC	
10.22	Form of Indemnification Agreement.	10-K	001-32601	10.23	2/25/2010	Live Nation Entertainment, Inc.	
10.23 §	Live Nation Entertainment, Inc. 2005 Stock Incentive Plan, as amended and restated as of	8-K	001-32601	10.3	6/20/2011	Live Nation Entertainment, Inc.	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit No.	Filing Date	Filed By	Filed Here with
	April 15, 2011.						
10.24 §	Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan.	S-8	333-164507	10.1	1/26/2010	Live Nation Entertainment, Inc.	
10.25 §	Amendment No. 1 to the Amended and Restated Ticketmaster Entertainment, Inc. 2008 Stock and Annual Incentive Plan.	10-Q	001-32601	10.1	11/4/2010	Live Nation Entertainment, Inc.	
10.26 §	Live Nation Entertainment, Inc. 2006 Annual Incentive Plan, as amended and restated as of April 15, 2011.	8-K	001-32601	10.2	6/20/2011	Live Nation Entertainment, Inc.	
10.27 §	Amended and Restated Live Nation, Inc. Stock Bonus Plan.	8-K	001-32601	10.1	1/25/2010	Live Nation Entertainment, Inc.	
10.28 §	Employment Agreement, dated October 21, 2009, among Live Nation, Inc., Live Nation Worldwide, Inc. and Michael Rapino.	8-K	001-32601	10.1	10/22/2009	Live Nation Entertainment, Inc.	
10.29 §	First Amendment to Employment Agreement, dated December 27, 2012 by and between Live Nation Entertainment, Inc. and Michael Rapino.						X
10.30 §	Amended and Restated Employment Agreement, effective September 1, 2009, between Live Nation Worldwide, Inc. and Michael G. Rowles .	8-K	001-32601	10.2	10/22/2009	Live Nation Entertainment, Inc.	
10.31 §	Amended and Restated Employment Agreement, effective September 1, 2009, between Live Nation Worldwide, Inc. and Kathy Willard.	8-K	001-32601	10.3	10/22/2009	Live Nation Entertainment, Inc.	
10.32 §	Employment Agreement, effective December 17, 2007, between Live Nation Worldwide, Inc. and Brian Capo.	10-Q	001-32601	10.4	8/7/2008	Live Nation Entertainment, Inc.	
10.33 §	First Amendment to Employment Agreement, effective December 31, 2008, between Live Nation Worldwide, Inc. and Brian Capo.	10-K	001-32601	10.30	3/5/2009	Live Nation Entertainment, Inc.	
10.34 §	Second Amendment to Employment Agreement, effective October 22, 2009, between Live Nation Worldwide, Inc. and Brian Capo.	10-K	001-32601	10.55	2/25/2010	Live Nation Entertainment, Inc.	
10.35 §	Employment Agreement, effective February 1, 2007, between Live Nation Worldwide, Inc. and Nathan Hubbard.	10-Q	001-32601	10.1	5/10/2010	Live Nation Entertainment, Inc.	
10.36 §	First Amendment to Employment Agreement, effective March 1, 2009, between Live Nation Worldwide, Inc. and Nathan	10-Q	001-32601	10.2	5/10/2010	Live Nation Entertainment, Inc.	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit No.	Filing Date	Filed By	Filed Here with
	Hubbard.						
10.37 §	Second Amendment to Employment Agreement, effective January 1, 2011, by and between Live Nation Worldwide, Inc. and Nathan Hubbard.	8-K	001-32601	10.1	10/14/2011	Live Nation Entertainment, Inc.	
10.38 §	Employment Agreement, effective March 18, 2011, between Live Nation Entertainment, Inc. and Joe Berchtold.	10-Q	001-32601	10.1	8/7/2012	Live Nation Entertainment, Inc.	
10.39	Indenture dated as of May 6, 2010 by and among Live Nation Entertainment, Inc., the Guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.3	8/5/2010	Live Nation Entertainment, Inc.	
10.40	First Supplemental Indenture, entered into as of February 14, 2011, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, Career Artist Management LLC, and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.3	5/5/2011	Live Nation Entertainment, Inc.	
10.41	Second Supplemental Indenture, entered into as of August 4, 2011, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, Vector Management LLC, Vector West, LLC and The Bank of New York Mellon Trust Company, N.A., as trustee.	8-K	001-32601	10.1	11/3/2009	Live Nation Entertainment, Inc.	
10.42	Third Supplemental Indenture, entered into as of January 4, 2012, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, Live Nation LGTours (USA), LLC, and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-K	001-32601	10.43	2/24/2012	Live Nation Entertainment, Inc.	
10.43	Fourth Supplemental Indenture, entered into as of February 28, 2012, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, HOB Punch Line S.F. Corp., and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.2	5/10/2012	Live Nation Entertainment, Inc.	
10.44	Fifth Supplemental Indenture, entered into as of August 16, 2012, among Live Nation Entertainment, Inc., the guarantors listed in Appendix I attached thereto, HARD Events LLC, and The Bank of New						X

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	File No.	Exhibit No.	Filing Date	Filed By	Filed Herewith
	York Mellon Trust Company, N.A., as trustee.						
10.45	Sixth Supplemental Indenture, entered into as of October 4, 2012, among Live Nation Entertainment, Inc., the Guarantors listed in Appendix I attached hereto, Live Nation Ushtours (USA), LLC, and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.4	11/5/2012	Live Nation Entertainment, Inc.	
10.46	Credit Agreement entered into as of May 6, 2010, among Live Nation Entertainment, Inc., the Foreign Borrowers party thereto, the Guarantors identified therein, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Agent and J.P. Morgan Europe Limited, as London Agent.	10-Q	001-32601	10.4	8/5/2010	Live Nation Entertainment, Inc.	
10.47	Amendment No. 1, dated as of June 29, 2012, entered into by and among Live Nation Entertainment, Inc., the relevant Credit Parties identified therein, the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent for the Lenders .	10-Q	001-32601	10.2	8/7/2012	Live Nation Entertainment, Inc.	
10.48	Incremental Term Loan Joinder Agreement No. 1, dated August 20, 2012, by and among Live Nation Entertainment, Inc., JPMorganChase Bank, N.A., as administrative agent, each Incremental Term Loan Lender defined therein and the relevant Credit Parties identified therein.	10-Q	001-32601	10.2	11/5/2012	Live Nation Entertainment, Inc.	
10.49	Indenture, dated August 20, 2012, by and among Live Nation Entertainment, Inc., the Guarantors defined therein, and the Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.1	11/5/2012	Live Nation Entertainment, Inc.	
10.50	First Supplemental Indenture, entered into as of October 4, 2012, among Live Nation Entertainment, Inc., the Guarantors listed in Appendix I attached hereto, Live Nation Ushtours (USA), LLC, and The Bank of New York Mellon Trust Company, N.A., as trustee.	10-Q	001-32601	10.3	11/5/2012	Live Nation Entertainment, Inc.	
10.51	Stock Purchase Agreement, dated as of February 4, 2011, by and among Live Nation Entertainment, Inc., FLMG Holdings Corp., Irving	8-K	001-32601	10.1	2/7/2011	Live Nation Entertainment, Inc.	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit No.	Filing Date	Filed By	Filed Here with
	Azoff, the Azoff Family Trust of 1997, dated May 27, 1997, as amended, Madison Square Garden, L.P., LNE Holdings, LLC, and Front Line Management Group, Inc.						
10.52	Subscription Agreement, dated as of February 4, 2011, by and between Liberty Media Corporation and Live Nation Entertainment, Inc.	8-K	001-32601	10.2	2/7/2011	Live Nation Entertainment, Inc.	
12.1	Computation of Ratio of Earnings to Fixed Charges.						X
14.1	Code of Business Conduct and Ethics.						X
21.1	Subsidiaries of the Company.						X
23.1	Consent of Ernst & Young LLP.						X
24.1	Power of Attorney (see signature page).						X
31.1	Certification of Chief Executive Officer.						X
31.2	Certification of Chief Financial Officer.						X
32.1	Section 1350 Certification of Chief Executive Officer.						X
32.2	Section 1350 Certification of Chief Financial Officer.						X
101.INS *	XBRL Instance Document						X
101.SCH *	XBRL Taxonomy Schema Document						X
101.CAL *	XBRL Taxonomy Calculation Linkbase Document						X
101.DEF *	XBRL Taxonomy Definition Linkbase Document						X
101.LAB *	XBRL Taxonomy Label Linkbase Document						X
101.PRE *	XBRL Taxonomy Presentation Linkbase Document						X

§ Management contract or compensatory plan or arrangement.

* In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The Company has not filed long-term debt instruments of its subsidiaries where the total amount under such instruments is less than ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. However, the Company will furnish a copy of such instruments to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on February 26, 2013.

LIVE NATION ENTERTAINMENT, INC.

By: /s/ Michael Rapino

Michael Rapino
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Michael Rapino and Kathy Willard, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Michael Rapino **Michael Rapino**	President and Chief Executive Officer and Director	February 26, 2013
/s/ Kathy Willard **Kathy Willard**	Chief Financial Officer	February 26, 2013
/s/ Brian Capo **Brian Capo**	Chief Accounting Officer	February 26, 2013
/s/ Mark Carleton **Mark Carleton**	Director	February 26, 2013
/s/ Jonathan Dolgen **Jonathan Dolgen**	Director	February 26, 2013
/s/ Ariel Emanuel **Ariel Emanuel**	Director	February 26, 2013
/s/ Robert Ted Enloe, III **Robert Ted Enloe, III**	Director	February 26, 2013
/s/ Jeffrey T. Hinson **Jeffrey T. Hinson**	Director	February 26, 2013
/s/ James S. Kahan **James S. Kahan**	Director	February 26, 2013
/s/ Gregory B. Maffei **Gregory B. Maffei**	Director	February 26, 2013
/s/ Randall T. Mays **Randall T. Mays**	Director	February 26, 2013
/s/ Mark S. Shapiro **Mark S. Shapiro**	Director	February 26, 2013

PERFORMANCE GRAPH

The graph below shows the relative investment performance of our common stock, the NYSE Market Index and the Hemscott Group Index for the period from December 31, 2007 through December 31, 2012 assuming reinvestment of dividends at the date of payment into the common stock of the indexes. The Hemscott Group Index consists of the following fourteen companies: Bona Film Group Limited; Dial Global, Inc.; Digital Domain Media Group, Inc.; Imax Corporation; Kit Digital, Inc.; Ku6 Media Co., Ltd.; Live Nation Entertainment, Inc.; News Corporation; The Madison Square Garden Company; The Walt Disney Company; Time Warner Inc.; Valcom, Inc.; Viacom Inc. and World Wrestling Entertainment, Inc. The information reflected below is not necessarily indicative of our future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Live Nation Entertainment, Inc., the NYSE Composite Index, and the Hemscott Group Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
12/07
12/08
12/09
12/10
12/11
12/12
Live Nation Entertainment, Inc.
NYSE Composite
Peer Group

*$100 invested on 12/31/07 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12
Live Nation Entertainment, Inc.	100.00	39.53	58.61	78.65	57.23	64.12
NYSE Composite	100.00	60.74	77.92	88.36	84.96	98.55
Hemscott Group Index......................	100.00	58.38	85.82	100.86	110.30	147.63

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Board of Directors

Mark Carleton
Senior Vice President, Liberty Media Corporation

Jonathan Dolgen
Principal, Wood River Ventures, LLC

Ariel Emanuel
Chief Executive Officer, WME Entertainment

Robert Ted Enloe, III
Managing General Partner, Balquita Partners, Ltd.

Jeffrey T. Hinson
President, YouPlus Media, LLC

James S. Kahan
AT&T Senior Executive Vice President – Corporate Development, Retired

Gregory B. Maffei (Chairman of the Board)
President and Chief Executive Officer, Liberty Media Corporation

Randall T. Mays
Vice Chairman, Clear Channel Communications, Inc.

Michael Rapino
President and Chief Executive Officer, Live Nation Entertainment

Mark S. Shapiro
Executive Producer, Dick Clark Productions

Executive and Other Key Officers

Michael Rapino
President and Chief Executive Officer

Ron Bension
President – HOB Entertainment

Joe Berchtold
Chief Operating Officer

Mark Campana
President – North America Concerts, Regions North

Brian Capo
Chief Accounting Officer

Arthur Fogel
Chairman – Global Music and President – Global Touring

John Hopmans
Executive Vice President – Mergers and Acquisitions and Strategic Finance

Nathan Hubbard
President – Ticketmaster

Simon Lewis
President – Live Nation Europe, Sponsorship and Concerts

John Reid
President – Live Nation Europe, Concerts

Alan Ridgeway
President – International and Emerging Markets

Bob Roux
President – North America Concerts, Regions South

Michael Rowles
General Counsel and Secretary

Russell Wallach
President – North America Sponsorships

Kathy Willard
Chief Financial Officer

Mark Yovich
President – Ticketmaster International

Corporate Information

Independent Registered Public Accounting Firm

Ernst & Young LLP
Los Angeles, California

Investor Relations and Press Contacts

Maili Bergman *(Investors)*
Senior Vice President, Investor Relations

Jacqueline Peterson *(Press)*
Senior Vice President, Corporate Communications

Live Nation Entertainment
9348 Civic Center Drive
Beverly Hills, California 90210
(310) 867-7000

Transfer Agent and Registrar

Computershare Shareowner Services

Stockholder correspondence should be mailed to:
Computershare
P.O. Box 43006
Providence, Rhode Island 02940-3006

Overnight correspondence should be mailed to:
Computershare
250 Royall Street
Canton, Massachusetts 02021

(877) 296-7874
(201) 680-6578 (for callers outside the United States)

Stockholder website: www.computershare.com/investor
Stockholder online inquiries:
https://www-us.computershare.com/investor/Contact

Stock Listing

Live Nation Entertainment's common stock is listed on the New York Stock Exchange under the symbol "LYV."

Annual Report on Form 10-K

Live Nation Entertainment's Annual Report on Form 10-K for the year ended December 31, 2012 is included in this annual report. The exhibits accompanying the report are filed with the U.S. Securities and Exchange Commission and can be accessed in the EDGAR database at the SEC's website, www.sec.gov, or through the "Investors" section of Live Nation Entertainment's website, at www.livenation.com/investors. We will provide these items to stockholders upon request. Requests for any such exhibits should be made to:

Live Nation Entertainment
Attention: Corporate Secretary
9348 Civic Center Drive
Beverly Hills, California 90210

Forward-Looking Statements

In accordance with the Private Securities Litigation Reform Act of 1995, Live Nation Entertainment notes that this annual report contains forward-looking statements that involve risks and uncertainties, including those relating to our company's future success and growth. Actual results may differ materially due to risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission. Live Nation Entertainment does not intend to update these forward-looking statements.


LIVE NATION
ENTERTAINMENT
9348 CIVIC CENTER DRIVE
BEVERLY HILLS CA 90210
310 867 7000